   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1999


                                                      REGISTRATION NO. 333-71855
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            NORTH COAST ENERGY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (State or other jurisdiction of
                         incorporation or organization)
                                      1311
                          (Primary Standard Industrial
                            Classification Code No.)
                                   34-1594000
                                (I.R.S. Employer
                             Identification Number)

                               1993 CASE PARKWAY
                             TWINSBURG, OHIO 44087
                                 (330) 425-2330
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                  GARRY REGAN
                                   PRESIDENT
                               1993 CASE PARKWAY
                             TWINSBURG, OHIO 44087
                                 (330) 425-2330
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:
                              MICHAEL D. PHILLIPS
                         CALFEE, HALTER & GRISWOLD LLP
                     MCDONALD INVESTMENT CENTER, SUITE 1400
                             CLEVELAND, OHIO 44114
                                 (216) 622-8200
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED        PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF               AMOUNT TO BE      MAXIMUM OFFERING   AGGREGATE OFFERING       AMOUNT OF
       SECURITIES TO BE REGISTERED              REGISTERED        PRICE PER UNIT         PRICE(1)        REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per
  share(1)................................       3,106,547           $3.15(3)          $9,785,623.05         $2,886.76
---------------------------------------------------------------------------------------------------------------------------
Common stock underlying warrants and
  options(2)..............................       1,323,026           $3.15(3)          $4,167,529.38         $1,224.07
---------------------------------------------------------------------------------------------------------------------------
Total.....................................       4,429,573           $3.15(3)         $13,953,152.43         $4,110.83
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) The 3,106,547 shares consist of common stock previously issued in private placements, upon exercise of warrants issued in private placements, for payment of director fees and payment of other fees in lieu of cash.

(2) Represents shares of common stock issuable upon exercise of the warrants and options.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to paragraph (c) of Rule 457 under the Securities Act of 1933. This registration fee was previously paid.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED IN THIS PROSPECTUS IS SUBJECT TO COMPLETION AND AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR WILL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH THAT OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF THAT STATE.

                             SUBJECT TO COMPLETION

                      PROSPECTUS DATED SEPTEMBER 17, 1999


PROSPECTUS

                                4,429,573 SHARES

                            NORTH COAST ENERGY, INC.
                                  COMMON STOCK

This prospectus relates to the offer and sale of 3,106,547 shares of common stock of North Coast Energy, Inc. which are currently issued and outstanding and 1,323,026 shares of common stock issuable upon the exercise of outstanding stock warrants and options to purchase shares of common stock. All of the common stock being registered by this prospectus may be offered and sold from time to time by the selling stockholders of North Coast. North Coast will receive approximately $5,787,000 in proceeds if the warrants and options are exercised. North Coast will receive no proceeds from the sale of the common stock.


Shares of North Coast's common stock are traded on the Nasdaq SmallCap Market under the symbol "NCEB." On September 16, 1999, the last reported sales price for the common stock was $3.81 per share.


SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF SOME OF THE FACTORS THAT YOU SHOULD CONSIDER BEFORE MAKING AN INVESTMENT DECISION ABOUT THE COMMON STOCK OFFERED BY THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus is                      , 1999

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and you should read it in conjunction with, the more detailed information and consolidated financial statements appearing elsewhere in this prospectus.

                                  NORTH COAST

North Coast Energy, Inc. is an independent natural gas and oil company engaged in exploration, development and production activities primarily in the Appalachian Basin region of Ohio and Pennsylvania. North Coast's strategy focuses primarily on its acquisition of proved undeveloped natural gas and oil properties and on the turnkey, or fixed price, drilling and development of these properties in conjunction with drilling partnerships that North Coast manages and sponsors. Drilling programs are funded through the sale of partnership interests to non-industry investors and by contributions from North Coast.

As of June 30, 1999, North Coast served as the managing general partner of 28 drilling programs and operated 1,430 wells, 385 of which are operated for drilling programs. In connection with the drilling and development of the wells it operates, North Coast currently transports gas from 1,190 company-operated wells through its pipelines. At March 31, 1999, North Coast had estimated net proved reserves of approximately 52.5 Bcf of natural gas and 425,200 barrels of oil.

North Coast focuses its exploration and development activities in the Appalachian Basin, where wellhead prices for natural gas have, in recent years, generally averaged higher than in the Gulf Coast and mid-continent regions of the country due to the area's proximity to major commercial and industrial markets.

                              RECENT DEVELOPMENTS

North Coast acquired the assets of Kelt, Ohio pursuant to a purchase and sale agreement dated April 8, 1998 and later amended on May 12, 1998. The Kelt acquisition closed on May 29, 1998, with an effective date of April 8, 1998. The purchase price for the acquired assets was $16.0 million. The acquired assets included approximately 900 natural gas and oil wells and Kelt's brine disposal facilities, drilling and service rigs, natural gas compressors and gas gathering systems, and a large inventory of oilfield service equipment and supplies. North Coast funded the acquisition using cash and an increase in its existing line of credit. Approximately $15.0 million of the $16.0 million purchase price was financed under a recently amended credit facility, which increased North Coast's borrowing base to $25.0 million. See "Description of Certain Indebtedness" for a more detailed description of this credit facility.

                            ------------------------

North Coast was incorporated in Delaware on August 30, 1988 as a successor to the business carried on by its predecessor since 1981. Its principal executive offices are located at 1993 Case Parkway, Twinsburg, Ohio 44087 and its telephone number is (330) 425-2330.

                                  THE OFFERING

COMMON STOCK....................    Common stock was issued to several parties
                                    through private transactions and the
                                    issuance of warrants and options. The
                                    following is a summary of the shares to be registered.

                                    - NUON International bv, a limited liability
                                      company organized under the laws of the
                                      Netherlands, purchased 2,298,851 shares of common stock and has an option to purchase an additional 1,149,426 shares of common stock to be registered.

                                    - Range Resources Corporation, formerly
                                      Lomak Petroleum, Inc., owns 791,975 shares of common stock and holds a warrant to purchase 40,000 shares of common stock to be registered.

                                    - North Coast's directors received common
                                      stock instead of cash compensation for
                                      director's fees in the amounts to be
                                      registered listed below.

John Pinkerton       1,693 shares
Steve Grose          1,795 shares
C. Rand Michaels     1,619 shares
George Begley        3,343 shares
Dale Wegrich         2,481 shares
Charles Ebinger      2,395 shares
Robert Bauman        2,395 shares
Ralph Bradley       20,000 shares
                     under option

                                    - Mr. Charles Lombardy has warrants to
                                      purchase 60,000 shares of common stock to be registered.

                                    - Messrs. Berns and Siegel each have
                                      warrants to purchase 26,800 shares of
                                      common stock to be registered.

USE OF PROCEEDS.................    North Coast will not receive any proceeds
                                    from the sale of common stock offered by the selling stockholders. The net proceeds from the exercise of any warrant or option is anticipated to be used to repay indebtedness and for general corporate purposes.

NASDAQ SYMBOL FOR COMMON
  STOCK.........................    "NCEB"

COMMON STOCK OUTSTANDING PRIOR
  TO OFFERING...................    4,557,217

COMMON STOCK OUTSTANDING AFTER
  THE EXERCISE OF WARRANTS AND
  OPTIONS.......................    5,880,243

The amounts of outstanding common stock shown above do not include 339,241 shares of common stock issuable upon conversion of the preferred stock or 14,920 shares issuable upon exercise of options and warrants outstanding as of June 30, 1999, but do include the shares of common stock issuable to NUON and Messrs. Bradley, Siegel, Lombardy and Berns upon the exercise of their currently exercisable options and warrants. See "Capitalization" for a more detailed description of the amounts of North Coast's securities which are currently issued and outstanding.

                                  RISK FACTORS

You should carefully consider the risk factors set forth under the caption "Risk Factors" and any other information included in the prospectus prior to making an investment decision.

             SUMMARY OIL AND GAS PRODUCTION AND RESERVE INFORMATION

The following table summarizes information regarding North Coast's gas and oil production and proved gas and oil reserves. See "Business -- Gas and Oil Reserves" and North Coast's consolidated financial statements appearing elsewhere in this prospectus for more information about North Coast's reserve estimates.

                                        YEAR ENDED                     THREE MONTHS
                                         MARCH 31,                     ENDED JUNE 30
                          ---------------------------------------   -------------------
                             1999          1998          1997         1999       1998
                          -----------   -----------   -----------   --------   --------
SUMMARY OIL AND GAS
  DATA:
Production:
  Gas (Mcf).............    2,688,000     1,116,000     1,153,000    560,000    600,000
  Oil (Bbls)............       28,100        13,900        16,200      6,700      2,600
  Equivalent Mcf @ 6
     Mcf/ Bbl...........    2,856,600     1,199,400     1,250,200    600,200    615,600
Average Sales Price:
  Gas, per Mcf..........  $      2.57   $      2.50   $      2.43   $   2.54   $   2.55
  Oil, per Bbl..........  $     11.39   $     16.18   $     20.65   $  13.54   $  12.58
Average Lifting Cost per
  Mcf...................  $       .91   $       .70   $       .62   $   1.01   $    .91

                                                           YEAR ENDED
                                                            MARCH 31,
                                             ---------------------------------------
                                                1999          1998          1997
                                             -----------   -----------   -----------
PROVED RESERVE DATA:
Gas (Mcf)..................................   52,521,000    17,802,000    16,959,000
Oil (Bbls).................................      425,200       135,700       120,200
Equivalent Mcf @ 6 Mcf/Bbl.................   55,072,200    18,616,200    17,680,200
Estimated Future Net Revenues (Before
  Income Taxes)............................  $83,850,000   $31,174,000   $28,937,000
Discounted Present Value (Before Income
  Taxes)...................................  $35,856,000   $14,765,000   $14,164,000

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

The following table shows summary consolidated financial information of North Coast as of the dates and periods indicated. You should read the summary consolidated financial data in conjunction with the financial statements of North Coast appearing elsewhere in this prospectus. Long-term debt does not include that portion of indebtedness classified as current.

                                       FISCAL YEAR ENDED            THREE MONTHS
                                           MARCH 31,               ENDED JUNE 30,
                                  ----------------------------    ----------------
                                   1999       1998      1997       1999      1998
                                  -------    ------    -------    ------    ------
                                                                    (UNAUDITED)
OPERATIONS DATA:
Revenues:
  Oil and gas production........  $ 7,234    $3,014    $ 3,137    $1,512    $1,565
  Drilling revenues.............    3,686     2,988      3,784        --       327
  Well operating, transportation
     and other..................    2,062     1,622      1,860       746       404
  Administrative and agency
     fees.......................      960       966        884       157       210
                                  -------    ------    -------    ------    ------
          Total.................   13,942     8,590      9,665     2,415     2,506
Costs and Expenses:
  Oil and gas production
     expenses...................    2,602       840        777       607       562
  Drilling costs................    2,927     2,517      2,877       104       395
  Oil and gas operations........    1,200       653        977       561       249
  General and administrative
     expenses...................    2,109     2,216      2,308       803       444
  Depreciation, depletion,
     amortization, impairment
     and other..................    2,480     1,242      1,385       480       518
  Abandonment of oil and gas
     properties.................       --        89         74        --        --
  Interest expense..............    1,841       839      1,055       436       452
  Other income, net.............      (87)      (68)       (80)      (17)      (18)
                                  -------    ------    -------    ------    ------
                                   13,072     8,328      9,373     2,974     2,602
                                  -------    ------    -------    ------    ------
Income (Loss) Before Income
  Taxes.........................      870       262        292      (559)      (96)
Provision (Credit) For Income
  Taxes.........................       --        --         --        --        --
                                  -------    ------    -------    ------    ------
Net Income (Loss)...............  $   870    $  262    $   292    $ (559)   $  (96)
                                  =======    ======    =======    ======    ======
Net Income (Loss) Applicable to
  Common Stock..................  $   634    $   (6)   $(1,237)   $ (619)   $ (164)
                                  =======    ======    =======    ======    ======
Net Income (Loss) Per Share.....  $   .16    $ (.00)   $  (.75)   $ (.14)   $ (.05)
                                  =======    ======    =======    ======    ======

                                                                           THE THREE
                                              FISCAL YEAR ENDED             MONTHS
                                                  MARCH 31,              ENDED JUNE 30
                                         ----------------------------   ---------------
                                           1999      1998      1997     1999     1998
                                         --------   -------   -------   -----   -------
                                                                          (UNAUDITED)
CASH FLOW DATA:
Net cash provided (used) by operating
  activities...........................  $  2,385   $ 1,186   $ 1,162   $(543)  $(1,238)
Net cash used for investing
  activities...........................   (20,913)   (2,122)   (1,827)   (665)  (16,326)
Net cash provided by financing
  activities...........................    18,905     1,012       616   2,012    17,288
                                         --------   -------   -------   -----   -------
Increase (decrease) in cash............  $    377   $    76   $   (49)  $ 803   $  (276)

                                                              AT JUNE 30, 1999
                                                              ----------------
BALANCE SHEET DATA:
Working Capital.............................................      $ 3,693
Property and Equipment (net)................................       36,614
          Total Assets......................................       44,550
Long-Term Debt..............................................       23,543
          Total Stockholders' Equity........................      $17,323

                                  RISK FACTORS

You should carefully consider the following factors, in addition to the other information contained in this prospectus, in evaluating an investment in the common stock. This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in this prospectus. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this prospectus.

IF NORTH COAST IS UNABLE TO DEVELOP AND ACQUIRE ADDITIONAL RESERVES, ITS RESERVES WILL BE DEPLETED AS THEY ARE PRODUCED AND NORTH COAST MAY BE UNABLE TO PROVIDE FOR INCREASED DEMAND FOR ITS OIL AND GAS.

North Coast's future growth depends on its ability to develop or acquire additional natural gas and oil properties and reserves that can be operated or developed on a basis which is profitable enough to provide attractive rates of return. Unless North Coast is successful developing and acquiring additional reserves, its reserves will be depleted as they are produced and North Coast may be unable to provide for increased demand for its oil and gas. There can be no assurance that North Coast will be able to economically find or acquire additional gas and oil reserves or that it will be able to economically develop its current or any future reserves.

WITHOUT ADEQUATE FINANCING, NORTH COAST WILL BE UNABLE TO IMPLEMENT ITS STRATEGY OF FINDING, ACQUIRING AND DEVELOPING NATURAL GAS AND OIL PROPERTIES.

North Coast's strategy of finding, acquiring and developing natural gas and oil properties depends upon its ability to obtain financing for these activities. Subject to market conditions and restrictions under North Coast's existing reducing revolving credit facility on the issuance of debt and preferred stock, North Coast intends to utilize the credit facility and internally generated funds to finance these activities, including its investment in drilling programs. Also, NUON has the option to acquire 1,149,426 shares of common stock for $5,000,000. There is no assurance when or if NUON will exercise this option.

The credit facility limits North Coast's outstanding borrowings to those amounts, determined by the bank in its sole discretion, based upon several factors including the discounted present value of North Coast's estimated future net cash flow from oil and gas production.

Any future acquisition or development activities by North Coast requiring bank financing in excess of the amount then available under the credit facility will depend upon the bank's evaluation of the properties proposed to be acquired or developed. If funds are not available under the credit facility and cannot be obtained from alternative sources, the scope of North Coast's operations would be limited. The lender has performed its September 30, 1998 semi-annual borrowing base review and has provided a third amendment to the credit facility which continues the facility without payment of principal until September 30, 2000. The lender has indicated that, in the future, it intends to discontinue lending in the oil and gas business in the United States and has requested that North Coast find another lender. North Coast is currently reviewing options with several lenders that are interested in providing at least a $25 million credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more current information about North Coast's credit facility.

ANY SIGNIFICANT DECLINE IN THE PRICE OF NATURAL GAS OR OIL WOULD MATERIALLY ADVERSELY AFFECT NORTH COAST'S OPERATING INCOME AND FINANCIAL CONDITION.

During fiscal 1999, North Coast derived 96% of its gas and oil production revenues, or 50% of its total revenues, from the sale of natural gas. In addition, North Coast attributes approximately 95% of its March 31, 1999 proved developed reserves, on an equivalent Mcf basis, to natural gas. The revenues generated from the oil and natural gas production of North Coast depend upon the prices at which gas can be sold. Various factors beyond the control of North Coast affect prices of natural gas, including:

    - domestic supplies,

    - the level of consumer demand,

    - weather,

    - the price and availability of alternative fuels,

    - the availability of pipeline capacity and

    - changes in existing federal regulation and price controls.

Historically, prices have been subject to considerable fluctuation. Any significant decline in the price of natural gas would materially adversely affect North Coast's revenues and operating income and its financial condition. This could result in a write down in the carrying value of North Coast's oil and gas properties which would affect the availability of funds and North Coast's ability to repay borrowed funds under the credit facility. See "Business--Markets" for more information about price fluctuations in the oil and gas markets.

IF NORTH COAST'S RESERVE ESTIMATES ARE INACCURATE, NORTH COAST MAY NOT BE ABLE TO PRODUCE ENOUGH OIL AND GAS.

Estimated quantities of proved reserves and projected future rates of production and the timing of development expenditures are uncertain. The reserve data in this prospectus represents only estimates. In addition, the estimates of future net revenues from proved reserves and their discounted present value are based upon assumptions about future production levels, prices and costs that may not be accurate. The estimates of the future net cash flows as of March 31, 1999 reflect average oil and gas prices, on that date, of $12.56 per Bbl and $2.61 per Mcf, respectively. There can be no assurance that these prices will be realized or that the projected volumes will be produced. At August 19, 1999, the prevailing field price for crude oil in the Appalachian Basin was $18.00 per barrel. If the current estimate of proved reserves is materially inaccurate, it could materially adversely affect production, cash flow and net income. North Coast's reserves reflect the product price either received at North Coast's year end or the contracted purchase price adjusted to market after the term of the contract. Approximately 96% of North Coast's proved reserves are derived from natural gas.

IF NORTH COAST IS UNABLE TO CONTINUE TO SUCCESSFULLY SPONSOR DRILLING PROGRAMS, THE SIZE, SCOPE AND DIVERSIFICATION OF NORTH COAST'S OPERATIONS COULD BE LIMITED.

A substantial portion of North Coast's revenues historically were realized from drilling, well operating, gas gathering and transportation, gas marketing and other services performed under contract to drilling programs. Drilling programs raised $3.5 million during fiscal 1999, $2.7 million during fiscal 1998 and $3.0 million during fiscal 1997. To date, North Coast has organized 49 drilling programs, of which 28 are still active and operating. North Coast's ability to continue to market drilling programs to investors, and the amount of capital raised through these drilling programs, will depend upon a number of factors, including:

    - the performance of North Coast's gas and oil development activities,

    - the continued availability of federal income tax benefits for investors, including the availability of tax deductions for intangible drilling and development costs and passive activity losses,

    - the absence of adverse changes in federal and state securities regulations which might preclude North Coast from offering partnership interests in its drilling programs to investors in reliance on the exemption from registration afforded by Regulation D under the Securities Act of 1933,

    - factors affecting natural gas and oil prices and markets,

    - North Coast's ability to maintain good working relationships with the broker-dealer group which sells partnership interests in drilling programs and

    - general economic conditions.

See "Business--Drilling Programs" for a more detailed discussion of how drilling programs relate to North Coast's business.

LOSSES AND LIABILITIES FROM UNINSURED OR UNDERINSURED DRILLING AND OPERATING EVENTS COULD HAVE A MATERIALLY ADVERSE EFFECT ON THE FINANCIAL CONDITION AND OPERATIONS OF NORTH COAST.

Commercial production of natural gas or oil may not be obtained from each of the wells drilled by North Coast. The cost of drilling, completing and operating wells is uncertain and drilling and/or production may be curtailed or delayed as a result of many factors. The business is also subject to all of the operating risks normally associated with the exploration for and production of gas and oil, including, but not limited to:

    - unexpected formations or pressures,

    - uncontrollable flows of gas, oil, brine or well fluids into the environment including groundwater contamination,

    - blowouts,

    - cratering,

    - fires,

    - explosions,

    - pollution and other risks, any of which could result in personal injuries, loss of life, damage to properties and substantial losses.

North Coast carries insurance but it is not fully insured against all risks. North Coast does not maintain coverage for any type of operator's extra expense due to substantial premium costs. North Coast also does not maintain insurance coverage for physical loss or damage to equipment located on the wells or for related properties, such as crude oil stored in tanks. In addition, coverage is generally not available in the industry to insure against damage to a completed well due to acts or omissions of a co-owner which might occur in instances where the operator performs services typically performed by an independent contractor. Losses and liabilities from uninsured or under-insured events could have a materially adverse effect on the financial condition and operations of North Coast. See "Business--Operating Hazards and Uninsured Risks" for a description of the hazards that may accompany oil and gas drilling and producing activity.

NORTH COAST IS SUBJECT TO LIABILITY AS THE MANAGING GENERAL PARTNER OF THE DRILLING PROGRAMS.

North Coast is subject to liability as the managing general partner of the drilling programs. To maintain the marketability of its drilling programs, North Coast also indemnifies the investors against liabilities in excess of their capital contributions. The partnership interests in drilling programs constitute securities and North Coast is subject to potential liability for failure to comply with applicable federal and state securities laws and regulations. North Coast offers partnership interests in its drilling programs to investors in reliance on the exemption from registration afforded by Regulation D under the Securities Act of 1933 and exemptions from securities registration requirements under state securities laws. If North Coast were to fail to qualify for these exemptions as a result of inadequate disclosure or changes in registration requirements, North Coast may be precluded from offering partnership interests in the future and from generating revenue through future drilling programs.

NORTH COAST IS SUBJECT TO THE RISKS OF COST OVERRUNS IN CONNECTION WITH ITS DRILLING CONTRACTS.

For fiscal 1999, North Coast received approximately 26% of its revenues from its drilling contracts with drilling programs. North Coast enters into these drilling contracts on a turnkey, or fixed price, basis and in turn subcontracts with drilling contractors to drill and complete the wells. North Coast must conduct all operations necessary for the drilling and completion of drilling program wells regardless of actual costs incurred. As a result, North Coast is subject to the risks of cost overruns, increased prices for goods and services, or other unanticipated costs. See "Business--Drilling Services" for a description of some of North Coast's drilling operations.

THE CONCENTRATED OWNERSHIP OF NORTH COAST'S COMMON STOCK MAY PREVENT A CHANGE IN CONTROL OF NORTH COAST.

The officers, directors including Mr. Lombardy and holders of 10% or more of the outstanding common stock of North Coast beneficially own approximately 75% of North Coast's voting capital stock. Furthermore, pursuant to an August 1, 1997 stock purchase agreement between North Coast and NUON, NUON is entitled to designate a majority of the members of the board of directors until NUON's ownership of North Coast's outstanding common stock falls below 33 1/3%. Accordingly, these stockholders may remain in a position to control future corporate actions requiring stockholder approval. This concentration of ownership may delay or prevent a change in control of North Coast. See "Principal and Selling Stockholders" for a list of the amounts of securities held by the selling stockholders.

NORTH COAST CANNOT ASSURE THE HOLDERS OF ITS COMMON STOCK THAT THEY WILL RECEIVE A DISTRIBUTION FROM NORTH COAST IF NORTH COAST IS LIQUIDATED.

As of March 31, 1999, 73,816 shares of 6% series A noncumulative convertible preferred stock were outstanding and 232,864 shares of series B cumulative convertible preferred stock were outstanding. In addition, the board of directors is authorized to create and issue, in one or more series, 811,730 additional shares of preferred stock. The outstanding preferred stock is entitled to receive liquidation preferences of $3,392,810, in the aggregate including dividends in arrears, prior to any distribution on the common stock in the event of liquidation or dissolution of North Coast. This amount includes dividends in arrears at March 31, 1999 of $326,010 on the series B cumulative preferred stock. See "Description of Securities." There can be no assurance that the assets of North Coast would be sufficient to satisfy these liquidation preferences or, if these preferences are satisfied, the extent of assets remaining for distribution to holders of common stock.

See "Price Range of Common Stock and Dividend Policy" for more information on the payment of dividends on the series B preferred stock.

NORTH COAST'S CREDIT FACILITY PROHIBITS THE PAYMENT OF CASH DIVIDENDS.

The credit facility currently prohibits the payment of cash dividends on common stock. In addition, holders of preferred stock are entitled to receive dividends before any cash dividends are paid on common stock. See "Price Range of Common Stock and Dividend Policy" for more information on the payment of dividends on the series B preferred stock.

NORTH COAST'S CREDIT FACILITY IS COLLATERALIZED BY SUBSTANTIALLY ALL OF NORTH COAST'S ASSETS.

If an event of default occurs under North Coast's credit facility, all obligations under that facility will become immediately due and payable. North Coast's credit facility is collateralized by substantially all of North Coast's assets, including receivables, inventory, equipment and a first mortgage on some of North Coast's interests in oil and gas wells and reserves. If an event of default occurs, North Coast risks foreclosure on these assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for more current information about North Coast's credit facility.

FUTURE SALES OF LARGE AMOUNTS OF NORTH COAST'S COMMON STOCK COULD ADVERSELY AFFECT THE MARKET PRICE OF THE COMMON STOCK AND WARRANTS.

Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock and warrants and could impair North Coast's ability to raise additional capital through the public sale of its equity securities. North Coast is registering 4,429,573 of a total of 5,894,760 shares of common stock, options and warrants, of which 3,106,547 may currently be sold pursuant to Rule 144 under the Securities Act in compliance with the resale volume limitations of Rule 144. As a result of this registration statement, an additional 22.4% of North Coast's common stock may be resold into the market, and a total of approximately 75.1% of North Coast's common stock may be resold without restrictions. Of North Coast's stockholders, NUON owns approximately 50.5% of the common stock and Range owns approximately 17.4% of the common stock. If either NUON or Range decided to sell large quantities of common stock, it could adversely affect the market price of North Coast's common stock. In addition, several stockholders, including Range, have rights requiring North Coast to register their shares of common stock for resale. Range may request, at any time, that North Coast register Range's shares of common stock pursuant to a registration statement, and North Coast agreed to use its best efforts to have that registration statement declared effective as quickly as practicable and maintain the effectiveness until the earlier of September 30, 2001 or until all of Range's shares of common stock are sold. See "Principal and Selling Stockholders" for a list of the amounts of securities held by the selling stockholders.

A LARGE AMOUNT OF OPTIONS AND WARRANTS ARE OUTSTANDING, AND THE EXERCISE OF THOSE OPTIONS AND WARRANTS WOULD MOST LIKELY RAISE LESS CAPITAL THAN NORTH COAST COULD RECEIVE IN A PUBLIC OFFERING.

At June 30, 1999, options and warrants to purchase an aggregate of 1,337,946 shares of common stock were outstanding. The preferred stock is currently convertible into an aggregate of 339,241 shares of common stock. See "Description of Securities" for a more detailed description of the terms of the common and preferred stock. Although the exercise of options or warrants may raise capital for North Coast, the amounts raised will most likely be less than North Coast could receive in a public offering at the time of exercise.

PROVISIONS IN NORTH COAST'S CERTIFICATE OF INCORPORATION WHICH MAY INHIBIT A CHANGE IN CONTROL OF NORTH COAST MAY ALSO DISCOURAGE A TENDER OFFER FOR CONTROL OF NORTH COAST.

North Coast's certificate of incorporation and by-laws include several provisions that may inhibit a change of control of North Coast. These include super-majority voting requirements for certain transactions, a classified board of directors serving staggered terms and the authorization of additional classes of preferred stock. In addition, some of North Coast's officers have entered into employment contracts providing for salary continuation payments to be made if a change of control of North Coast occurs. These provisions may discourage a tender offer for or an attempt to obtain control of North Coast. See "Description of Securities--Certain Anti-Takeover Provisions" for a description of these provisions which may inhibit a change in control.

THE DELISTING OF NORTH COAST'S COMMON STOCK COULD ADVERSELY AFFECT THE PREVAILING MARKET PRICE FOR THE COMMON STOCK.


The common stock is currently listed on the Nasdaq SmallCap Market. Nasdaq has established minimum criteria for the continued listing of the common stock on the SmallCap Market, including a minimum price of $1.00 per share. Prior to the one for five reverse stock split which North Coast effected on June 7, 1999, the common stock traded at prices less than Nasdaq's minimum criteria. North Coast was contacted by Nasdaq regarding possible delisting procedures. The delisting of the common stock, or the perception that the delisting of the common stock could occur, could adversely affect the prevailing market price for the common stock.


NORTH COAST REALIZED NET LOSS ATTRIBUTABLE TO ITS COMMON STOCK IN 1998 AND 1997.

North Coast had net losses attributable to its common stock of $6,000 in fiscal 1998 and $1,237,000 in fiscal 1997. North Coast cannot assure you that it will be profitable in the future or that it will not realize significant losses attributable to its common stock.

                  INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

Sections of this prospectus, including "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contain forward-looking statements that are based on management's current beliefs, estimates and assumptions concerning the operations, future results, and prospects of North Coast and the natural gas and oil industry in general. All statements that address operating performance, events or developments that management anticipates will occur in the future, including statements related to future sales, profits, expenses, income and earnings per share, or statements expressing a general optimism about future results, are forward-looking statements. In addition, words like "expects," "anticipates," "intends," "plans," "believes," "estimates," variations of these words and other similar expressions are intended to identify forward-looking statements.

The statements described in the preceding paragraph constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Because these statements are based on a number of beliefs, estimates and assumptions that could cause actual results to materially differ from those in the forward-looking statements, North Coast cannot assure you that forward-looking statements will prove to be accurate.

Factors that may cause actual results to differ significantly from the results discussed in the forward-looking statements include, but are not limited to:

          - the competition within the oil and gas industry, the price of oil and gas in the Appalachian Basin area;

          - the weather in North Coast's geographic region;

          - possible acquisitions by North Coast;

          - the cost of locating and drilling oil and gas wells in the Appalachian Basin area;

          - the amount of funds raised in the fiscal 2000 drilling programs; and

          - the ability to locate productive oil and gas prospects for development by North Coast.

Forward-looking statements are subject to the safe harbors created in the Exchange Act. North Coast undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The common stock is traded on the Nasdaq SmallCap Market under the symbol "NCEB." The following table shows, for the fiscal periods indicated, the high and low bid and ask prices for the common stock.

                                  COMMON STOCK
                     (amounts rounded to the nearest 32nd)

                                                        HIGH                    LOW
                                                   --------------          --------------
                                                   BID        ASK          BID        ASK
                                                   ---        ---          ---        ---
FISCAL 1997
  First Quarter..................................  $5 5/16    $5 15/16     $2 1/2     $3 3/4
  Second Quarter.................................   7 3/16     8 1/8        3 1/8      3 3/4
  Third Quarter..................................   6 9/16     7 1/2        4 3/8      5 5/16
  Fourth Quarter.................................   5 15/16    6 7/8        3 1/8      3 3/4
FISCAL 1998
  First Quarter..................................  $5         $5 5/32      $3 7/16    $3 3/4
  Second Quarter.................................   5 15/16    6 9/16       4 1/16     4 7/32
  Third Quarter..................................   4 27/32    5 5/32       2 21/32    3 7/16
  Fourth Quarter.................................   5          5 5/32       2 21/32    3 1/8
FISCAL 1999
  First Quarter..................................  $5 15/16   $6 1/4       $3 3/4     $4 7/32
  Second Quarter.................................   5 5/16     5 5/8        2 3/16     2 13/16
  Third Quarter..................................   4 11/16    5            2 1/2      2 13/16
  Fourth Quarter.................................   4 3/8      4 11/16      2 1/2      2 13/16
FISCAL 2000
  First Quarter..................................  $5 5/16    $5 1/2       $2 7/8     $3 3/8
  Second Quarter (through August 18, 1999).......  $4 7/16    $4 3/4       $3 5/16    $3 3/4

As of August 10, 1999, there were approximately 4,557,366 shares of common stock outstanding held by approximately 1,300 holders of record.

Holders of series A preferred stock are entitled to receive semi-annual non-cumulative cash dividends at an annual rate of $.60 per share. Such dividends are payable on June 1 and December 1 of each year. Holders of series B preferred stock are entitled to receive quarterly cumulative cash dividends at an annual rate of $1.00 per share. For fiscal 1999, North Coast paid $201,724 in aggregate cash dividends on its series B preferred stock. North Coast has dividends in arrears on its series B preferred stock of $326,010 at March 31, 1999.

North Coast has never paid any cash dividends on its common stock and is currently restricted from paying cash dividends on any of its common stock under the terms of its reducing revolving credit facility. North Coast currently intends to retain future earnings in order to provide funds for use in the operation of its business.

                                 CAPITALIZATION

The following table shows the capitalization of North Coast as of June 30, 1999. You should read this table in conjunction with the financial statements of North Coast included elsewhere in this prospectus. See "Description of Securities" for more information about the common and preferred stock.

                                                               JUNE 30,
                                                                 1999
                                                              -----------
Short-term debt (current portion of long-term debt).........  $   118,700
                                                              ===========
Long-term debt..............................................   23,542,628
Stockholders' equity:
  Series A 6% non-cumulative convertible preferred stock,
     par value $.01 per share; 563,270 shares authorized;
     73,816 issued and outstanding (aggregate liquidation
     value of $738,160) (1).................................          738
  Series B cumulative convertible preferred stock, par value
     $.01 per share; 625,000 shares authorized, 232,864
     issued and outstanding (aggregate liquidation value of
     $2,328,640 plus dividends in arrears of
     $326,010) (2)..........................................        2,329
  Undesignated serial preferred stock, par value $.01 per
     share; 811,730 shares authorized; none issued and
     outstanding............................................           --
  Common stock, par value $.01 per share; 60,000,000 shares
     authorized; 4,557,217 issued and outstanding,
     5,706,239..............................................       45,572
  Additional paid-in capital................................   21,914,935
  Retained deficit..........................................   (4,640,103)
                                                              -----------
          Total stockholders' equity........................  $17,323,471
                                                              -----------
          Total capitalization..............................  $44,549,564
                                                              ===========

---------------

(1) Each share of series A preferred stock is currently convertible into .46 shares of common stock.

(2) Each share of series B preferred stock is currently convertible into 1.311 shares of common stock.

                                USE OF PROCEEDS

North Coast will not receive any proceeds from the sale of common stock offered by the selling stockholders. North Coast intends to use the net proceeds, if any, from the exercise of the warrants or options for general corporate purposes.

                      SELECTED CONSOLIDATED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PRODUCTION DATA)

The following selected consolidated financial data for North Coast for the years ended March 31, 1999, 1998, 1997, 1996 and 1995 are derived from North Coast's audited consolidated financial statements. Operating results for the three months ended June 30, 1999 and 1998 are derived from the unaudited consolidated financial statements of North Coast included elsewhere and incorporated by reference in this prospectus. In the opinion of management, these unaudited consolidated financial statements include all adjustments necessary for a fair presentation of the financial data for each period. Results for the three months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire fiscal year ending March 31, 2000. You should read the selected consolidated financial data below in conjunction with the financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this prospectus.

                                                                                  THREE MONTHS
                                                                                      ENDED
                                            YEAR ENDED MARCH 31,                    JUNE 30,
                               ----------------------------------------------   -----------------
                                1999      1998     1997      1996      1995      1999      1998
                               -------   ------   -------   -------   -------   -------   -------
                                                                                   (UNAUDITED)
Income Statement Data:
REVENUES:
  Oil and Gas Production.....  $ 7,234   $3,014   $ 3,137   $ 2,849   $ 2,846   $ 1,512   $ 1,565
  Drilling Revenues..........    3,686    2,988     3,784     5,490     8,802        --       327
  Well Operating,
    Transportation, and
    Other....................    2,062    1,622     1,860     1,610     2,814       746       404
  Administrative and Agency
    Fees.....................      960      966       884       911       813       157       210
                               -------   ------   -------   -------   -------   -------   -------
  Total Revenues.............   13,942    8,590     9,665    10,860    15,275     2,415     2,506
                               -------   ------   -------   -------   -------   -------   -------
EXPENSES:
  Oil and Gas Production
    Expenses.................    2,602      840       777       796       561       607       562
  Drilling Costs.............    2,927    2,517     2,877     4,161     7,178       104       395
  Oil and Gas Operations.....    1,200      653       977       881     1,943       561       249
  General and Administrative
    Expenses.................    2,109    2,216     2,308     2,879     2,949       803       444
  Depreciation, Depletion,
    Amortization, and
    Other....................    2,480    1,242     1,385     3,298     1,711       480       518
  Abandonment of Oil and Gas
    Properties...............       --       89        74        60       147        --        --
  Interest...................    1,841      839     1,055       773       529       436       452
  Other income, net..........      (87)     (68)      (80)      (96)      (87)      (17)      (18)
                               -------   ------   -------   -------   -------   -------   -------
  Total Expenses.............   13,072    8,328     9,373    12,752    14,931     2,974     2,602
                               -------   ------   -------   -------   -------   -------   -------

                                                                                  THREE MONTHS
                                                                                      ENDED
                                            YEAR ENDED MARCH 31,                    JUNE 30,
                               ----------------------------------------------   -----------------
                                1999      1998     1997      1996      1995      1999      1998
                               -------   ------   -------   -------   -------   -------   -------
                                                                                   (UNAUDITED)
  Income (Loss) Before Income
    Taxes....................      870      262       292    (1,892)      344      (559)      (96)
  Provision (Credit) for
    Income Taxes.............       --       --        --      (638)       49        --        --
                               -------   ------   -------   -------   -------   -------   -------
  Net Income (Loss)..........  $   870   $  262   $   292   $(1,254)  $   295   $  (559)  $   (96)
                               =======   ======   =======   =======   =======   =======   =======
  Net Income (Loss)
    Applicable to Common
    Stock....................  $   634   $   (6)  $(1,237)  $(1,904)  $  (359)  $  (619)  $  (164)
                               =======   ======   =======   =======   =======   =======   =======
  Net Income (Loss) Per
    Common Share (primary and
    fully diluted) (1).......  $   .16   $(0.00)  $ (0.75)  $ (1.19)  $ (0.25)  ($  .14)  $  (.05)
                               =======   ======   =======   =======   =======   =======   =======

                                                                                  THREE MONTHS
                                                                                      ENDED
                                                 MARCH 31,                          JUNE 30,
                               ----------------------------------------------   -----------------
                                1999      1998     1997      1996      1995      1999      1998
                               -------   ------   -------   -------   -------   -------   -------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
  Working Capital............  $ 2,399   $  782   $   325   $  (360)  $  (482)    3,693     1,783
  Property and Equipment
    (net)....................   36,418   18,789    17,901    16,736    16,386    36,614    34,605
  Total Assets...............   43,573   22,311    21,229    20,243    21,135    44,550    40,176
  Long-Term Debt (2).........   21,494    7,171    10,721     8,955     6,197    23,543    24,641
  Total Stockholders'
    Equity...................   17,942   12,339     7,310     7,319     9,223    17,323    12,216

                                                                                    THREE MONTHS
                                                                                        ENDED
                                             YEAR ENDED MARCH 31,                     JUNE 30,
                                -----------------------------------------------   -----------------
                                 1999      1998      1997      1996      1995      1999      1998
                                -------   -------   -------   -------   -------   -------   -------
                                                                                     (UNAUDITED)
CASH FLOW DATA:
  Net cash provided (used) by
    operating activities......  $ 2,385   $ 1,186   $ 1,162   $ 1,049   $ 2,428   $  (543)  $(1,238)
  Net cash used for investing
    activities................  (20,913)   (2,122)   (1,827)   (3,377)   (5,065)     (665)  (16,326)
  Net cash provided by
    financing activities......   18,905     1,012       616     1,513     3,708     2,012    17,288
                                -------   -------   -------   -------   -------   -------   -------
  Increase (decrease) in
    cash......................  $   377   $    76   $   (49)  $  (815)  $ 1,071   $   803   $  (276)

                                                                       THREE MONTHS ENDED
                                      YEAR ENDED MARCH 31,                  JUNE 30,
                              ------------------------------------   -----------------------
                                 1999         1998         1997         1999         1998
                              ----------   ----------   ----------   ----------   ----------
                                                                           (UNAUDITED)
PRODUCTION DATA:
        Production:
Gas (Mcf)...................   2,688,000    1,116,000    1,153,000      560,000      600,000
Oil (Bbls)..................      28,100       13,900       16,200        6,700        2,600
Equivalent Mcf @ 6
  Mcf/Bbl...................   2,856,600    1,199,400    1,250,200      600,200      615,600

                                                                       THREE MONTHS ENDED
                                      YEAR ENDED MARCH 31,                  JUNE 30,
                              ------------------------------------   -----------------------
                                 1999         1998         1997         1999         1998
                              ----------   ----------   ----------   ----------   ----------
                                                                           (UNAUDITED)
   Average Sales Prices:
Gas (Mcf)...................  $     2.57   $     2.50   $     2.43   $     2.54   $     2.55
Oil (Bbls)..................  $    11.39   $    16.18   $    20.65   $    13.54   $    12.58
Average Lifting Cost per
  Mcf.......................  $      .91   $      .70   $      .62   $     1.01   $      .91
      Producing Wells:
Gross (3)...................       1,496          725          690        1,500        1,463
Net.........................    1,110.27       348.13       344.14     1,118.69     1,102.73
Average Working Interest....       74.22%       48.02%       49.88%       74.58%       75.37%
Operated Wells..............       1,426          691          654        1,430        1,393

---------------

(1) Dividends earned on cumulative preferred stock for the years ended March 31, 1999, 1998, 1997, 1996 and 1995 and the three months ended June 30, 1999 and 1998 in the amounts of $236, $268, $459, $650, $654, $58 and $67, respectively. In 1997, net loss applicable to common stock was adjusted to reflect the enhanced conversion feature of the preferred stock in the amount of $1,070 and earnings per share for that year was restated.

(2) Long-term debt does not include that portion of indebtedness classified as current.

(3) Gross producing wells include 92, 92, 45, 45, 32, 92 and 92 wells at March 31, 1999, 1998, 1997, 1996 and 1995, and the three months ended June 30,
    1999 and 1998 respectively, in which North Coast owns a royalty interest.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

North Coast is engaged in the exploration, development and production of natural gas and oil, primarily in conjunction with drilling programs it sponsors and manages. North Coast derives its revenues from its own oil and gas production and turnkey drilling, well operations, gas gathering, transportation and gas marketing services performed under contract with drilling programs.

Since inception, North Coast has raised over $87,000,000 from the sale of partnership interests, which has resulted in the formation of 49 partnerships.

North Coast's growth depends on a number of factors, including its continued ability to raise drilling program funds, drilling results for corporate wells, contract drilling and service-related revenues and North Coast's ability to maintain adequate liquidity to provide its contributions to new drilling programs and to acquire additional proved undeveloped or proved producing properties. North Coast's growth is also dependent on several external factors, including the price at which gas, and to a lesser extent oil, can be found and sold.

RECENT DEVELOPMENTS

North Coast acquired the assets of Kelt pursuant to a purchase and sale agreement dated April 8, 1998 and amended on May 12, 1998. The Kelt acquisition closed on May 29, 1998, with an effective date of April 8, 1998. The purchase price for the acquired assets was $16.0 million. The acquired assets included approximately 900 natural gas and oil wells and Kelt's brine disposal facilities, drilling and service rigs, natural gas compressors and gas gathering systems, and a large inventory of oilfield service equipment and supplies. North Coast funded the acquisition using cash and an increase in its existing line of credit. Approximately $15.0 million of the $16.0 million purchase price was financed under a recently amended credit facility, which expands North Coast's credit line to $25.0 million. See "Description of Certain Indebtedness."

RESULTS OF OPERATIONS

The following table is a review of the results of operations of North Coast for the fiscal years ended March 31, 1999, 1998 and 1997 and for the three months ended June 30, 1999 and 1998. All items in the table are calculated as a percentage of total revenues.

                                                                    THREE MONTHS
                                           YEAR ENDED MARCH 31,    ENDED JUNE 30,
                                           --------------------    ---------------
                                           1999    1998    1997    1999      1998
                                           ----    ----    ----    -----     -----
Revenues:
  Oil and gas production.................   52%     35%     33%      62%       63%
  Drilling revenues......................   26      35      39        0        13
  Well operating, transportation and
     other...............................   15      19      19       31        16
  Administrative and agency fees.........    7      11       9        7         8
                                           ---     ---     ---     ----       ---
          Total Revenues.................  100%    100%    100%     100%      100%
                                           ---     ---     ---     ----       ---

                                                                    THREE MONTHS
                                           YEAR ENDED MARCH 31,    ENDED JUNE 30,
                                           --------------------    ---------------
                                           1999    1998    1997    1999      1998
                                           ----    ----    ----    -----     -----
Expenses:
  Oil and gas production expenses........   19%     10%      8%      25%       22%
  Drilling costs.........................   21      29      30        4        16
  Oil and gas operations.................    9       8      10       23        10
  General and administrative expenses....   15      26      24       33        18
  Depreciation, depletion, amortization,
     impairment and other................   18      15      14       20        21
  Abandonment of oil and gas
     properties..........................    0       0       1        0         0
  Other..................................   12       9      10       18        17
                                           ---     ---     ---     ----       ---
          Total Expenses.................   94%     97%     97%     123%      104%
                                           ---     ---     ---     ----       ---
Net Income (Loss)........................    6%      3%      3%     (23)%       (4)%
                                           ===     ===     ===     ====       ===
Net income (Loss) applicable to common
  stock..................................    5%     (0)%   (13)%     (26)%      (7)%
                                           ===     ===     ===     ====       ===

The following discussion and analysis reviews the financial condition and results of operations of North Coast for the years ended March 31, 1999, 1998 and 1997 and for the three months ended June 30, 1999 and 1998. You should read this review in conjunction with the financial statements appearing elsewhere in this prospectus.

THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THREE MONTHS ENDED JUNE 30, 1998.

Revenues. Oil and gas production revenues decreased $53,046 (3%) to $1,511,866 for the three months ended June 30, 1999 compared to $1,564,912 for the prior corresponding period. This decrease in oil and gas revenue was due to a decrease in North Coast's production of 15,390 Mcfe to 600,404 Mcfe for the three months ended June 30, 1999 compared to 615,794 for the three months ended June 30, 1998. North Coast received an average price of $13.54 and $12.58 per barrel of oil for the three months ended June 30, 1999 and 1998, respectively, and $2.54 and $2.55 per Mcf for natural gas for the three months ended June 30, 1999 and 1998, respectively.

Drilling revenues for the period were $326,958 for the three months ended June 30, 1998 with no drilling revenues recognized for the three months ended June 30, 1999. Drilling revenues were recognized on 2 wells for the three months ended June 30, 1998 which were in process from fiscal 1998 while North Coast completed all contracted wells in fiscal 1999. North Coast anticipates drilling additional wells in conjunction with its drilling program to be formed prior to the end of the calendar year. North Coast raised $3,515,000 for its fiscal 1999 drilling program and $2,718,000 for its fiscal 1998 drilling programs.


For the three months ended June 30, 1999, well operating, transportation and other revenues increased $341,512 (85%) to $745,568 compared to $404,056 for the three months ended June 30, 1998. This increase was primarily due to increased revenues of $239,957 from unaffiliated third party gas sales and $94,261 from oilfield services. North Coast currently participates in third party gas sales as the opportunity arises. The increase in third party gas sales is primarily related to a gas contract with a term of less than one year. North Coast is not assured of continued third party gas sales under this contract.

Expenses. Oil and gas production costs increased $44,270 to $606,534 for the three months ended June 30, 1999 compared to $562,264 for the three months ended June 30, 1998. This increase was not a result of any singular item but rather a result of the amount and timing of several different items. These items included wells being turned on-line, the additional cost of a repair relating to North Coast's Louisiana well, the continued work of sales line repairs and the additional costs associated with well operations acquired from an unrelated operator.


Drilling costs for the three months ended June 30, 1999 compared to the three months ended June 30, 1998 decreased $290,792 (74%). This decrease between comparable periods was due to the fewer number of wells recognized in drilling revenue during the three months ended June 30, 1999 compared to the three months ended June 30, 1998 as discussed with drilling revenues above. North Coast allocates overhead to this activity although it is anticipated that wells will not be contracted, drilled and completed until the fourth quarter.

Oil and gas operations increased $312,525 (126%) to $561,395 for the three months ended June 30, 1999 compared to $248,870 for the three months ended June 30, 1998. This increase was primarily due to increased costs of $68,611 associated with utilization of oilfield equipment and $236,898 in gas purchases related to unaffiliated third party gas sales.

General and administrative expenses increased $359,849 (81%) to $803,975 for the three months ended June 30, 1999 from $444,126 for the three months ended June 30, 1998 primarily due to payments made to the former chief executive officer who resigned from North Coast on April 30, 1999. Under a separation agreement, this executive was paid approximately $370,000 instead of his existing employment contract with additional costs incurred of $26,000 associated with legal and other expenses.

The net loss for the three months ended June 30, 1999 increased to $560,859 from $96,498 for the three months ended June 30, 1998. North Coast's net loss attributable to common stock was $619,075 for the three months ended June 30, 1999 compared to $163,564 for the three months ended June 30, 1998. Dividends on North Coast's series B cumulative preferred stock were paid in cash for the three months ended June 30, 1999 of $58,216 and for the three months ended June 30, 1998 dividends of $67,066 were paid or in arrears.

FISCAL 1999 COMPARED TO FISCAL 1998

Revenues. Oil and gas production increased from 1.2 bcf equivalent in fiscal 1998 to 2.9 bcf equivalent in fiscal 1999. Oil and gas production revenues increased $4,219,834 (140%) to $7,233,763 for fiscal 1999 compared to $3,013,929 for fiscal 1998 primarily due to the increased production, of which 96% is from natural gas. This increase in oil and gas revenue and production is primarily associated with approximately 760 producing oil and gas properties acquired from Kelt. The Kelt wells comprised 1.56 bcf equivalent of the total production in fiscal 1999. Gas revenues were also affected by the sale of natural gas from the Kelt properties, which was contracted on June 15, 1998 for a period of one year at a price of approximately $2.85 per Mcf. The increase in oil and gas production revenues also reflects approximately $320,000 in production revenues resulting from North Coast's third quarter purchase of interests in prior drilling programs. North Coast received an average price of $11.39 and $16.18 per barrel of oil for fiscal 1999 and 1998, respectively, and $2.57 and $2.50 per Mcf for natural gas for fiscal 1999 and 1998, respectively.

Drilling revenues increased by $697,787 (23%) to $3,686,158 for fiscal 1999 compared to $2,988,371 for fiscal 1998 due to the increase in the number of wells recognized in revenue for the comparable periods. Drilling revenues were recognized on 23 wells for fiscal 1999 compared to 20 wells for fiscal 1998. North Coast raised $3,515,000 for its fiscal 1999 drilling program compared to $2,718,000 for its fiscal 1998 drilling programs.

For fiscal 1999, well operating, transportation and other revenues increased $439,605 (27%) compared to fiscal 1998. This increase was primarily due to the increase in revenue from gas transportation and oilfield services, which was a result of the Kelt acquisition. North Coast has utilized the oilfield equipment from the acquisition to provide services to its oilfield operations.

Expenses. Oil and gas production expense increased to $2,601,555 for fiscal 1999 from $840,346 for fiscal 1998 primarily due to the Kelt acquisition coupled with an increase resulting from the fiscal third quarter purchase of interests in prior drilling programs. The Kelt wells accounted for approximately $1.5 million of the total oil and gas production expense for fiscal 1999. North Coast's average operating cost per equivalent Mcf increased to $0.91 for the year ended March 31, 1999 compared to $0.70 for the year ended March 31, 1998 primarily due to the integration of the assets and operating staff from the Kelt acquisition for the year ended March 31, 1999.

Drilling costs for fiscal 1999 compared to fiscal 1998 increased $410,714 (16%). This increase between comparable periods was due to the larger number of drilling program wells drilled and completed during the fiscal year ended 1999 compared to the fiscal year ended 1998. North Coast's profit margin was 21% for fiscal 1999 compared to 16% for fiscal 1998 primarily due to weather conditions being more conducive for drilling activity in fiscal 1999 than in fiscal 1998. In September, North Coast initiated an enhancement and development program focused on completing wells acquired from Kelt and the development of selective proved undeveloped reserves. At March 31, 1999, North Coast had expended approximately $3.1 million on its enhancement program. North Coast does not recognize drilling revenue or expense on these drilling development activities.

Oil and gas operations expenses increased $547,842 (84%) for fiscal 1999 compared to fiscal 1998. This increase was due to an increase in gas purchases related to unaffiliated third party gas sales of approximately $60,000, increased costs associated with the utilization of oilfield equipment acquired in the Kelt acquisition of approximately $170,000, and the increase in costs associated with the integration of Kelt operations.

General and administrative expense decreased $107,013 (5%) primarily as a result of a reallocation of overhead expenses related to integration of the assets acquired from Kelt as well as a reduction in consulting fees in fiscal 1999 compared to fiscal 1998. As a percentage of revenues, general and administrative expense decreased from 26% in fiscal 1998 to 15% in fiscal 1999 also due to the Kelt acquisition. Subsequent to fiscal 1999 North Coast made payments to a former executive of North Coast which will be reflected in general and administrative expense in fiscal 2000.

Depreciation, depletion, amortization, impairment, and other increased $1,237,344 (100%) for fiscal 1999 compared to fiscal 1998. The increase is primarily due to the increased depletion associated with the wells acquired from Kelt and the increased depreciation associated with the oilfield equipment and saleslines also acquired from Kelt.

Income from operations for fiscal 1999 increased to $2,624,437 from $1,033,918 for fiscal 1998. The increase in income from operations was primarily due to higher production volumes, the increased price of natural gas and increased drilling revenues.

Interest expense increased to $1,841,108 for fiscal 1999 from $839,342 for fiscal 1998. This increase reflects the increase in the average outstanding borrowings for the comparable periods due to the increase in debt associated with the Kelt acquisition, the investment in the enhancement and development activities and North Coast's contributions to the drilling program wells.

The increases in volumes, price and drilling revenue discussed above for income from operations also increased North Coast's net income $608,076 (232%) to $870,214 for fiscal 1999 from $262,138 for fiscal 1998. Net income attributable to common stock of $633,560 for fiscal 1999 compared to a loss of $6,126 for fiscal 1998 reflects the dividends paid or in arrears of $236,654 and $268,264 for March 31, 1999 and 1998, respectively.

FISCAL 1998 COMPARED TO FISCAL 1997

Revenues. Oil and gas production revenues decreased 3.9% to $3,014,000 for fiscal 1998 compared to $3,137,000 for the prior corresponding period. On an equivalent basis, production declined to 1.20 bcf equivalent in fiscal 1998 from
1.25 bcf equivalent in fiscal 1997. The decrease in oil and gas production revenues was a result of a decrease in oil revenues of approximately $110,000 due to a decrease in the oil production and in the average price received for oil by North Coast between comparable periods. For fiscal 1998 North Coast received an average price of $16.18 per barrel of oil and $2.50 per Mcf of natural gas compared to an average price of $20.65 per barrel of oil and $2.43 per Mcf of natural gas received for the prior corresponding period.

Drilling revenues for the period decreased 21.0% to $2,988,000 for fiscal 1998 compared to $3,784,000 for the prior corresponding period due to the decrease in the number of wells recognized in revenue. This decline is a direct consequence of the reduced capital raised through drilling programs for fiscal 1997 and 1998. Drilling programs raised $2.7 million in fiscal 1998 compared to $3.0 million in fiscal 1997. Management believes that these declines were a result of investor and broker uncertainty as to the control and strategic direction of North Coast occasioned by Range's acquisition of common stock in 1996 and NUON's initial investment in 1997. North Coast recognized revenues for fiscal 1998 on 20 wells as compared to 29 wells for fiscal 1997. The decrease in the number of wells recognized in drilling revenues was also due to the higher number of carryover wells at the end of fiscal 1996. North Coast has 2 wells in work-in-progress at the end of fiscal 1998 compared to 5 at the end of fiscal 1997.

Revenues generated from well operating, transportation and other decreased 12.8% to $1,622,000 for fiscal 1998 compared to $1,860,000 for the prior corresponding period. This decrease was primarily due to a decrease in unaffiliated third party gas sales. Unaffiliated third party gas sales fluctuate from year to year based upon the availability of these types of transactions.

Revenue from administrative, management and agency fees, which are based on a percentage of the total investor capital raised in drilling programs, increased 9.3% to $966,000 for fiscal 1998 compared to $884,000 for the prior corresponding period due to the formation of drilling programs in fiscal 1998. The administrative fees derived from fiscal 1998 drilling programs were charged a rate equal to 4.5% of total capital raised compared to the prior year's programs, which are charged an annual fee equal to 2% of total capital raised.

Expenses. Oil and gas production expense increased 8.1% to $840,000 for fiscal 1998 compared to $777,000 for the prior corresponding period. This increase was primarily due to additional costs incurred with relocation of certain production facilities in the Gulf Coast area and costs associated with reworking wells in Pennsylvania.

Drilling costs for fiscal 1998 decreased 12.5% to $2,517,000 compared to $2,877,000 for the prior corresponding period due to the decreased number of wells completed between comparable periods. The profit margin on drilling revenue decreased to 16% for fiscal 1998 compared to 24% for fiscal 1997. The decrease in the drilling profit margin was due to actual completion costs in excess of the estimated costs for wells recognized in drilling income coupled with increased general and administrative costs allocated to drilling activities. Net drilling income decreased approximately $435,000 between fiscal year ends due to the fewer number of wells drilled and completed.

Oil and gas operations expense decreased $324,000 (33%) for fiscal 1998 as compared to fiscal 1997. This decrease was primarily due to reduced natural gas purchases associated with unaffiliated third party gas sales.

Income from operations for fiscal 1998 decreased to $1,033,918 from $1,267,176 for fiscal 1997. The decrease in income from operations was primarily due to lower drilling income.

Interest expense decreased 20.5% to $839,000 for fiscal 1998 compared to $1,055,000 for the prior corresponding period. This decrease was primarily due to the reduction of the borrowings under North Coast's credit facility and other debt by utilizing funds received from the sale of common stock. At March 31, 1998, $6,565,265 was outstanding under North Coast's credit facility compared to $8,640,000 at March 31, 1997.

Net income for fiscal 1998 decreased 10.1% to $262,000 compared to $292,000 for the prior corresponding period. The decrease reflects the decreased drilling activity and production revenues between comparable periods.

Net loss attributable to common stock of $6,126 for fiscal 1998 compared to $1,236,859 for fiscal 1997 reflects dividends on cumulative preferred stock of $268,264 and $458,606 in fiscal 1998 and 1997, respectively; and the enhanced conversion feature of the preferred stock in the amount of $1,070,003 in 1997.

INFLATION AND CHANGES IN PRICES

While the costs of operations have been and will continue to be affected by inflation, oil and gas prices have fluctuated during recent years and generally have not followed the same pattern as inflation. With today's global economy, especially in the area of oil and natural gas, management believes that other forces of the economy and world events, such as OPEC, the weather, economic factors, and the effects of supply of natural gas in the United States and regionally have a more immediate effect on current pricing than inflation. North Coast received an average price of $13.54 and $12.58 per barrel for the three months ended June 30, 1999 and 1998, respectively, and $2.54 and $2.55 per Mcf for natural gas for the three months ended June 30, 1999 and 1998, respectively. North Coast received an average price of $11.39 and $16.18 per barrel for fiscal 1999 and 1998, respectively, and $2.57 and $2.50 per Mcf for natural gas for fiscal 1999 and 1998, respectively. On average, Appalachian natural gas price indices decreased $0.05/Mcf from $2.36 per Mcf for the three months ended June 30, 1998 to $2.31 per Mcf for the three months ended June 30, 1999. On average, Appalachian natural gas prices decreased $0.41/Mcf from fiscal year 1998 to fiscal year 1999. However, North Coast experienced a $0.07/Mcf increase for its natural gas during this period. For the 24 month period ending March 31, 1999, the CNG and TCO Appalachian natural gas index pricing decreased $0.71 Mcf on average from $2.85 to $2.14, while North Coast's average price increased $0.14 Mcf, from $2.43 to $2.57. The increase North Coast received can be attributed to a change in marketing strategy including (1) aggressively targeting small to medium-sized commercial end-users, (2) balancing the remainder of North Coast's gas prices between spot Appalachian based prices and NYMEX based prices. This strategy allows North Coast the greatest opportunity to exceed the average regional prices, while minimizing the effects of a negative fluctuation. The industry-wide weakness of natural gas prices can be attributed to the effects of a relatively mild winter, which lessened demand for natural gas. Although it is anticipated that there will be a decline in gas prices during the summer months, the demand for gas by storage facilities, coupled with the anticipated nationwide hot summer, may keep gas prices above last summer's. Other variables potentially effecting gas prices are increased competition from Canadian gas, effects of gas storage and FERC Order 636. FERC Order 636 may have contributed to the lower spot market prices by mandating an unbundling of pipeline service and allowing open access to a variety of geographical markets. Management cannot predict what long-term effects FERC Order 636 will have on either spot market prices or longer term gas contracts.

Currently, North Coast sells natural gas under both fixed price contracts and on the spot market. The spot market price North Coast receives for gas production is related to several variables, including the weather and the effects of gas storage. North Coast anticipates that spot market prices will continue to fluctuate in response to various factors primarily weather and market conditions.

In an effort to position itself to take advantage of future increases in demand for natural gas, North Coast continues to construct new pipeline systems in the Appalachian Basin and to contract with other pipeline systems in the region to transport natural gas production from its wells.

LIQUIDITY AND CAPITAL RESOURCES

North Coast's working capital was $3,693,000 at June 30, 1999 compared to $2,399,000 at March 31, 1999. The increase of $1,294,000 in working capital reflects borrowings on the credit facility to fund approximately $800,000 to an escrow account for the possible purchase of North Coast's common stock from the former chief executive officer and to fund reduced accounts payable and accrued expenses. As of June 30, 1999, North Coast had $22,827,635 outstanding under its credit facility.

The following table summarizes North Coast's financial position at June 30, 1999 and March 31, 1999:

                                               JUNE 30, 1999     MARCH 31, 1999
                                               --------------    --------------
                                               AMOUNT      %     AMOUNT      %
                                               -------    ---    -------    ---
                                                    (AMOUNTS IN THOUSANDS)
Working capital..............................  $ 3,693      9    $ 2,399      6
Property and equipment.......................   36,614     87     36,418     89
Other........................................    1,797      4      1,857      5
                                               -------    ---    -------    ---
          Total..............................  $42,104    100    $40,674    100
                                               =======    ===    =======    ===
Long-term debt...............................  $23,543     56    $21,494     53
Deferred income taxes and other liability....    1,238      3      1,238      3
Stockholders' equity.........................   17,323     41     17,942     44
                                               -------    ---    -------    ---
          Total..............................  $42,104    100    $40,674    100
                                               =======    ===    =======    ===

CAPITAL RESOURCES AND REQUIREMENTS

The oil and gas exploration and development activities of North Coast historically have been financed through the drilling programs, through internally generated funds, and from bank and equity financings.

The following table summarizes North Coast's Statements of Cash Flows for the years ended March 31, 1999, 1998 and 1997 and the three months ended June 30, 1999 and 1998. All items are calculated as a percentage of total cash sources. Total cash sources include the following items, if positive: cash flow from operations before working capital changes, changes in working capital, net cash provided by investing activities and net cash provided by financing activities, plus any decrease in cash and cash equivalents.

                         MARCH 31,       MARCH 31,       MARCH 31,       JUNE 30,         JUNE 30,
                           1999            1998            1997            1999             1998
                       -------------   -------------   -------------   -------------   --------------
                       DOLLARS    %    DOLLARS    %    DOLLARS    %    DOLLARS    %    DOLLARS     %
                       -------   ---   -------   ---   -------   ---   -------   ---   --------   ---
                                                   (AMOUNTS IN THOUSANDS)
Net cash provided by
  operating
  activities.........  $ 2,385    11%  $1,186     46%  $ 1,162    48%  $ (543)    27%  $ (1,238)    7%
Net cash used for
  investing
  activities.........  (20,913)  (94)  (2,122)   (82)   (1,827)  (76)    (665)   (33)%  (16,326)  (91)%
Net cash provided by
  financing
  activities.........   18,906    85    1,012     39       616    26    2,012    100%    17,288    96%
                       -------   ---   ------    ---   -------   ---   ------    ---   --------   ---
Increase (decrease)
  in cash and cash
  equivalent.........  $   378     2%  $   76      3%  $   (49)   (2)% $  803     40%  $   (276)   (2)%
                       =======   ===   ======    ===   =======   ===   ======    ===   ========   ===

As the above table indicates, North Coast's cash used by operating activities decreased to $543,000 for the three months ended June 30, 1999 from $1,238,000 for the three months ended June 30, 1998. This decrease reflects the changes in net income, accounts receivable and billing in excess of costs on uncompleted contracts for the three months ended June 30, 1999 compared to relatively smaller change in accounts payable for the three months ended June 30, 1998. North Coast's cash provided by operating activities increased to $2,385,000 for fiscal 1999 compared to $1,186,000 for fiscal 1998 primarily due to the Kelt acquisition.


Net cash used for investing activities decreased to $665,000 for the three months ended June 30, 1999 from $16,326,000 for the three months ended June 30, 1998. Net cash used for investing activities increased to $20,913,000 for fiscal 1999 from $2,122,000 for fiscal 1998. These changes were primarily due to the Kelt acquisition. In the fiscal fourth quarter it was determined that the drilling rig acquired in the Kelt acquisition was not being utilized as effectively as initially planned and was sold to a third party. North Coast also invested approximately $3.1 million in drilling and development activities associated with completing wells acquired from Kelt and the development of proved undeveloped reserves.



Net cash from financing activities decreased to $2,012,000 for the three months ended June 30, 1999 from $17,288,000 for the three months ended June 30, 1998. Net cash from financing activities increased by approximately $17,894,000 for fiscal 1999 compared to fiscal 1998. These changes reflect North Coast's borrowings under its credit facility to finance the Kelt acquisition and the receipt of $5.0 million from NUON on September 29, 1998 for the issuance of common stock and the subsequent payment of a portion of North Coast's credit facility.


On February 9, 1998, North Coast entered into an agreement with ING (U.S.) Capital Corporation to replace the $20.0 million revolving credit facility with its previous lender. North Coast's amended credit facility, dated May 29, 1998, expanded North Coast's $20.0 million revolving credit facility with ING to a $25.0 million revolving credit facility. The credit agreement also provides for a borrowing base which is determined semi-annually by the lender based upon North Coast's financial position, oil and gas reserves, as well as outstanding letters of credit (of $150,000 at June 30, 1999). The credit agreement requires payment of an agent fee of 0.75% on amounts available and a 0.50% commitment fee on amounts not borrowed up to the available credit line. At June 30, 1999, North Coast's borrowing base was $25.0 million subject to reduction for the outstanding letters of credit. Available borrowings under the facility at June 30, 1999 were $2,022,365 and may change based upon the semi-annual reserve study and borrowing base determination. See note 5 to North Coast's March 31, 1999 financial statements. The credit facility provides that the payment of dividends with respect to the common stock is prohibited. As of June 30, 1999, North Coast had $22,827,635 outstanding under the credit facility, and was in compliance with its loan covenants. Amounts borrowed under the credit facility bear interest at the prime rate of the lending bank plus 0.75% or LIBOR plus 2.50%. The revolving line of credit is reviewed semi-annually and may be extended by an amendment to the current facility or converted to a term loan on July 2, 2000.

The lender has performed its September 30, 1998 semi-annual borrowing base review and has provided a third amendment to the credit facility which continues the facility without payment of principal until September 30, 2000. The lender has indicated that, in the future, it intends to discontinue lending in the oil and gas business in the United States and has requested that North Coast find another lender. North Coast is currently reviewing options with several lenders that are interested in providing at least a $25 million credit facility.

The amounts borrowed under its reducing revolving line of credit are secured by North Coast's receivables, inventory, equipment and a first mortgage on North Coast's interests in oil and gas wells and reserves. The mortgage notes are secured by land and buildings.

In addition, at June 30, 1999, North Coast had approximately $44,290 outstanding under a mortgage note payable for its facility in Youngstown. The mortgage note bears interest at the rate of 8% and requires North Coast to make monthly payments of approximately $1,019 through July 2003. North Coast entered into a mortgage note for its headquarters on May 13, 1996 for $540,000 with a 15-year term and an interest rate of 8.58%. The mortgage note may be renegotiated every five years. The amount outstanding under the mortgage note at June 30, 1999 was $487,673.

On September 29, 1998 North Coast sold an additional 1,149,425 shares of its common stock for $5.0 million to NUON, pursuant to the terms of a stock purchase agreement between North Coast and NUON dated August 1, 1997. By exercising its option to purchase additional shares by September 30, 1998, NUON's stock ownership increased to 51% of the outstanding common stock and NUON gained the ability to appoint additional directors at North Coast's next annual meeting. North Coast also issued 26,800 warrants representing the right of the holder to purchase one share of common stock for $4.375 per share in connection with the sale of common stock to NUON. Pursuant to the terms of the agreement and subject to the satisfaction of certain conditions, NUON may purchase an additional 1,149,426 shares of common stock by September 30, 1999. North Coast is also obligated to issue 26,800 warrants when and if NUON purchases an additional 1,149,426 shares with 13,400 of the potential warrants due to Mr. Siegel and 13,400 of the potential warrants due to Mr. Berns. The additional warrants represent the right to purchase one share of common stock for $4.375 per share.

Effective on April 8, 1998, North Coast acquired Kelt, headquartered in Cambridge, Ohio. The Kelt acquisition was made pursuant to a purchase and sale agreement. The purchase price for the acquired assets was approximately $16.0 million. The acquired assets include approximately 900 natural gas and oil wells and Kelt's brine disposal facilities, drilling and service rigs, natural gas compressors and gas gathering systems, and a large inventory of oilfield service equipment and supplies. North Coast funded the acquisition using cash and an increase in its existing line of credit. Approximately $15.0 million of the total purchase price was financed under an expanded credit facility with the remaining amount paid in cash.


On April 30, 1999, the chief executive officer resigned from North Coast. Under a separation agreement, he is entitled to payments instead of his existing employment contract and payments for non-compete and a warrant to purchase common stock. In addition, North Coast could be obligated to purchase his common stock for $4.375 per share. An escrow account of approximately $800,000 has been established for this possible purchase. North Coast would not be obligated to purchase the former executive's shares of common stock if NUON elects to purchase his shares prior to September 30, 1999 in accordance with the separation agreement. However, NUON would have the right to reduce its option under the 1997 purchase and sale agreement to the extent to which it purchases the former executive's shares. NUON is not obligated to exercise its option to acquire 1,149,426 shares nor is it obligated to acquire the former chief executive officer's shares. If NUON does not purchase the former executive's shares by September 30, 1999, the former executive has until October 8, 1999 to deliver the certificate for his shares and receive the payment for those shares out of the escrow account. After October 8, 1999, the funds in the escrow account will be returned to North Coast. Other than the terms discussed above, there are no remaining commitments under the separation agreement.


Management believes that general economic conditions and various sources of available capital, including current borrowings under the credit facility, NUON's exercise of its option and funds raised in drilling programs will be sufficient to fund North Coast's obligations, operations and debt service requirements through fiscal 2000.

North Coast continues to review potential acquisitions in the oil and gas industry and mid to downstream energy areas, in addition to its drilling and development activities. North Coast also anticipates continuing its corporate drilling and development program, anticipates investing approximately $300,000 in the drilling of five development wells in the next quarter and anticipates drilling wells in conjunction with its drilling program. North Coast will continue to need financing to complete the aforementioned activities. Management believes financing through equity provided from NUON, funds raised in drilling programs and North Coast's existing borrowing base with a different lender will be sufficient to fund North Coast's obligations, operations and debt service requirements for the next year.

If NUON does not purchase the additional shares related to the 1997 sales and purchase agreement and elects not to purchase the former chief executive's common shares, North Coast would be forced to change its strategy of growth. North Coast would reduce its projects accordingly in an effort to conserve cash. Also, if suitable financing on acceptable terms could not be negotiated prior to September 30, 2000 with another lender North Coast would be required to make quarterly principal payments currently in excess of $1 million. Without equity or other financing North Coast may have to cut costs, reduce staff or sell assets to meet this ongoing principal payment obligation. Management believes, however, that financing at some acceptable level would be available before September 30, 2000.

YEAR 2000 READINESS DISCLOSURE

North Coast has developed an action plan and identified the resources required to convert its computer systems and software applications to achieve Year 2000 compliance with no anticipated effect on its customers or disruption of its business operations. North Coast has already implemented the first three phases of its four-phase action plan. In phase one, North

Coast assessed its information technology and non-IT systems. The term "computer equipment and software" includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone, scanning equipment and other miscellaneous systems. Those items not considered IT systems include alarms, fax machines and monitors for field operations. Both IT and non-IT systems may contain embedded technology which complicates Year 2000 identification and assessment efforts. Phase two included the upgrade of North Coast's personal computer equipment and software.

In phase three, North Coast tested existing systems and determined whether those systems suspect to Year 2000 compliance problems should be replaced. In phase three, North Coast replaced systems and software because of the Year 2000 issue and because the Kelt acquisition necessitated newer and more compatible systems. North Coast estimates that the cost to complete phases one, two and three, which primarily includes the purchase of software and hardware upgrades under normal maintenance agreements with third party vendors, will be approximately $60,000. To date, North Coast has incurred approximately 83.0% of these anticipated costs.

Phase four of North Coast's action plan involves the implementation of North Coast's Year 2000 compliant software and the reevaluation of all of North Coast's material systems. North Coast may engage independent consultants to assist in completing phase four. The additional cost of these independent consultants has not been determined and has not yet been included in North Coast's Year 2000 compliance cost estimates.

In addition, North Coast has discussed Year 2000 compliance issues with its vendors and customers. Although North Coast has no reason to believe that its vendors and customers will not be Year 2000 compliant, North Coast is unable to determine the extent to which Year 2000 issues will effect its vendors and customers. North Coast continues to discuss procedures necessary to address this issue with its vendors and customers.

North Coast presently does not plan to incur significant operational problems due to the Year 2000 issue. However, there can be no assurance that the Year 2000 issue will not materially impact North Coast's financial condition or results of operations, or adversely effect its relationship with customers, vendors and others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on North Coast's systems or results of operations. North Coast plans to establish a contingency plan for dealing with the most reasonably likely worst-case scenario. To date, this scenario has not been clearly identified. North Coast plans to complete this analysis and contingency planning by the second quarter of fiscal 2000.

ACCOUNTING STANDARDS

In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging
Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an Amendment of FASB Statement No. 133." SFAS No. 137 delayed the original implementation date of SFAS No. 133 until June 30, 2000. The effect of the adoption or anticipated adoption of the above standards is expected to have no material effect on North Coast's financial statements.

                                    BUSINESS

GENERAL

North Coast is an independent natural gas and oil company engaged in exploration, development and production activities primarily in the Appalachian Basin region of Ohio and Pennsylvania. North Coast's strategy focuses primarily on the acquisition of proved undeveloped natural gas and oil properties and the turnkey drilling and development of such properties by North Coast in conjunction with drilling programs. Drilling programs are funded through the sale of partnership interests to non-industry investors and by contributions from North Coast. Typically, North Coast obtains leases or other drilling rights to these properties and assigns specific drill sites to drilling programs for drilling and development. North Coast also engages in well operating, gas gathering and transportation and gas marketing, primarily for drilling program wells.

STRATEGY

North Coast's strategy focuses on increasing its natural gas and oil reserves, as well as production, drilling and oilfield service revenues, by acquiring undeveloped oil and gas properties in the Appalachian Basin and financing and conducting the drilling and developing of these properties in conjunction with drilling programs.

Drilling programs have permitted North Coast to broaden its exploration, development and production activities by participating in a greater number of wells than would be possible for North Coast to do by drilling solely for its own account. Additionally, drilling programs have allowed North Coast to diversify its activities and sources of revenues into related oilfield services by providing such services under contract to drilling programs. As of June 30, 1999, North Coast served as the managing general partner of 28 drilling programs and operated 1,430 wells in Ohio and Pennsylvania, of which 385 wells are operated for drilling programs.

While North Coast is pursuing its strategy of increasing reserves through drilling and development in conjunction with drilling programs and more recently acquisitions, it continues to review potential acquisitions, including other gas and oil companies or partnerships and producing properties. Although potential acquisitions outside the Appalachian Basin are also reviewed, North Coast anticipates continuing its focus on the Appalachian Basin.

EXPLORATION AND DEVELOPMENT

Exploration and development activities conducted by North Coast have involved the acquisition of proved undeveloped oil and gas properties and the drilling and development of such properties in conjunction with drilling programs and joint ventures. Management has chosen to sponsor limited partnerships and joint ventures to increase the funds available to North Coast and enable it to engage in a greater number of drilling opportunities. In addition, drilling programs add to North Coast's reserves and produce additional sources of income for North Coast, including revenues from serving as general contractor for drilling operations, management services, oilfield service operations and gas-gathering, and marketing services which are provided to drilling programs.

North Coast's strategy focuses on increasing its natural gas and oil reserves, as well as production, drilling and oil field service revenues, by acquiring undeveloped oil and gas properties in the Appalachian Basin and financing and conducting the drilling and development of these properties in conjunction with drilling programs. While North Coast is pursuing its strategy of increasing reserves through drilling and development in conjunction with drilling programs, it continues to review potential acquisitions, including other gas and oil companies or partnerships and producing properties.

AREAS OF OPERATION

The Appalachian Basin is located in close proximity to major natural gas markets in the northeast United States. This proximity to a substantial number of large commercial and industrial gas markets, coupled with the relatively stable nature of Appalachian Basin production and the availability of transportation facilities has resulted in generally higher wellhead prices for Appalachian natural gas than those prices available in the Gulf Coast and Mid-continent regions. The Appalachian Basin is the oldest gas and oil-producing region in the United States and includes portions of Ohio, Pennsylvania, New York, West Virginia, Kentucky and Tennessee. Historically, most production in the Appalachian Basin has been from wells drilled to a number of relatively shallow blanket formations at depths of 1,000 to 7,500 feet. These formations are generally characterized as long-lived reserves that produce for more than 20 years.

To date, the Company's drilling operations in the Appalachian Basin have principally involved drilling to the Clinton/Medina sandstone geologic formation. North Coast has 1,409 producing Clinton/Medina wells representing 94% of its productive wells. This formation is an oil and gas bearing sandstone formation, which underlies a large section of eastern Ohio and western Pennsylvania in varying thicknesses and at depths ranging generally from 2,800 to 7,500 feet. Substantially, all of the wells that the Company drills in this area have estimated depths of between 3,500 and 6,700 feet. Although Clinton/Medina wells generally produce for many years, a substantial portion of the total well production can be expected within the first three years of production.

The Company also maintains leasehold acreage in portions of Ohio and Pennsylvania with other potential producing formations. Although there are variances in the nature and characteristics of these producing formations, they are generally typical of the Appalachian area.

ACQUISITION OF PROPERTIES

North Coast continually evaluates undeveloped prospects originated by its staff or other independent geologists as well as other gas and oil companies. If review of a prospect indicates that it may be geologically and economically attractive, North Coast will attempt to obtain a lease of the mineral rights on the acreage.

Typically, North Coast will acquire the entire working interest in a lease in consideration of paying a lease bonus and annual rentals subject to a landowner's royalty and, where the property is acquired through a third party, possibly an overriding royalty interest. After obtaining these drilling rights, North Coast continues to evaluate the property for potential drilling. Substantially all of North Coast's drilling operations are currently conducted in conjunction with drilling programs. If a prospect is selected for drilling through a drilling program, North Coast assigns the minimum required acreage for a well to that entity. In that case, North Coast retains the balance of the leasehold acreage for future drilling.

In 1994, North Coast acquired a number of oil and gas interests in Erie and Crawford Counties in northwestern Pennsylvania previously owned by a private company. These properties include the entire working interest in 163 producing wells, 43 miles of gas gathering lines and drilling locations.

In 1997, North Coast acquired additional interests in its drilling programs by extending an offer to the partners in certain of these drilling programs. Recent drilling programs give each investor the ability to present his interest to North Coast to be purchased by North Coast at a predetermined calculated price. In an effort to provide liquidity to investors in drilling programs which did not include this provision in their partnership agreements, North Coast has continued to extend offers to some of its investors in its older drilling programs. Typically, North Coast will not extend an offer to those drilling programs that have been in existence for less than three years. North Coast acquired interests in several of its drilling programs in December 1997 for approximately $136,000. North Coast purchased interests in its drilling programs in fiscal 1999 for approximately $435,000.

In 1998, North Coast acquired Kelt, headquartered in Cambridge, Ohio. The Kelt acquisition was made pursuant to a purchase and sale agreement. The purchase price for the acquired assets was approximately $16.0 million. The acquired assets include approximately 900 natural gas and oil wells and Kelt's brine disposal facilities, drilling and service rigs, natural gas compressors and gas gathering systems, and a large inventory of oilfield service equipment and supplies.

North Coast continues to review potential acquisitions of oil and gas properties, but has no commitment with respect to any material acquisition.

DRILLING PROGRAMS

Since North Coast's inception in 1981, North Coast has sponsored 49 drilling programs to engage in oil and gas drilling and development operations. Public drilling programs accounted for 7 of these programs, while 42 were sold through private placements. As a result of an exchange offer, 21 of the 22 partnerships were dissolved. North Coast currently manages 28 drilling programs.

Each drilling program has been conducted as a separate limited partnership with North Coast serving as managing general partner of each. To maintain the marketability of its drilling programs, North Coast continually reviews program structure and performance and makes modifications from program to program, as it deems appropriate. These modifications have included changes to the compensation arrangements between North Coast and drilling programs, including charges for its drilling and administrative services, and changes in North Coast's interest in drilling programs.

North Coast acts as operator and general contractor for drilling and production operations, undertaking to drill and complete drilling program wells and to serve as operator for producing wells for producing well operations. In drilling programs, typically the entire working interest in the leasehold is acquired by the program, although only the minimum required acreage for a well is assigned by North Coast to each drilling program.

As managing general partner, North Coast is subject to full liability for the obligations of drilling programs although it is indemnified by each program to the extent of the assets of drilling programs. The partnership interests in drilling programs constitute securities and North Coast is subject to potential liability for failure to comply with applicable federal and state securities laws and regulations. North Coast offers partnership interests in its drilling programs to investors in reliance on the exemption from registration afforded by

Regulation D under the Securities Act of 1933 and exemptions from registration requirements under state securities laws. If North Coast were to fail to qualify for these exemptions as a result of inadequate disclosure or changes in registration requirements, North Coast may be precluded from offering partnership interests in the future.

Typically, each drilling program is structured as a "functional allocation" program whereby the non-industry investors contribute cash in an aggregate amount equal to the intangible drilling and development costs to be incurred for drilling program wells. North Coast contributes the drill sites to each drilling program and agrees to contribute all tangible equipment necessary to drill, complete and produce each well, as well as organizational and syndication costs of each drilling program. The allocation of partnership revenues in each drilling program may vary depending upon the structure chosen by North Coast, with North Coast's percentage interest ranging from 20% to 40%.

Interests in drilling programs are sold to investors through securities dealers registered with the NASD. In each program, NCE Securities, Inc. acts as placement agent and enters into selling agreements with a number of broker-dealers to assist it in selling the interests.

Drilling programs raised $3.5 million during fiscal 1999, $2.7 million during fiscal 1998 and $3.0 million during fiscal 1997. North Coast intends to continue its efforts to market its drilling programs and increase the number of wells drilled and operated. If these efforts are unsuccessful, North Coast would seek alternatives including joint ventures with industry partners and the financing of drilling activity through internal cash flow and other financing alternatives.

DRILLING SERVICES

North Coast enters into turnkey drilling contracts with drilling programs to drill wells. From time to time, North Coast also performs a limited amount of drilling and other services for unaffiliated third parties. Pursuant to these drilling contracts, North Coast is responsible for the drilling and development of wells. North Coast acquired a drilling rig in its acquisition of Kelt and has drilled several corporately owned wells. However, North Coast intends to subcontract with third parties for the performance of a substantial portion of the operations required to drill, complete and equip these wells for production. Although North Coast manages and supervises all necessary drilling and related service and equipment operations on these wells, there are a number of third party services to obtain, including contract drilling, fracturing, logging and pipeline construction which are performed by subcontractors who specialize in those operations.

Since North Coast contracts with drilling programs on a turnkey basis, North Coast is responsible for drilling and completing the wells, regardless of the actual cost. Thus, North Coast is subject to the risk that costs incurred in the actual drilling and development operations could increase beyond the contract price, thereby rendering its drilling contracts less profitable or unprofitable. Moreover, difficulties encountered in drilling and completion operations can substantially increase costs without recourse for North Coast. North Coast continually monitors the cost incurred in drilling, completion and production operations and reviews its turnkey contract prices for each drilling program in order to reduce the risk of unprofitable drilling operations. These turnkey drilling prices are subject to change based on competition, the return sought by drilling program investors, North Coast's revenue and profit considerations and other industry conditions.

OIL FIELD SERVICE OPERATIONS

As of June 30, 1999, the Company operated 1,430 wells, all of which were located in Ohio and Pennsylvania. As the operator of producing wells, North Coast is responsible for the maintenance and verification of all production records, contracting for oil and gas sales, distribution of production proceeds and information, and compliance with various state and federal regulations. Generally, North Coast provides the routine production operations for producing wells and is paid for such services on a monthly per well basis. North Coast also subcontracts some of its oil field operations.

North Coast receives a monthly operating fee for each producing well it operates and is reimbursed for most third party costs associated with operations and production of the wells. Drilling programs each pay North Coast their specified operating fee based upon the investors' aggregate interest in drilling program wells, exclusive of North Coast's ownership interest.

GAS GATHERING ACTIVITIES

In connection with the drilling and development of the wells which it operates, North Coast has constructed and owns natural gas gathering pipelines in various counties throughout eastern Ohio and western Pennsylvania. These pipelines carry natural gas from the wellhead to the gas transmission systems of various utilities for sale to such utilities, to natural gas brokers purchasing gas for resale to others or to industrial purchasers pursuant to self-help gas purchase arrangements. These systems gathered gas from 1,190 wells as of June 30, 1999. Since early calendar 1992, North Coast has increased its construction of new pipelines and the establishment of compressor facilities in order to expand the number of purchasers available to North Coast.

For such gas gathering services, North Coast collects certain allowances from public utilities, end-users or other natural gas purchasers, including natural gas brokers. These gathering fees or transportation allowances averaged approximately $.20 per Mcf of natural gas at March 31, 1999.

GAS AND OIL RESERVES

Proved Reserves. The following table summarizes estimates of North Coast's proved reserves, as prepared by North Coast.

                                                      AT MARCH 31,
                           ------------------------------------------------------------------
                                   1999                   1998                   1997
                           --------------------   --------------------   --------------------
                              GAS         OIL        GAS         OIL        GAS         OIL
                             (MCF)      (BBLS)      (MCF)      (BBLS)      (MCF)      (BBLS)
                           ----------   -------   ----------   -------   ----------   -------
Proved developed
  reserves...............  41,214,000   322,700   15,087,000   126,700   14,472,000   120,200
Proved undeveloped
  reserves...............  11,307,000   102,500    2,715,000     9,000    2,487,000        --
                           ----------   -------   ----------   -------   ----------   -------
Total reserves...........  52,521,000   425,200   17,802,000   135,700   16,959,000   120,200
                           ==========   =======   ==========   =======   ==========   =======

Reservoir engineering is a subjective process of estimating underground accumulations of gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates, and such revisions may be material. Accordingly, reserve estimates are generally different from the quantities of gas and oil that are ultimately recovered.

Estimated Future Net Revenues. The following table summarizes, as of March 31, 1999, the estimated future net revenues attributable to the properties of North Coast after deducting future capital costs, production and ad valorem taxes and operating expenses, but before consideration of federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates have been made in accordance with current Commission guidelines concerning the use of constant oil and gas prices and operating costs in reserve evaluations. North Coast did not report reserve quantities to other government agencies which differed by more than 5% from the quantities disclosed in this registration statement.

                 ESTIMATED FUTURE NET REVENUES (BEFORE INCOME TAXES)
                                   (in thousands)
                                                                            TOTAL
                                                            TOTAL           PROVED
                                                            PROVED        DEVELOPED
                                                           RESERVES        RESERVES
                 YEAR ENDING MARCH 31,                   ------------    ------------
  2000.................................................    $   120         $ 5,715
  2001.................................................      2,322           5,112
  2002.................................................      7,857           4,534
  Thereafter...........................................     73,551          53,882
                                                           -------         -------
          Total........................................    $83,850         $69,243
                                                           =======         =======
Discounted Present Value...............................    $35,856         $32,441
                                                           =======         =======

DRILLING ACTIVITY

The following table shows the results of drilling activities on North Coast's properties. You should not consider this information and the results of prior drilling activities as necessarily indicative of future performance, nor should you assume that there is necessarily any correlation between the number of productive wells drilled and the oil and gas reserves generated by those wells. No wells were drilled during the three months ended June 30, 1999 and 1998.

                                                           YEAR ENDED MARCH 31,
                                                           ---------------------
                                                           1999     1998    1997
                                                           -----    ----    ----
Development Wells
  Productive
     Gross...............................................     36      16      20
     Net.................................................  19.20    4.50    3.88
  Dry
     Gross...............................................      0       1       0
     Net.................................................      0     .22       0

                                                           YEAR ENDED MARCH 31,
                                                           ---------------------
                                                           1999     1998    1997
                                                           -----    ----    ----
Exploratory Wells
  Productive
     Gross...............................................      0       0       0
     Net.................................................      0       0       0
  Dry
     Gross...............................................      0       0       0
     Net.................................................      0       0       0
Total Wells
  Productive
     Gross...............................................     36      16      20
     Net.................................................  19.20    4.50    3.88
  Dry
     Gross...............................................      0       1       0
     Net.................................................      0     .22       0

---------------

(1) For fiscal 1999, North Coast drilled 4 gross wells, or 2.4 net wells, which are waiting for sales lines to be completed and have been included in the above drilling activity schedule as productive wells.

(2) For Fiscal 1999, North Coast drilled 1 well (gross and net) where during completion a third party vendor caused the well to be abandoned. The vendor's insurance company is expected to reimburse North Coast for its cost. North Coast will not redrill this well and therefore it is not reflected in the drilling activity table.

PRODUCING WELLS

The following table shows the number of gross and net productive oil and gas wells in which North Coast owned an interest directly or through drilling programs as of June 30, 1999. Wells are classified as gas or oil according to their predominant product stream.

             TYPE OF                GROSS                   AVERAGE WORKING
         PRODUCTIVE WELL           WELLS(1)    NET WELLS       INTEREST
         ---------------           --------    ---------    ---------------
Natural Gas......................   1,474      1,108.93           75%
Oil..............................      26          9.76           38%

---------------

(1) Gross producing wells include 92 wells at June 30, 1999 in which North Coast owned a royalty interest.

Substantially all of North Coast's oil and gas properties are working interests under industry-standard natural gas and oil leases, rather than mineral ownership or fee title.

LEASEHOLD ACREAGE

The following table shows the developed and undeveloped acreage of North Coast, on both a gross and net basis, as of March 31, 1999:

                                                 GROSS ACRES    NET ACRES
                                                 -----------    ---------
Developed Acreage..............................    77,900        57,800
Undeveloped Acreage............................     3,300         3,300

PRODUCTION SUMMARY

The annual net production of North Coast's interests in gas and oil wells for the past three fiscal years was as follows:

                                                                   THREE MONTHS
                                YEAR ENDED MARCH 31,              ENDED JUNE 30
                         -----------------------------------    ------------------
                           1999         1998         1997        1999       1998
                         ---------    ---------    ---------    -------    -------
Natural Gas (Mcf)
  Total Production.....  2,688,000    1,116,000    1,153,000    560,000    600,000
  Average Daily
     Production........      7,364        3,058        3,159      6,222      6,667
Crude Oil (Bbls)
  Total Production.....     28,100       13,900       16,200      6,700      2,600
  Average Daily
     Production........         77           38           44         74         29

The price of gas and oil may vary from region to region. The average weighted prices and the lifting costs per equivalent Mcf for the past three years were as follows:

                                                                   THREE MONTHS
                                      YEAR ENDED MARCH 31,        ENDED JUNE 30
                                   --------------------------    ----------------
                                    1999      1998      1997      1999      1998
                                   ------    ------    ------    ------    ------
Natural Gas Average Weighted
  Price per Mcf..................  $ 2.57    $ 2.50    $ 2.43    $ 2.54    $ 2.55
Crude Oil Average Weighted Price
  per Bbl........................  $11.39    $16.18    $20.65    $13.54    $12.58
Average Lifting Cost per Mcf.....  $  .91    $  .70    $  .62    $ 1.01    $  .91

MARKETS

The ability of North Coast to market oil and gas often depends on factors beyond its control. The potential effects of governmental regulation and market factors, including alternative domestic and imported energy sources, available pipeline capacity, and general market conditions are not entirely predictable.

Natural Gas. Natural gas is generally sold pursuant to individually negotiated gas purchase contracts, which vary in length from spot market sales of a single day to term agreements that may extend several years. North Coast customers who purchase natural gas include marketing affiliates of the major pipeline companies, natural gas marketing companies, and a variety of commercial and public authorities, industrial, and institutional end-users who ultimately consume the gas. Gas purchase contracts define the terms and conditions unique to each of these sales. The price received for natural gas sold on the spot market may vary daily, reflecting changing market conditions.

The deliverability and price of natural gas are subject to both governmental regulation and supply and demand forces. During the past several years, regional surpluses and shortages of natural gas have occurred resulting in wide fluctuations in prices achieved.

The lengths of the contracts vary widely. Additionally, several of North Coast's contracts provide for monthly pricing which are derived from published price indexes. The Columbia Transmission and Consolidated Natural Gas Index prices, which create a basis for spot sales prices in the Mid-Atlantic and northeastern United States, ranged from $1.73 to $2.50 per

Mcf during fiscal 1999. As of March 31, 1999, approximately one-half of North Coast's natural gas contracts are fixed price contracts with industrial end-users. The prices received from these contracts range between $1.97 and $4.43 per Mcf. The remainder of North Coast's natural gas contracts are with utilities and marketers. Approximately 60% of the wells operated by North Coast, which produce gas to fulfill the contractual obligations to utilities and marketers during the summer months, contain fixed prices ranging from $1.75 to $2.972 per Mcf. In addition, 40% of these wells contain market sensitive provisions during the winter months. The range of Appalachian Basin unit pricing during the winter of 1998/99 was from $1.73 to $2.25 per Mcf. For the fiscal year ended March 31, 1999, North Coast received an average price of $2.57 per Mcf. During fiscal 1999, Interstate Gas Supply, Inc. purchased 52% of the gas produced by North Coast, which comprised 26% of North Coast's revenues for the year.

Due to the seasonal supply and demand market pressures, prices paid by purchasers will continue to fluctuate for the next several years. North Coast has pursued a strategy of varying the length and pricing provisions of its gas purchase contracts so as to maintain flexibility to react to those fluctuating prices.

During the past several years, an overabundance of natural gas supplies and the promulgation of state and federal regulations pertaining to the sale, transportation, and marketing of natural gas resulted in increasing competition and declining prices. It is likely that supply and demand factors will continue to be the driving force in the changing marketplace.

Crude Oil. Oil produced from North Coast's properties is generally sold at the prevailing field price to one or more of a number of unaffiliated purchasers in the area. Generally, purchase contracts for the sale of oil are cancelable on 30 days notice. The price paid by these purchasers is generally an established, or "posted," price that is offered to all producers. North Coast received an average price of $11.39 per barrel for its oil during fiscal 1999. However, during the last several years prices paid for crude oil have fluctuated substantially. The price posted for purchase contracts for the sale of oil at August 19, 1999 was $18.00. Future oil prices are difficult to predict due to the impact of worldwide economic trends, coupled with supply and demand variables, and such non-economic factors as the impact of political considerations on OPEC pricing policies and the possibility of supply interruptions. Oil production comprised approximately 6% of North Coast's total oil and gas production calculated on an equivalent Mcf basis for fiscal 1999. Therefore, an increase or decrease in oil prices has a minimal effect on revenues when compared to the effect on the price of natural gas. To the extent that the prices which North Coast receives for its crude oil, decline from current levels, revenues from oil production will be reduced accordingly.

COMPETITION

The gas and oil industry is highly competitive in all phases. North Coast encounters strong competition from other independent oil companies in acquiring economically desirable properties as well as in marketing production therefrom and obtaining external financing. Many of North Coast's competitors may have financial resources, personnel and facilities substantially greater than those of North Coast.

REGULATION

Exploration and Production. The exploration, production and sale of natural gas and oil are subject to various types of local, state and federal laws and regulations. These laws and regulations govern a wide range of matters, including the drilling and spacing of wells, allowable rates of production, restoration of surface areas, plugging and abandonment of wells and requirements for the operation of wells. These regulations may adversely affect the rate at which North Coast's wells produce gas and oil.

In addition, legislation and new regulations concerning gas and oil exploration and production operations are constantly being reviewed and proposed. Most of the states in which North Coast owns and operates properties have laws and regulations governing several of the matters mentioned above. Compliance with the laws and regulations affecting the gas and oil industry generally increases North Coast's cost of doing business and consequently affects North Coast's profitability.

Environmental Matters. The discharge of oil, gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require North Coast to incur costs to remedy discharges. Natural gas, oil or other pollutants, including salt water brine, may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from pipelines or other gathering and transportation facilities, leakage from storage tanks and sudden discharges from damage or explosion at natural gas facilities or gas and oil wells. Discharged hydrocarbons may migrate through soil to water supplies or adjoining property, giving rise to additional liabilities.

A variety of federal and state laws and regulations govern the environmental aspects of natural gas and oil production, transportation and processing and may, in addition to other laws, impose liability in the event of discharges, whether or not accidental, failure to notify the proper authorities of a discharge, and other noncompliance with those laws. Compliance with such laws and regulations may increase the cost of gas and oil exploration, development and production, although the Company does not currently anticipate that compliance will have a material adverse effect on capital expenditures or earnings of North Coast.

North Coast does not believe that its environmental risks are materially different from those of comparable companies in the oil and gas industry. North Coast believes its present activities substantially comply, in all material respects, with existing environmental laws and regulations. Nevertheless, North Coast cannot assure you that environmental laws will not result in a curtailment of production or material increase in the cost of production, development or exploration or otherwise adversely affect North Coast's financial condition and results of operations. Although North Coast maintains liability insurance coverage for certain liabilities from pollution, environmental risks generally are not fully insurable. The amount of such coverage is currently $1,000,000 and is provided on a "claims made" basis.

Marketing and Transportation. The interstate transportation and sale for resale of natural gas is regulated by the Federal Energy Regulatory Commission under the Natural Gas Act of 1938. The sale and transportation of natural gas also is subject to regulation by various state agencies. The Natural Gas Wellhead Decontrol Act of 1989 eliminated all gas price regulation effective January 1, 1993. In addition, FERC recently has proposed several rules and orders concerning transportation and marketing of natural gas. The impact of these rules and other regulatory developments on North Coast cannot be predicted.

In 1992, FERC finalized Order 636, and also has promulgated regulations pertaining to the restructuring of the interstate transportation of natural gas. Pipelines serving this function have since been required to "unbundle" the various components of their service offerings, which include gathering, transportation, storage, and balancing services. In their current capacity, pipeline companies must provide their customers with only the specific service desired, on a non-discriminatory basis. Although North Coast is not an interstate pipeline, North Coast believes the changes brought about by Order 636 have increased competition in the marketplace, resulting in greater market volatility.

Various rules, regulations and orders, as well as statutory provisions may affect the price of natural gas production and the transportation and marketing of natural gas.

OPERATING HAZARDS AND UNINSURED RISKS

North Coast's gas and oil operations are subject to all operating hazards and risks normally incident to drilling for and producing gas and oil, such as encountering unusual formations and pressures, blow-outs, environmental pollution, and personal injury. North Coast will maintain such insurance coverage as it believes to be appropriate, taking into account the size of North Coast and its proposed operations. North Coast currently does not maintain insurance coverage for physical loss or damage to equipment located on the wells or for selected properties, such as crude oil stored in tanks. North Coast's insurance policies also have standard exclusions. Losses can occur from an uninsurable risk or in amounts more than existing insurance coverage. The occurrence of an event which is not insured or not fully insured could have an adverse impact on North Coast's revenues and earnings.

EMPLOYEES

At June 30, 1999, North Coast had 78 employees, including 46 field employees. None of these employees is represented by a union and North Coast believes that it maintains good relations with its employees.

FACILITIES

North Coast owns a 12,000 square foot building, its corporate headquarters, in Twinsburg, Ohio. The office facility is in a centralized location, which during fiscal 1997 allowed North Coast to relocate operations and personnel from its Cleveland and Youngstown offices. The North Coast's Youngstown facility is used for field operations. As part of the Kelt acquisition, North Coast held a six month lease on Kelt's facility in Cambridge, Ohio, with an option to purchase the property for $27,187. North Coast recently exercised this option. The facility is used in North Coast's field operations.

LEGAL PROCEEDINGS

North Coast is involved from time to time in various legal and administrative proceedings and threatened legal and administrative proceedings incidental to the ordinary course of its business. North Coast is not now involved in any litigation, individually or in the aggregate, which could have a material adverse effect on North Coast's business, financial condition, results of operations, or cash flows.

                                   MANAGEMENT

The following table shows the names and ages of each of the current directors and executive officers of North Coast and the principal offices and positions with North Coast held by each such person. The officers of North Coast are elected annually by the board of directors. Subject to rights, if any, under employment contracts, each officer serves a term of one year and thereafter until his successor is elected and qualified or until his death, resignation or removal.

                   NAME                     AGE                    TITLE
                   ----                     ---                    -----
Garry Regan (1)                              49    President and Director
Leo J. M. J. Blomen (1)                      44    Director
Dominic A. Visconsi (1)                      74    Director
Carel W. J. Kok (1)                          32    Director
S. F. E. Bas Rosenbaum (2)                   50    Director
C. Rand Michaels (2)                         62    Director
John H. Pinkerton (2)                        45    Director
Saul Siegel (3)                              69    Chief Executive Officer and Director
Jos J. M. Smits (3)                          50    Director
Ralph L. Bradley (3)                         58    Director
Thomas A. Hill                               41    Secretary and General Counsel
Timothy Wagers                               39    Chief Financial Officer and Treasurer
Omer Yonel                                   35    Chief Operating Officer

---------------

(1) Term as director expires in 2001.

(2) Term as director expires in 1999.

(3) Term as director expires in 2000.

Garry Regan is President and a director. Mr. Regan served as an executive officer and a director of North Coast's predecessor since 1981 and has been President and a director of North Coast since August 1988. He received his B.S. from The Ohio State University and his Masters from Indiana University. Mr. Regan is a member of the Independent Petroleum Association of America. Mr. Regan also serves as Director and President of NCE, a wholly owned subsidiary of North Coast and a registered broker-dealer.

Leo J.M.J. Blomen is a director. Mr. Blomen was appointed to the board of directors in September 1997. He has been Director of the International Division of NUON Energy Group since March 1997. Since July 1996, Mr. Blomen has been Managing Director of NUON Projects. Mr. Blomen is also the founder and, from January 1993 to July 1996, the Managing Director of Blomenco b.v. Mr. Blomen is also on the Boards of DATTEL a.s, a cable company in Prague; Calortex, Ltd., a gas company in the United Kingdom; and the Sino-foreign company Shantou Da Nan Windpower Development Company, Ltd., a joint venture which is currently constructing the largest windfarm in China. Mr. Blomen holds a degree in Chemical Engineering and a Ph.D. in Medicine.

Dominic A. Visconsi is a director. Mr. Visconsi was appointed to the board of directors in January 1999. Mr. Visconsi is the senior member of Cleveland-based, and nationally recognized, Visconsi Companies, Ltd., which acquires and develops commercial properties, and now manages more than two million square feet of retail space. In 1956, he and Richard E. Jacobs formed a partnership, Jacobs, Visconsi & Jacobs Company, that would eventually grow to become the nation's fifth-largest developer of shopping malls, The Richard E. Jacobs

Group. A recognized community leader, Mr. Visconsi is very involved in many philanthropic, charitable and social organizations primarily in the greater Cleveland area.

Carel W. J. Kok is a director. Mr. Kok has been Manager of Business Development with the International Division of the NUON Energy Group since October 1996. From 1990 to 1995 he was with the Royal Dutch Shell Group working in a variety of downstream commercial, trading and new business development functions in East Asia, the Middle East, and Western and Eastern Europe. Mr. Kok was co-founder of Lone Star Europe Holding, a U.S.-Dutch joint venture with the American chain Lone Star Steakhouse & Saloon. Mr. Kok is also on the Boards of Calortex Ltd., a retail gas distribution company in the United Kingdom serving nearly 500,000 customers and is Chairman of the Board of the Sino-foreign joint venture company Shantou Dan Nan Windpower Development Company, Ltd., a joint venture now operating the largest windfarm in China. Mr. Kok holds a B.A. from Princeton University and an M.B.A. from the Rotterdam School of Management at Erasmus University.

S. F. E. Rosenbaum is a director. Mr. Rosenbaum has been BU-manager Olefins for Tolson Holland BV. He is responsible for global coverage, turnover and results. From 1990 until 1993 Mr. Rosenbaum was Managing Director Europe/Partner for JLM Industries, where he founded branches in France and the Netherlands. He was responsible for all trading activities in NEW on hydrocarbons and other petrochemicals. Mr. Rosenbaum received his B.A. from HEAO-CE in Holland.

C. Rand Michaels is a director. Mr. Michaels was elected as a director of North Coast in 1996. Mr. Michaels retired from the office of Vice Chairman of Range in 1998 and is a Director of Range. He served as President and Chief Executive Officer of Lomak from 1976 through 1988 and Chairman of the Board from 1984 through 1988, when he became Vice Chairman of Lomak. Mr. Michaels is also a director of American Business Computers Corporation of Akron, Ohio, a public company serving the beverage dispensing and fast foods industries.

John H. Pinkerton is a director. Mr. Pinkerton was appointed to the board of directors of North Coast in 1996. Mr. Pinkerton is President, Chief Executive Officer and a Director of Range and joined Lomak in 1988. He was appointed President of Lomak in 1990 and Chief Executive Officer of Lomak in 1992. Previously, Mr. Pinkerton was Senior Vice President-Acquisitions of SOCO. Prior to joining SOCO in 1980, Mr. Pinkerton was with Arthur Andersen & Co. Mr. Pinkerton received his B.A. from Texas Christian University and his M.B.A. from the University of Texas. Mr. Pinkerton will serve out the unexpired term of Steven L. Grose, a Vice President of Range Resources Corporation, who resigned his position as director in 1998.

Saul Siegel is Chief Executive Officer and a director. Mr. Siegel was appointed as a director and Chief Operating Officer of North Coast in September 1997 and in May 1999 was named Chief Executive Officer. Since July 1996, Mr. Siegel has been President and owner of Clark Engineering Services, Inc., a Buchanan, Michigan testing facility for off-road vehicles. In addition, for more than five years Mr. Siegel has been President of Metalworking International Corporation, a Cleveland, Ohio company that purchases manufacturing plants and new and used metalworking equipment. Since May 1996, Mr. Siegel has also been Treasurer of Precision Rebuilders, Inc., a New Orleans, Louisiana company which is engaged in the remanufacturing of oil and gas valves. Precision Rebuilders, Inc. ceased operations in July, 1999. Mr. Siegel devotes substantially all of his time to the operations of North Coast. Mr. Siegel manages Clark Engineering Services and Metalworking International Corporation and had managed Precision Rebuilders, Inc. through various third-party management which consists of family members and a management team. Mr. Siegel devotes some of his six weeks of vacation time to his outside business activity. Mr. Siegel estimates he spends six hours in an average week with the third-party management team.

Omer Yonel was appointed Executive Vice President-Corporate Development in January 1999 and in May 1999 promoted to Chief Operating Officer. Mr. Yonel has ten years' experience in project engineering management in the European oil and gas industry. Prior to joining NUON in January 1998, he was a project manager for the construction of co-generation plants at Schelde Engineering & Contractors bv. Previous to his service with Schelde, Mr. Yonel held various project engineering and management positions at ABB Lummus, an Asea Brown Boveri subsidiary that provides engineering services to chemical, petrochemical, petroleum refining, oil and gas and other industries.

Jos J. M. Smits is a director. Mr. Smits was appointed to the board of directors in September 1997. Mr. Smits has been Manager-Purchasing and Trade for NUON Energy Group since July 1994. From October 1992 until July 1994, Mr. Smits was Managing Director of Fels B.V., a Dutch manufacturer of building materials. Mr. Smits holds a degree in Economics from the University of Amsterdam.

Ralph L. Bradley is a director. Mr. Bradley was elected to the board of directors on December 5, 1997. Mr. Bradley is currently President of Bradley Energy International, which provides energy solutions for the world market, and Bradley Energy USA, which provides individuals with the opportunity to own various aspects of natural gas production. Prior to forming these entities, Mr. Bradley was chief executive officer of The Eastern Group, Inc., and its predecessor, Eastern States Exploration Company, Inc.

Thomas A. Hill is Secretary and General Counsel. Mr. Hill was elected Secretary and General Counsel of North Coast in August 1987. Mr. Hill joined Capital Oil & Gas, Inc. in 1984, prior to its acquisition by North Coast. He graduated from Hiram College with a B.A. in History and Political Science and from George Washington University National Law Center with a J.D. Mr. Hill is a member of the Mahoning County Bar Association and Eastern Mineral Law Foundation.

Timothy Wagers is Treasurer and Chief Financial Officer. Mr. Wagers joined North Coast in 1983 and currently is Treasurer and Chief Financial Officer. Mr. Wagers is also responsible for overseeing the accounting for partnership distributions, oil and gas production and tax reporting, and monitoring well costs. He received a B.S. in Accounting from the University of Akron. From 1982 through 1983, Mr. Wagers was employed by Hausser + Taylor, independent certified public accountants, as a staff accountant auditing various entities including oil and gas partnerships. Mr. Wagers is a certified public accountant, a member of the Ohio Society of Certified Public Accountants, the Ohio Petroleum Accountants Society, and the American Institute of Certified Public Accountants.

TERMS OF DIRECTORS

The board of directors currently consists of eleven directors with one vacancy. The board of directors is divided into three classes. With the approval of an amendment to the certificate of incorporation at its annual meeting of stockholders on December 16, 1998, the first two classes now consist of four directors each and the third class consists of three directors. One class of directors is elected annually by North Coast's stockholders to serve a three-year term.

COMMITTEES OF THE BOARD OF DIRECTORS

The audit committee, of which Messrs. Blomen, Michaels, Pinkerton, Bradley, Kok and Smits are currently members, oversees the accounting functions of North Coast, including matters related to the appointment and activities of North Coast's auditors.

The compensation and stock option committee, of which Messrs. Blomen, Visconsi and Smits are members, reviews and makes recommendations concerning the salaries of North Coast's executive officers, reviews and makes recommendations concerning North Coast's stock option plan and stock bonus plan and administers North Coast's profit sharing plan.

The executive committee, of which Messrs. Blomen, Siegel, Kok, Rosenbaum and Regan are currently members, exercises the powers and authority of the full board of directors during the periods between meetings of the board of directors.

EXECUTIVE COMPENSATION

The following tables shows the annual and long-term compensation for North Coast's former Chief Executive Officer and the two other executives earning in excess of $100,000 for fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                  NUMBER OF
                                                                                 COMPENSATION
                                        ANNUAL COMPENSATION             ------------------------------
                               --------------------------------------    NUMBER OF
                                                            OTHER       SECURITIES       ALL OTHER
                                                            ANNUAL      UNDERLYING      COMPENSATION
 NAME AND PRINCIPAL POSITION   YEAR    SALARY    BONUS   COMPENSATION     OPTIONS           (1)
 ---------------------------   ----    ------    -----   ------------   ----------      ------------
Charles M. Lombardy, Jr.       1999    178,050    $0         N/A            --            $11,654
Former Chief                   1998    173,740     0         N/A            --              9,576
Executive Officer              1997    166,350     0         N/A            --              7,148
Garry Regan                    1999    178,050     0         N/A            --             10,694
President and Director         1998    173,740     0         N/A            --              8,616
                               1997    166,350     0         N/A            --              6,188
Saul Siegel                    1999    190,223     0         N/A            --              4,451
Chief Executive Officer        1998    102,733     0         N/A            --                  0
and Director

---------------

No named executive officer received personal benefits or perquisites during fiscal year 1999 in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus.

(1) The amounts shown in the table include, for Messrs. Lombardy and Regan, $2,810 and $1,850, respectively, for fiscal years 1999, 1998, and 1997 in life insurance premiums paid by North Coast under the terms of employment agreements between North Coast and such persons. See
    "Management -- Employment Agreements." With respect to all of the named executive officers, the amounts shown in the table reflect the following contributions under North Coast's profit sharing plan and matching funds through the 401(k) plan: Mr. Lombardy, $8,844, $6,766 and $4,338 and Mr. Regan, $8,844, $6,766 and $4,338 for fiscal years 1999, 1998 and 1997, respectively. Mr. Siegel was not eligible under the terms of the plan for every year presented except 1999, $4,451.

STOCK OPTION PLAN

North Coast has a stock option plan to provide incentives to stimulate interest in the development and financial success of North Coast. The option plan provides for stock option grants to purchase common stock at an option price determined by the compensation committee. The compensation committee determines the expiration date, but no option is exercisable for a period of more than 10 years. The aggregate fair market value of the common stock exercisable for the first time during any calendar year shall not exceed $100,000. Options granted under the option plan terminate if the employee leaves North Coast. Currently, North Coast has issued options representing 11,420 shares of common stock with the ability to issue options representing up to 75,910 shares of common stock. The option plan expires on August 17, 1999. North Coast, from time to time, may issue additional options outside the plan. North Coast has options outstanding representing 23,500 shares of common stock that were not issued under the option plan.

OPTION GRANTS IN FISCAL 1998

No options were granted to the named executive officers in fiscal 1999.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

The following table summarizes options exercised during fiscal 1999 and presents the value of unexercised options held by the named executive officers at fiscal year end:

                                                      NUMBER OF SECURITIES
                                                     UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                              SHARES                         OPTIONS                IN-THE-MONEY OPTIONS
                             ACQUIRED                  AT FISCAL YEAR END           AT FISCAL YEAR END(1)
                                ON       VALUE     ---------------------------   ---------------------------
           NAME              EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
           ----              --------   --------   -----------   -------------   -----------   -------------
Charles M. Lombardy, Jr....     --         $0              0           0             $0             $0
Garry Regan................     --          0              0           0              0              0
Saul Siegel................     --          0              0           0              0              0

---------------

(1) Based upon the closing bid price of a share of common stock as reported on the Nasdaq system on March 31, 1999. None of the options were in-the-money at March 31, 1999.

EMPLOYMENT CONTRACTS

Messrs. Lombardy and Regan each have an employment agreement running through May 3, 2001, unless terminated earlier under the terms of these agreements. These agreements provide for current base annual compensation of $178,623 to each of Messrs. Lombardy and Regan, with increases for cost of living based upon the Consumer Price Index. Additional bonuses may be awarded from time to time by the board of directors. Each agreement provides that for a period of two years from the date of the termination of the executive's employment the executive will not, directly or indirectly, engage in any business competitive with that of North Coast or otherwise interfere with North Coast's business.

The board of directors approved the award of an employment contract with Mr. Siegel at its meeting on March 16, 1998, with the terms and conditions to be substantially the same as those contained in the employment agreements with Messrs. Lombardy and Regan. The agreement was to commence May 3, 1998, for a three-year period, but was referred to the executive committee for review and final approval. Mr. Siegel is currently receiving a base annual compensation of $182,230 which also includes payment instead of health and life insurance benefits. The executive committee has yet to approve the contract, but Mr. Siegel is receiving a salary commensurate with that provided for in the contract.

Each of the employment agreements contains provisions addressing a possible change in control of North Coast. The purchase of common stock by NUON was exempted by a separate agreement. The change in control provisions provide conditions which continue to exist. The change in control provisions require the payment of benefits to these executive officers upon the termination of their employment, other than for good cause, after the occurrence of a change in control of North Coast. A "change in control of North Coast" includes a change in the ownership of North Coast's securities which would be required to be reported as a change in control in a proxy statement filed under the Exchange Act, North Coast's ceasing to have a class of equity securities registered under
Section 12 of the Exchange Act, or the acquisition by any person or entity of 50% or more of the outstanding shares of common stock or its equivalent, through the acquisition of a combination of preferred and common stock, in voting power of North Coast's common stock.

Under the change in control provisions, any of these three executive officers who remain in the employ of North Coast following the date of the occurrence of a change in control of North Coast and whose employment is subsequently terminated other than for good cause would be entitled to receive a lump sum payment from North Coast, regardless of whether the executive officer continues in the employ of North Coast. After the occurrence of a change in control of North Coast, "termination" includes relocation of the principal place at which the executive is to perform his duties to a location outside the Cleveland, Ohio metropolitan area, a substantial reduction in the benefits provided to the executive, a substantial reduction in the executive's responsibilities or functions or a substantial adverse change in the executive's working conditions. The change in control provisions provide for the payment of the change in control payment in the event of a termination of the executive's employment after any change in control of North Coast, regardless of whether such change in control is approved by the board of directors and/or stockholders of North Coast.

Under the change in control provisions, in the event of a termination of employment after a change in control of North Coast, other than for good cause, each of the three executive officers would be entitled to change in control payments in the amount equal either to 2.99 times the average annual salary, bonus, and incentive compensation amounts paid during the three-year period immediately preceding the termination after a change in control of North Coast, payable in 36 equal monthly installments, or a lump sum equal to the aggregate of the monthly amounts payable discounted to present value at a discount rate of 7% per annum.

The change in control provisions will make more difficult or may discourage a proxy contest, the assumption of control of North Coast by a substantial shareholder or shareholder group, or the removal of incumbent management. Additionally, the change in control provisions may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of North Coast, even though such an attempt might be beneficial to North Coast and its stockholders. Accordingly, stockholders of North Coast may be deprived of certain opportunities to sell their shares of common stock at temporarily higher market prices often associated with actual or rumored takeover attempts.

DIRECTORS COMPENSATION

During fiscal 1998, the board of directors voted to discontinue the payment of any director's fees to any board member. However, the board granted of options to purchase 20,000 shares of common stock at $4.375 per share to Ralph L. Bradley during the year ending March 31, 1999. These options vest over a three-year period.

                              CERTAIN TRANSACTIONS

North Coast believes that the terms of the following transactions were as favorable to North Coast as could have been obtained from unaffiliated third parties. All future transactions between North Coast and its affiliates will be on terms no less favorable to North Coast than those that could be obtained from unaffiliated parties and all loans to North Coast officers, affiliates and stockholders will be approved by a majority of disinterested directors, if any.

North Coast currently manages 28 drilling programs, and each drilling program has been conducted as a separate limited partnership with North Coast serving as managing general partner of each. North Coast contributes the drill sites to each drilling program and agrees to contribute all tangible equipment necessary to drill, complete and produce each well, as well as organizational and syndication costs of each drilling program. Drilling programs raised $3.5 million during fiscal 1999, $2.7 million during fiscal 1998 and $3.0 million during fiscal 1997.

Accounts receivable from affiliates consist primarily of receivables from the partnerships managed by North Coast and are for administrative fees charged to the partnerships and to reimburse North Coast for amounts paid on behalf of the partnerships. Significantly all of North Coast's revenues, other than oil and gas production revenue, are generated from or a result of the organization and management of oil and gas partnerships sponsored by North Coast. During the year ended March 31, 1999, North Coast acquired limited partnership interests in oil and gas drilling programs that it had sponsored at a cost of approximately $450,000.

On September 4, 1997 North Coast sold 1,149,426 shares of its common stock for $5,000,000 to NUON, pursuant to the terms of a stock purchase agreement by and between North Coast and NUON dated August 1, 1997. A portion of the proceeds from the sale of common stock was utilized to repay existing subordinated indebtedness in the amount of $1,475,537 plus interest of $50,506 owed to Lomak, the predecessor to Range and a shareholder of North Coast, with the remaining proceeds used for working capital and to reduce the amount outstanding under North Coast's credit facility.

In connection with the sale of shares of common stock to NUON, Mr. Siegel received cash payment of $112,500 and five-year warrants to purchase 26,800 shares of common stock at a price of $4.375 per share. Mr. Siegel acted as a consultant to assist North Coast in finding a partner in the energy industry. Upon the exercise by NUON of its right to purchase additional shares of common stock, Mr. Siegel will receive an additional finder's fee of $37,500 and five year warrants to purchase an additional 13,400 shares of common stock at a price of $4.375 per share. In addition, a company owned by Mr. Siegel repaired two compressors for North Coast for $51,000.

Effective April 30 Charles M. Lombardy, Jr., the chief executive officer of North Coast, was paid $370,000 instead of continuing his employment contract by signing a separation agreement with North Coast. North Coast, also subsequent to year-end, escrowed approximately $800,000 for the payment of dividend arrearages associated with the series B preferred stock and the purchase of the former chief executive officer's common shares, if NUON does not exercise their option to purchase the shares. If NUON does exercise their option to purchase these shares, it will directly reduce the amount of common shares NUON would be required to purchase under their warrant agreement, if exercised.

                       PRINCIPAL AND SELLING STOCKHOLDERS

The following table shows information with respect to the common stock, series A preferred stock and series B preferred stock owned on July 31, 1999 by: each person known by North Coast to own beneficially more than 5% of North Coast's outstanding common stock and preferred stock at that date; each director of North Coast; each of the executive officers listed in the Summary Compensation Table; and all directors and executive officers as a group, and the percentage of the outstanding shares.

                                                           COMMON STOCK
                                ------------------------------------------------------------------
                                                                               SHARES
                                   AMOUNT AND                               BENEFICIALLY
                                   NATURE OF          PERCENT    NUMBER        OWNED       PERCENT
    NATURE AND ADDRESS (1)         BENEFICIAL           OF      OF SHARES      AFTER         OF
     OF BENEFICIAL OWNER           OWNERSHIP           CLASS     OFFERED      OFFERING      CLASS
    ----------------------      ----------------      -------   ---------   ------------   -------
Charles M. Lombardy, Jr.
  (former CEO)................    170,049 Shares(2)(3)   3.68%     60,000        110,049    2.42%
Garry Regan...................    114,665 Shares        2.52%           0        114,485    2.52%
Saul Siegel...................     86,880 Shares(4)     1.90%      26,800         60,080    1.31%
Omer Yonel....................          0 Shares           *%           0              0       *%
Leo J. M. J. Blomen...........          0 Shares           *%           0              0       *%
Jos J. M. Smits...............          0 Shares           *%           0              0       *%
Dominic A. Visconsi...........     37,000 Shares           *%      37,000                      *%
Carel W. J. Kok...............          0 Shares           *%           0                      *%
S.F.E. Rosenbaum..............          0 Shares           *%           0                      *%
NUON..........................  3,448,277 Shares(5)    60.43%   3,448,277              0       *%
Ralph L. Bradley..............     20,000 Shares(6)        *%      20,000              0       *%
C. Rand Michaels..............      1,619 Shares           *%       1,619              0       *%
John H. Pinkerton.............      1,693 Shares           *%       1,693              0       *%
Range Resources Corporation...    831,975 Shares(7)    18.01%     831,975              0       *%
                                                                ---------     ----------    ----
All directors and executive
  officers as a group
(14 persons) (including Mr.
  Lombardy)...................    446,607 Shares(8)     9.74%     110,112        336,495    7.38%

---------------

 * Less than one percent

(1) The address of NUON is Utrechtsweg 68, 6812 AH Arnhem, The Netherlands. The address of Range Resources Corporation is 125 State Route 43, Hartville, Ohio 44632.

(2) Includes 60,000 shares of common stock which Mr. Lombardy could acquire upon the exercise of immediately exercisable stock options or warrants which he holds.

(3) The share ownership figures for Mr. Lombardy include 2,748 shares of common stock owned by a trust for which Mr. Lombardy is the trustee and as to which he disclaims any beneficial interest. Mr. Lombardy resigned from North Coast on April 30, 1999.

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

(4) Includes 26,800 shares of common stock which Mr. Siegel could acquire upon the exercise of immediately exercisable stock options or warrants which he holds. Does not include 13,400 shares of common stock Mr. Siegel could acquire through the exercise of a warrant which may be issued if NUON purchases additional shares of common stock.

(5) Includes 1,149,426 shares of common stock that may be immediately acquired by NUON upon exercise of an outstanding option for $4.35 per share.

(6) Includes 6,667 shares of common stock which Mr. Bradley could acquire upon the exercise of stock options or warrants which he holds and will vest in April, 2000.

(7) Includes 40,000 shares of common stock which may be acquired upon the exercise of certain warrants to purchase common stock.

(8) Includes 115,505 shares of common stock, which may be acquired by all directors and executive officers as a group (including Mr. Lombardy) upon the exercise of immediately exercisable stock options or warrants.

                           DESCRIPTION OF SECURITIES

North Coast is authorized to issue 60,000,000 shares of common stock, $.01 par value and 2,000,000 shares of preferred stock, $.01 par value.

COMMON STOCK

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of North Coast. Except as required by applicable law, holders of shares of common stock do not vote separately as a class, but vote together with the holders of outstanding shares of capital stock of all other classes and series. Certain actions require the affirmative vote of holders of more than a majority of the voting capital stock. See " -- Certain Anti-Takeover Provisions." There is no cumulative voting for the election of directors.

Holders of shares of common stock are entitled to receive dividends, if, as, and when declared by the board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding shares of any series of preferred stock, if any. Upon liquidation of North Coast, holders of shares of common stock are entitled to share ratably in all assets of North Coast remaining after payment of liabilities, subject to the prior distribution rights of any outstanding shares of preferred stock which have a liquidation preference. Holders of shares of common stock have no conversion, redemption or preemptive rights. The rights of the holders of common stock are subject to the rights of the holders of preferred stock.

The common stock is traded on the Nasdaq SmallCap Market under the symbol
"NCEB."

PREFERRED STOCK

North Coast's certificate of incorporation authorizes the issuance of 2,000,000 shares of preferred stock, which may be divided into one or more series of shares. The board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges, designations and limitations, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption including sinking fund provisions, redemption price or prices, liquidation preferences, designations and the authorized number of shares constituting any series, without any further vote or action by the stockholders. The rights of any series of preferred stock may, if provided by the board of directors, be senior to and have preference over the rights of the shares of common stock and/or shares of other series of preferred stock. The series A preferred stock and the series B preferred stock constitute series of preferred stock. See " -- Series A Preferred Stock" and " -- Series B Preferred Stock." No other shares of the remaining preferred stock, which equal 811,730 authorized shares, are issued or outstanding.

North Coast has no current plans to issue any shares of other series of preferred stock. The issuance of additional shares of preferred stock in the future could adversely affect the rights of the holders of any class of North Coast's capital stock, including common stock. Also, the issuance of additional shares of preferred stock could hinder or deter an acquisition of North Coast or potential tender offers. See " -- Certain Anti-Takeover Provisions."

SERIES A PREFERRED STOCK

The board of directors has created a series of the preferred stock consisting of 563,270 shares designated as series A 6% convertible non-cumulative preferred stock, $.01 par value per share.

Voting Rights. Holders of shares of series A preferred stock are entitled to the number of votes per share as they would have if they had exercised their conversion rights and received shares of common stock as of the record date applicable to that vote. Except as required by applicable law, holders of shares of series A preferred stock do not vote separately as a class or series, but vote together with the holders of outstanding shares of voting capital stock of all other classes and series.

Dividends. Holders of shares of series A preferred stock are entitled to receive cash dividends at an annual rate of $.60 per share. These cash dividends are non-cumulative, and are payable semi-annually on June 1 and December 1 of each year, if, when and as declared by the board of directors out of funds legally available. Shares of series A preferred stock are senior to shares of common stock with respect to such cash dividends. No cash dividends will be paid on shares of common stock unless and until all declared, unpaid cash dividends on the shares of series A preferred stock have been paid or set aside for payment.

Liquidation Rights. The series A preferred stock has a liquidation preference of $10.00 per share. Thus, upon liquidation, dissolution or winding up of North Coast, holders of shares of series A preferred stock are entitled to receive, after payment of liabilities but prior to any distributions to holders of shares of common stock or of shares of any other class or series of the serial preferred stock ranking junior in liquidation rights to the series A preferred stock, $10.00 per share. If the amounts available for distribution to holders of shares of series A preferred stock are not sufficient to pay in full the preferred liquidation payments in respect of all of the outstanding shares of series A preferred stock, holders of outstanding shares of series A preferred stock will share ratably in any distribution. After payment of the full preferred liquidation payments, holders of outstanding shares of series A preferred stock shall not participate with respect to those shares in any further distribution of the assets of North Coast.

Conversion Rights. A holder of outstanding shares of series A preferred stock may elect at any time to convert his shares of series A preferred stock into shares of common stock. North Coast, at its option, when it makes a public offering may convert all outstanding shares of series A preferred stock into shares of common stock. In the event any shares of series A preferred stock are called for redemption as described below, the holders shall have the right to elect to convert those shares into shares of common stock in accordance with these provisions at any time prior to the date specified for that redemption to occur.

A holder of shares of series A preferred stock is entitled to receive the number of whole shares of common stock for each share of series A preferred stock converted determined by dividing $10.00 by the price at which conversion occurs. The conversion price currently equals $21.75. Therefore, each share of series A preferred stock is currently convertible into .46 shares of common stock. Adjustments to the conversion price are provided from time to time in connection with stock dividends payable in shares of common stock or split-ups, combinations and other similar transactions affecting the outstanding shares of common stock. Further, in the event North Coast issues any shares of common stock, other than shares of common stock issued upon conversion of outstanding shares of series A preferred stock or upon the exercise of employee stock options, for a consideration per share less than the then current market price of the common stock, the conversion price will be adjusted to provide economic dilution protection for holders of shares of series A preferred stock.

North Coast must reserve and keep available the number of shares of common stock sufficient to effect the conversion of all shares of Series A preferred stock outstanding. Public offering, as used with respect to the conversion of shares of series A preferred stock, means an offering by North Coast, pursuant to an effective registration statement under the Act, of shares of its common stock which yields net proceeds to North Coast of not less than $5,000,000 and which is made at a public offering price of not less than a price per share equal to
1.5 multiplied by the conversion price. This price is subject to adjustment for stock dividends payable in shares of common stock or split-ups, combinations and other similar transactions affecting the outstanding shares of common stock.

Redemption. North Coast currently has the option to redeem, in whole or in part, shares of series A preferred stock at a price of $10.00 per share plus declared, unpaid dividends on such shares to the date fixed for redemption. North Coast may exercise this option by providing not less than 30 days prior written notice to each record holder of shares of series A preferred stock. There are no sinking fund or mandatory redemption provisions for the shares of series A preferred stock. Holders of shares of series A preferred stock have no preemptive rights.

SERIES B PREFERRED STOCK

The board of directors has created a second series of preferred stock consisting of 625,000 shares designated as series B cumulative convertible preferred stock.

Dividends. Holders of shares of series B preferred stock are entitled to receive, when, as and if declared by the board of directors out of funds at the time legally available, cash dividends at an annual rate of $1.00 per share, payable quarterly. Dividends will accrue and be cumulative from the date of first issuance of the series B preferred stock and are payable to holders of record as they appear on the stock books of North Coast on the record dates fixed by the board of directors.

The series B preferred stock has priority as to dividends over the common stock, the series A preferred stock and any series or class of North Coast's stock issued that ranks junior as to dividends to the series B preferred stock. No dividend, other than dividends payable solely in common stock or any other series or class of North Coast's stock hereafter issued that ranks junior as to dividends to the series B preferred stock, may be declared, paid or set apart for payment on, and no purchase, redemption or other acquisition may be made by North Coast of, any common stock or junior dividend stock unless all accrued and unpaid dividends on the series B preferred stock have been paid or declared and set apart for payment.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of North Coast, holders of shares of series B preferred stock are entitled to receive a liquidation preference of $10.00 per share, plus an amount equal to any accrued and unpaid dividends to the payment date. Holders of series B preferred stock will receive this payment before any payment or distribution is made to the holders of common stock, the series A preferred stock, or any series or class of North Coast's stock issued that ranks junior as to liquidation rights to the series B preferred stock. However, the holders of the shares of the series B preferred stock will not be entitled to receive the liquidation preference of these shares until the liquidation preference of any other series or class of North Coast's stock issued that ranks senior as to liquidation rights to the series B preferred stock has been paid in full. The holders of series B preferred stock and all series or classes of North Coast's stock issued that rank on a parity as to liquidation rights with the series B preferred stock are entitled to share ratably, in accordance with the respective preferential amounts payable on that stock, in any distribution, after payment of the liquidation preference of the senior liquidation stock, which is not sufficient to pay in full the aggregate of the amounts payable on that stock. After payment in full of the liquidation preference of the shares of the series B preferred stock, the holders of those shares will not be entitled to any further participation in any distribution of assets by North Coast.

Voting Rights. The holders of the series B preferred stock have no voting rights except as described below or as required by law. In exercising any vote, each outstanding share of series B preferred stock is entitled to one vote, excluding shares held by North Coast or any entity controlled by North Coast. Shares held by North Coast or by any entity controlled by North Coast have no voting rights.

Whenever dividends on the series B preferred stock or any outstanding shares of any class or series of North Coast's capital stock having parity with the series B preferred stock as to dividends have not been paid in an aggregate amount equal to at least six quarterly dividends on the shares, whether or not consecutive, the number of directors of North Coast will be increased by two. In addition, the holders of the series B preferred stock, voting separately as a class with the holders of parity dividend stock on which like voting rights have been conferred and are exercisable, will be entitled to elect two additional directors, and any successor to each of these directors, at any meeting of stockholders of North Coast at which directors are to be elected held during the period such dividends remain in arrears. This voting right will terminate when all of the dividends accrued and in default have been paid in full or set apart for payment. The term of office of all directors so elected will terminate immediately upon payment or setting apart for payment. To date, the number of directors has not been increased as a result of this provision of the series B preferred stock.

If any series B preferred stock is outstanding, North Coast shall not, without the affirmative vote of the holders of at least 66 2/3% of all outstanding shares of series B preferred stock, voting separately as a class:

    - amend, alter or repeal any provision of the certificate of incorporation or the by-laws of North Coast to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of the series B preferred stock,

    - authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the series B preferred stock as to dividends or upon liquidation, dissolution or winding up of North Coast, or

    - effect any reclassification of the series B preferred stock.

If any series B preferred stock is outstanding, North Coast shall not, without the affirmative vote of the holders of at least 50% of all outstanding shares of series B preferred stock, voting separately as a class, authorize, issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of a class or series, ranking on parity with the series B preferred stock as to dividends or liquidation and having voting rights superior to the series B preferred stock. Further, North Coast will not, without the affirmative vote described above, incur indebtedness or authorize or issue, or increase the authorized amount of, any additional class or series of stock, or any security convertible into stock of a class or series, ranking on parity with the series B preferred stock as to dividend or liquidation rights. North Coast will not take these actions if, immediately following such event, adjusted stockholders' equity is less than the aggregate liquidation preferences of all series B preferred stock and stock ranking senior to or on parity with the series B preferred stock as to liquidation. Adjusted stockholders' equity is North Coast's stockholders' equity as shown on its most recent annual or quarterly balance sheet, increased by:

    - any amount of any liability or other reduction in stockholders' equity attributable to the series B preferred stock and each series of stock senior to or on parity with the series B preferred stock as to liquidation and

    - the net proceeds of any equity financing since the date of the balance sheet, reduced by any reduction in stockholders' equity resulting from certain dispositions of assets since the date of the balance sheet.

Redemption. The series B preferred stock is redeemable for cash, in whole or in part, at any time, at the option of North Coast, at $10.00 per share plus any accrued and unpaid dividends, whether or not declared.

If fewer than all of the outstanding shares of series B preferred stock are to be redeemed, North Coast will select those shares to be redeemed pro rata or by lot or in some other manner as the board of directors may determine. There is no mandatory redemption or sinking fund obligation with respect to the series B preferred stock. If North Coast has failed to pay accrued dividends on the series B preferred stock, it may not redeem any of the then outstanding shares of the series B preferred stock until all of these accrued and unpaid dividends and, except with respect to shares to be redeemed, the then current quarterly dividend have been paid in full.

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of series B preferred stock to be redeemed. After the redemption date, unless there shall have been a default in payment of the redemption price, dividends will cease to accrue on the shares of series B preferred stock called for redemption and all rights of the holders of these shares will terminate, except the right to receive the redemption price without interest.

Conversion Rights

    Optional Conversion. At any time prior to the redemption thereof, the holders of series B preferred stock shall have the right, exercisable at their option, to convert any or all of those shares into common stock at a conversion price of $8.70 per share or a conversion rate of 1.311 shares of common stock per share of series B preferred stock which includes an adjustment for the $1.40 per share of dividends in arrears, subject to adjustment as described below.

    Automatic Conversion. If at any time after the initial issuance of the series B preferred stock the mean between the closing bid and asked price for the series B preferred stock as reported on Nasdaq, or the closing sale price as reported on any national securities exchange on which the series B preferred stock is then listed, shall, for a period of 10 consecutive trading days, exceed $14.00, then, effective as of the closing of business on that tenth trading day, all shares of series B preferred stock then outstanding shall immediately and automatically be converted into shares of common stock at the conversion rate then in effect.

No fractional shares will be issued in connection with either the optional or automatic conversion of series B preferred stock, but, instead, an appropriate amount will be paid in cash by North Coast based upon the reported last sale price of the common stock on the business day prior to the date of conversion.

The series B preferred stock is currently convertible into common stock at the rate of 1.311 shares of common stock for each share of series B preferred stock. The conversion rate is subject to adjustment in certain events, including: the issuance of stock as a dividend on common stock; subdivisions or combinations of common stock; the issuance to all holders of common stock of certain rights or warrants expiring within 45 days after the record date for determining stockholders entitled to receive them to subscribe for or purchase common stock at a price less than the current market price of common stock; or the distribution to all holders of common stock of evidences of indebtedness of North Coast, cash, excluding ordinary cash dividends, other assets or rights or warrants to subscribe for or purchase any securities, other than those referred to above.

North Coast from time to time may decrease the conversion price by any amount for any period of at least 20 days, by giving at least 15 days notice of such decrease. North Coast may, at its option, make decreases in the conversion price, in addition to those described above, as the board of directors of North Coast deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for common stock or from any event for income tax purposes.

Upon conversion of shares of series B preferred stock, the rights of holders of shares so converted will be limited to the right to receive shares of common stock at the conversion rate then in effect.

Other Provisions. The shares of series B preferred stock are duly and validly issued, fully paid and nonassessable. The holders of the shares of series B preferred stock have no preemptive rights with respect to any securities of North Coast.

ANTI-TAKEOVER PROVISIONS

Provisions of North Coast's certificate of incorporation and by-laws and rights of common stock, described below, might have the effect of delaying, deferring or preventing a change in control of North Coast and may make more difficult the removal of incumbent management even if these transactions could be beneficial to the interests of stockholders.

Staggered Board of Directors. Under North Coast's certificate of incorporation and by-laws, the board of directors shall consists of not less than seven or more than thirteen members with the number of directors to be fixed by the vote of the majority of the entire board of directors from time to time. The number of directors is currently fixed at eleven. The board of directors is also divided into three classes, with four directors being elected to each of classes I and II, and three directors being elected to class III. Directors of each class serve a three-year term, with the term of office of one class expiring at North Coast's annual meeting of stockholders in each year. The current board configuration is a result of the approval of an amendment to North Coast's certificate of incorporation that was approved at the annual meeting of stockholders on December 16, 1998. The amendment was necessary to comply with the majority designation clause contained in the stock purchase agreement dated August 1, 1997, between North Coast and NUON. The number of directors has never been increased as a result of the provisions of the series B preferred stock.

Supermajority Provisions. Under the certificate of incorporation, the affirmative vote of the holders of at least 80% of the aggregate outstanding voting capital stock of North Coast is required, in addition to any separate vote of any other class or series of securities of North Coast which may be required by the terms of such securities, to effect a merger or consolidation, or a sale, lease, exchange or transfer of more than 10% of North Coast's assets, or a sale, lease, exchange or transfer of more than 10% of another entity's assets to North Coast, where the other party to the transaction, including its affiliates and associated persons, is a holder or beneficial owner, directly or indirectly, of 10% or more of the outstanding shares of capital stock of North Coast entitled to vote at a meeting called to consider such a proposed transaction. These people are referred to as related persons. In addition, any proposed transaction must also be approved by the affirmative vote of the holders of at least 55% of the aggregate voting power of North Coast that is not held by the related person. The board of directors must make a conclusive determination as to whether the proposed transaction involves a related person. The requirements for supermajority approval are not applicable to proposed transactions approved by a majority of the directors who are not the related person, who were elected prior to the acquisition of the 10% share interest by the related person and who have served continuously since such election, provided that with respect to any proposed transaction as to which the supermajority voting requirements would otherwise be applicable, any inducements in connection with the proposed transaction offered to directors of North Coast which are not extended to all stockholders have been disclosed to all stockholders.

The division of the board of directors into classes and the above-described voting requirements may have the overall effect of making it more difficult to:

    - attempt to take control of North Coast through a merger, tender offer, proxy contest or other means;

    - assume control of North Coast by a holder of a large block of North Coast's voting securities; and/or

    - remove incumbent management.

This may be the case even though certain stockholders of North Coast may determine the action to be in their best interests. These provisions of North Coast's certificate of incorporation and its by-laws can be changed or amended only by the affirmative vote of the holders of at least 80% of the aggregate outstanding voting capital stock of North Coast and, in the case of the above-described voting requirements with respect to transactions involving a related person, by the additional affirmative vote of the holders of at least 55% of such voting power held by persons who are not related persons.

Serial Preferred Stock. The board of director's ability to issue shares of preferred stock and to determine the rights, preferences, privileges, designations and limitations of the stock, including the dividend rights, dividend rate, conversion rights, voting rights, terms of redemption and other terms of conditions of such stock, could make it more difficult for a person to engage in, or discourage a person from engaging in, a change in control transaction without the cooperation of management.

Section 203. North Coast is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," defined generally as a person owning 15% or more of a corporation's outstanding voting stock, from engaging in a "business combination" with a Delaware corporation for three years following the date that person became an interested stockholder unless:

    - before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if the extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or who were recommended for election or elected to succeed those directors by a majority of those directors.

DIRECTOR LIABILITY

As permitted by the Delaware General Corporation law, the certificate of incorporation contains a provision which eliminates under certain circumstances the personal liability of the directors of North Coast to North Coast or its stockholders, in their capacity as directors of North Coast, for monetary damages for the breach of fiduciary duty as a director. The provision in the certificate of incorporation does not change a director's duty of care, but it does eliminate the possibility of monetary liability for certain violations of that duty, including violations based on grossly negligent business decisions. The provision does not affect the availability of equitable remedies for a breach of the duty of care, like an action to enjoin or rescind a transaction involving a breach of fiduciary duty. However, as a practical matter, equitable remedies may not be available. The provision in the certificate of incorporation does not in any way affect a director's liability under the federal securities laws. In addition, North Coast's by-laws indemnify its past and present directors for and provide advancements in respect of any expense, liability or loss incurred in connection with any threatened, pending or completed action, suit or proceeding by an individual by reason of the fact that he is or was a director or officer of North Coast or serving at the request of North Coast in another capacity. North Coast has also entered into indemnity agreements pursuant to which it has agreed, among other things, to indemnify its directors for settlements in derivative actions.

TRANSFER AGENT AND REGISTRAR AND WARRANT AGENT

The American Stock Transfer & Trust Company, New York, New York, is the transfer agent and registrar for the common stock, the series A preferred stock and the series B preferred stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, of the 60,000,000 authorized shares of common stock, 5,894,760 shares will be outstanding or reserved for issuance through the exercise of exercisable stock options and warrants. Of these 5,894,760 shares of common stock, the 4,429,573 shares purchased in this offering by persons who are not "affiliates" of North Coast will be freely tradable, without restriction under the Securities Act. North Coast believes that 3,106,547 shares of common stock currently may be sold pursuant to Rule 144 under the Securities Act in compliance with the resale volume limitations of Rule 144. These volume limitations will apply only if and as long as the holders of these shares are "affiliates" of North Coast for purposes of Rule 144.

The 1,337,946 shares of common stock reserved for issuance upon exercise of outstanding options and warrants will become eligible for resale under Rule 144 two years subsequent to the date or dates that the holders of such options and warrants exercise the same.

In general, under Rule 144 under the Securities Act as currently in effect, a person, or persons whose shares must be aggregated, including a person who may be deemed an "affiliate" of North Coast, who has beneficially owned "restricted securities" for at least one year, may sell within any three month period that number of shares that does not exceed the greater of 1% of the then outstanding shares of the common stock or the reported average weekly trading volume of the then outstanding shares of common stock for the four weeks preceding each sale. The sales under Rule 144 also are subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about North Coast. In addition, a person, or persons whose shares must be aggregated, who owns restricted securities, who is not deemed an "affiliate" of North Coast at any time during the 90 days preceding a sale and who acquired such shares at least two years prior to their resale, is entitled to sell these shares under Rule 144(k) without regard to the foregoing requirements. Sales of restricted securities by affiliates of North Coast, even after the two-year holding period, must continue to be made in broker's transactions subject to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock, including shares issued upon the exercise of the outstanding stock options, or the perception that sales could occur, could adversely affect the prevailing market prices for the common stock.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

The summary of the amended credit facility contained in this prospectus does not purport to be complete and is qualified in its entirety by reference to the provisions of the amended credit facility, a copy of which will be filed as an exhibit to the registration statement of which this prospectus is a part.

On February 9, 1998, North Coast entered into an agreement with ING to replace the $20.0 million revolving credit facility with its previous lender. North Coast's amended credit facility, dated May 29, 1998, expanded North Coast's $20.0 million revolving credit facility with ING to a $25.0 million revolving credit facility. The credit agreement also provides for a borrowing base which is determined semi-annually by the lender based upon North Coast's financial position, oil and gas reserves, as well as outstanding letters of credit of $150,000 at June 30, 1999. At June 30, 1999, North Coast's borrowing base was $25.0 million subject to reduction for the outstanding letters of credit. Available borrowings under the facility at June 30, 1999 were $2,022,365 and may change based upon the semi-annual reserve study and borrowing base determination. As of June 30, 1999, North Coast had $22,827,635 outstanding under the credit facility, and was in compliance with its loan covenants.

The amounts borrowed under its reducing revolving line of credit are secured by North Coast's receivables, inventory, equipment and a first mortgage on certain of North Coast's interests in oil and gas wells and reserves. The mortgage notes are secured by certain land and buildings.

Interest Rate. Under the credit facility, loans bear interest at the prime rate of the lending bank plus 0.75% or LIBOR plus 2.50%. North Coast also pays an agent fee of 0.75% on amounts available and a 0.50% commitment fee on amounts not borrowed up to the available credit line.

Covenants. The credit facility limits North Coast's ability to incur additional indebtedness, except existing indebtedness, indebtedness under the credit facility, obligations under operating leases entered into in the ordinary course of North Coast's business, or indebtedness not to exceed $400,000. In addition, North Coast is subject to other negative covenants under the credit facility, including, subject to exceptions, covenants limiting:

    - liens on North Coast's property and assets;

    - participation in hedging contracts;

    - mergers and issuances of securities;

    - sales of North Coast's property;

    - dividends and redemptions;

    - investments and new businesses;

    - credit extensions; and

    - transactions with affiliates other than at arm's length.

Events of Default. In the event of an event of default, all obligations under the credit facility will become immediately due and payable. The credit facility includes standard events of default, including:

    - defaults in the payment of principal and interest;

    - defaults in the observance or performance of any covenants included in the credit facility or in the related security and pledge documents;

    - materially incorrect representations and warranties;

    - the entry of a judgment or decree in a involuntary proceeding commenced under a bankruptcy or similar law;

    - the entry of a judgment for the payment of money in excess of $150,000, not satisfactorily covered by insurance, that is not discharged within 30 days of the judgment date; and

    - a change in control of North Coast or a material adverse change.

Borrowing Base Review. The revolving line of credit is reviewed semi-annually and may be extended by an amendment to the current facility or converted to a term loan on July 2, 2000. The lender has performed its September 30, 1998 semi-annual borrowing base review and has provided a third amendment to the credit facility which would continue the facility without payment of principal until September 30, 2000. The lender has indicated that it intends to discontinue lending in the oil and gas business in the United States and has requested that North Coast find another lender. North Coast is currently reviewing options with several lenders that are interested in providing at least a $25 million credit facility.

                               MANNER OF OFFERING

The price and the manner of sale of the shares of common stock offered by this prospectus are in the sole discretion of the selling stockholders. Sales of shares of common stock covered by this prospectus may be made by the selling stockholder, or, subject to applicable law, by pledgees, donees, transferees or other successors in interest, in over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then-current market price or at prices and at terms determined in privately negotiated transactions. The shares of common stock may be sold through any one of several methods, including by any one or more of the following:

    - a block trade in which the broker or dealers so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus,

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

    - privately negotiated transactions.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. In addition, any shares of common stock covered by this prospectus, which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than by this prospectus.

North Coast has advised the selling stockholders of their obligations under the Exchange Act to avoid market manipulation of common stock, including without limitation their obligation not to purchase or solicit purchases by others of any common stock during the two business days preceding the commencement of any offers or sales of common stock by the selling stockholders, until the offering by this prospectus by the selling stockholders has been completed.

North Coast has also advised the selling stockholders of their obligations under the Securities Act to deliver copies of this prospectus to any purchaser of their common stock.

                                 LEGAL MATTERS

Certain legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for North Coast by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

                                    EXPERTS

The consolidated financial statements and notes thereto and schedules included or incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Hausser + Taylor LLP and Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Information from the audit report of S.A. Holditch & Associates on reserves and revenue as of March 31, 1999, from properties owned by North Coast, is included in this registration statement in reliance upon the authority of said firm in giving said report.

On March 17, 1999, North Coast's board of directors decided to retain Hausser + Taylor LLP as its independent public accountants and dismissed North Coast's former auditors. There were no disagreements with the former auditors on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change or with respect to North Coast's consolidated financial statements for fiscal year 1998, which, if not resolved to the former auditors' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Prior to retaining Hausser + Taylor LLP, North Coast had not consulted with Hausser + Taylor LLP regarding accounting principles.

                      WHERE YOU CAN FIND MORE INFORMATION

North Coast has filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information about North Coast and the common stock offered by this prospectus, you should refer to the registration statement. Statements made in this prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement or other document, each statement being qualified in all respects by that reference.

North Coast is subject to the informational requirements of the Securities Act and, in accordance with the Securities Act, files reports, proxy statements and other information with the Commission. You may inspect these reports, proxy statements, and other information, as well as the registration statement, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C., 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Room 1400, Chicago, IL 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also inspect these materials at the offices of the Nasdaq National Market System at 1735 K Street, N.W., Washington, D.C. 20006 or on the Commission's website at http://www.sec.gov.

                            NORTH COAST ENERGY, INC.
                     GENERAL INDEX TO FINANCIAL STATEMENTS

                                                              PAGE NO.
                                                              --------
Consolidated Financial Statements -
  March 31, 1999 (Audited)..................................     F-5
Consolidated Financial Statements -
  June 30, 1999 (Unaudited).................................    F-26

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES
                                    CONTENTS

                                                                   PAGE
                                                                -----------
Auditors' Reports on the Financial Statements...............      F-3 - F-4
Financial Statements
  Consolidated balance sheets...............................      F-5 - F-6
  Consolidated statements of operations.....................            F-7
  Consolidated statements of stockholders' equity...........            F-8
  Consolidated statements of cash flows.....................     F-9 - F-10
  Notes to consolidated financial statements................    F-11 - F-25

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
NORTH COAST ENERGY, INC.
CLEVELAND, OHIO

     We have audited the accompanying consolidated balance sheet of North Coast Energy, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Coast Energy, Inc. and subsidiaries as of March 31, 1999, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Hausser + Taylor LLP

Cleveland, Ohio
May 28, 1999
   except for Note 5 dated
   June 29, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
NORTH COAST ENERGY, INC.
CLEVELAND, OHIO

     We have audited the accompanying consolidated balance sheet of North Coast Energy, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1998, and the related consolidated statements of operations (earnings per share for the year ended March 31, 1997 has been restated -- See Note 6), stockholders' equity and cash flows for each of the two fiscal years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Coast Energy, Inc. and subsidiaries as of March 31, 1998, and the consolidated results of their operations and their cash flows for each of the two fiscal years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

Cleveland, Ohio,
June 4, 1998 (except with respect to earnings per share for the year ended March 31, 1997 discussed in Note 6, as to which the date is August 26, 1999)

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 1999 AND 1998

                                                                  1999            1998
                                                              ------------    ------------
ASSETS
CURRENT ASSETS
  Cash and equivalents......................................  $  1,956,617    $  1,578,984
  Accounts receivable:
     Trade, net.............................................     2,740,394       1,311,714
     Affiliates.............................................       115,278          96,011
  Inventories...............................................       210,556         189,223
  Deferred income taxes.....................................        57,000          26,000
  Refundable income taxes...................................        38,000          38,000
  Prepaid expenses..........................................       180,000           8,057
                                                              ------------    ------------
          Total current assets..............................     5,297,845       3,247,989
                                                              ------------    ------------
PROPERTY AND EQUIPMENT, at cost
  Land......................................................        97,822          93,437
  Oil and gas properties (successful efforts)...............    42,964,679      25,754,748
  Pipelines.................................................     6,543,928       4,380,772
  Vehicles..................................................       937,613         420,026
  Furniture and fixtures....................................       588,473         508,417
  Building and improvements.................................       823,225         786,689
                                                              ------------    ------------
                                                                51,955,740      31,944,089
Less accumulated depreciation, depletion, amortization and
  impairment................................................   (15,537,255)    (13,155,288)
                                                              ------------    ------------
                                                                36,418,485      18,788,801
OTHER ASSETS
  Advanced royalties........................................     1,570,000              --
  Other, net................................................       287,137         274,726
                                                              ------------    ------------
                                                                 1,857,137         274,726
                                                              ------------    ------------
                                                              $ 43,573,467    $ 22,311,516
                                                              ============    ============

  The accompanying notes are an integral part of there consolidated financial statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                            MARCH 31, 1999 AND 1998

                                                                  1999            1998
                                                              ------------    ------------
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................  $     97,600    $     88,300
  Accounts payable..........................................     2,355,982       1,824,740
  Accrued expenses..........................................       444,808         250,073
  Billings in excess of costs on uncompleted contracts......            --         302,881
                                                              ------------    ------------
          Total current liabilities.........................     2,898,390       2,465,994
                                                              ------------    ------------
LONG-TERM DEBT, net of current portion......................    21,493,922       7,171,035
ACCRUED PLUGGING LIABILITY..................................       872,408              --
DEFERRED INCOME TAXES, net..................................       366,200         335,200
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
  Series A, 6% Noncumulative Convertible Preferred stock,
     par value $.01 per share; 563,270 shares authorized;
     73,816 and 75,481 issued and outstanding (aggregate
     liquidation value of $738,160 and $754,810,
     respectively)..........................................           738             755
  Series B, Cumulative Convertible Preferred stock, par
     value $.01 per share; 625,000 shares authorized;
     232,864 and 268,264 issued and outstanding (aggregate
     liquidation value of $2,328,640 and $2,682,640,
     respectively plus dividends in arrears of $326,010 and
     $335,330, respectively)................................         2,329           2,683
  Undesignated Serial Preferred stock, par value $.01 per
     share; 811,730 shares authorized; none issued and
     outstanding............................................            --              --
  Common stock, par value $.01 per share; 60,000,000 shares
     authorized; 4,556,814 and 3,322,586 issued and
     outstanding (see Note 6G)..............................        45,568          33,226
  Additional paid-in capital................................    21,914,939      16,992,140
  Retained deficit..........................................    (4,021,027)     (4,689,517)
                                                              ------------    ------------
          Total stockholders' equity........................    17,942,547      12,339,287
                                                              ------------    ------------
                                                              $ 43,573,467    $ 22,311,516
                                                              ============    ============

  The accompanying notes are an integral part of there consolidated financial statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                                            1999          1998         1997
                                                         -----------   ----------   -----------
REVENUE
  Oil and gas production...............................  $ 7,233,763   $3,013,929   $ 3,137,556
  Drilling revenues....................................    3,686,158    2,988,371     3,783,630
  Well operating, transportation and other.............    2,062,213    1,622,608     1,859,806
  Administrative and agency fees.......................      960,166      965,724       883,997
                                                         -----------   ----------   -----------
                                                          13,942,300    8,590,632     9,664,989
                                                         -----------   ----------   -----------
COSTS AND EXPENSES
  Oil and gas production expenses......................    2,601,555      840,346       777,163
  Drilling costs.......................................    2,927,302    2,516,588     2,876,615
  Oil and gas operations...............................    1,200,514      652,672       976,943
  General and administrative expenses..................    2,108,948    2,215,961     2,307,994
  Depreciation, depletion, amortization, impairment and
     other.............................................    2,479,544    1,242,200     1,385,570
  Abandonment of oil and gas properties................           --       88,947        73,528
                                                         -----------   ----------   -----------
                                                          11,317,863    7,556,714     8,397,813
                                                         -----------   ----------   -----------
INCOME FROM OPERATIONS.................................    2,624,437    1,033,918     1,267,176
                                                         -----------   ----------   -----------
OTHER INCOME (EXPENSE)
  Interest income......................................       82,505       62,263        47,491
  Other................................................        4,380        5,299        32,492
  Interest expense.....................................   (1,841,108)    (839,342)   (1,055,409)
                                                         -----------   ----------   -----------
                                                          (1,754,223)    (771,780)     (975,426)
INCOME BEFORE PROVISION (CREDIT) FOR
  INCOME TAXES.........................................      870,214      262,138       291,750
PROVISION (CREDIT) FOR INCOME TAXES
  Current..............................................           --       12,000        (5,100)
  Deferred.............................................           --      (12,000)        5,100
                                                         -----------   ----------   -----------
                                                                  --           --            --
                                                         -----------   ----------   -----------
NET INCOME.............................................  $   870,214   $  262,138   $   291,750
                                                         ===========   ==========   ===========
DIVIDENDS ON CUMULATIVE PREFERRED STOCK................     (236,654)    (268,264)     (458,606)
ENHANCED CONVERSION FEATURES IN EXCESS OF THE IMBEDDED
  CONVERSION FEATURE AT FAIR MARKET VALUE ON FEBRUARY
  28, 1997.............................................           --           --    (1,070,003)
                                                         -----------   ----------   -----------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK...........  $   633,560   $   (6,126)  $(1,236,859)
                                                         ===========   ==========   ===========
NET INCOME (LOSS) PER SHARE (basic and diluted)
  (restated for 1997)..................................  $      0.16   $       --   $     (0.75)
                                                         ===========   ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                   YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                                                                                 ADDITIONAL
                               SERIES A            SERIES B                               -------------------------
                            PREFERRED STOCK     PREFERRED STOCK        COMMON STOCK                                       TOTAL
                           -----------------   -----------------   --------------------     PAID-IN      RETAINED     STOCKHOLDERS'
                            SHARES    AMOUNT    SHARES    AMOUNT     SHARES     AMOUNT      CAPITAL       DEFICIT        EQUITY
                           --------   ------   --------   ------   ----------   -------   -----------   -----------   -------------
BALANCE, MARCH 31, 1996,
  AS PREVIOUSLY
  REPORTED...............   305,200   $3,052    464,665   $4,647    8,040,148   $80,402   $12,082,969   $(4,852,465)   $ 7,318,605
    1-for-5 reverse stock
      split effective
      June 7, 1999.......        --      --          --      --    (6,432,118)  (64,322)       64,322            --             --
                           --------   ------   --------   ------   ----------   -------   -----------   -----------    -----------
  BALANCE, MARCH 31,
    1996.................   305,200   3,052     464,665   4,647     1,608,030    16,080    12,147,291    (4,852,465)     7,318,605
    Net income...........        --      --          --      --            --        --            --       291,750        291,750
    Shares converted.....  (228,249)  (2,282)  (195,201)  (1,952)     537,811     5,378        (1,144)           --             --
    Dividends on Series A
      Preferred stock
      ($.30 per share)...        --      --          --      --            --        --            --       (91,542)       (91,542)
    Dividends on Series B
      Preferred stock
      ($.50 per share)...        --      --          --      --            --        --            --      (232,332)      (232,332)
  Issuance of stock bonus
    common shares........        --      --          --      --         4,938        50        23,080            --         23,130
                           --------   ------   --------   ------   ----------   -------   -----------   -----------    -----------
  BALANCE, MARCH 31,
    1997.................    76,951     770     269,464   2,695     2,150,779    21,508    12,169,227    (4,884,589)     7,309,611
    Net income...........        --      --          --      --            --        --            --       262,138        262,138
    Shares converted.....    (1,470)    (15)     (1,200)    (12)        3,273        33            (6)           --             --
    Dividends on Series B
      Preferred stock
      ($.25 per share)...        --      --          --      --            --        --            --       (67,066)       (67,066)
    Issuance of common
      stock..............        --      --          --      --     1,165,144    11,651     4,812,322            --      4,823,973
    Issuance of stock
      bonus common
      shares.............        --      --          --      --         3,390        34        10,597            --         10,631
                           --------   ------   --------   ------   ----------   -------   -----------   -----------    -----------
  BALANCE, MARCH 31,
    1998.................    75,481     755     268,264   2,683     3,322,586    33,226    16,992,140    (4,689,517)    12,339,287
    Net income...........        --      --          --      --            --        --            --       870,214        870,214
    Shares converted.....    (1,665)    (17)    (35,400)   (354)       81,333       813          (442)           --             --
    Dividends on Series B
      Preferred stock
      ($.85 per share)...        --      --          --      --            --        --            --      (201,724)      (201,724)
    Issuance of common
      stock..............        --      --          --      --     1,149,425    11,494     4,913,506            --      4,925,000
    Issuance of stock
      bonus common
      shares.............        --      --          --      --         3,470        35         9,735            --          9,770
                           --------   ------   --------   ------   ----------   -------   -----------   -----------    -----------
  BALANCE, MARCH 31,
    1999.................    73,816   $ 738     232,864   $2,329    4,556,814   $45,568   $21,914,939   $(4,021,027)   $17,942,547
                           ========   ======   ========   ======   ==========   =======   ===========   ===========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                                          1999           1998           1997
                                                      ------------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income........................................  $    870,214    $   262,138    $   291,750
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation, depletion, amortization,
          impairment and other......................     2,479,544      1,242,200      1,385,570
       Abandonment of oil and gas properties........            --         88,947         73,528
       Loss (gain) on sale of property and
          equipment.................................         2,008         (1,609)        20,400
       Deferred income taxes........................            --        (12,000)         5,100
       Stock bonus..................................         9,770         10,631             --
       Change in:
          Accounts receivable.......................    (1,447,947)       (19,692)        49,561
          Inventories and other current assets......      (193,276)        12,179       (102,127)
          Refundable income taxes...................            --         12,000         65,000
          Other assets, net.........................       241,701       (109,154)        23,109
          Accounts payable..........................       531,242        (62,667)      (521,662)
          Accrued expenses..........................       194,735        (70,182)        39,690
          Billings in excess of costs on uncompleted
            contracts...............................      (302,881)      (166,480)      (167,986)
                                                      ------------    -----------    -----------
          Total adjustments.........................     1,514,896        924,173        870,183
                                                      ------------    -----------    -----------
          Net cash provided by operating
            activities..............................     2,385,110      1,186,311      1,161,933
                                                      ------------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property and equipment...............    (4,824,062)    (2,124,052)    (2,025,561)
  Acquisition of net assets of Kelt Ohio, Inc.......   (16,488,876)            --             --
  Proceeds on sale of property and equipment........       400,000          2,000        198,669
                                                      ------------    -----------    -----------
          Net cash used by investing activities.....   (20,912,938)    (2,122,052)    (1,826,892)
                                                      ------------    -----------    -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                   YEARS ENDED MARCH 31, 1999, 1998 AND 1997

                                                         1999           1998           1997
                                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments of accounts payable used to finance
     property and equipment additions...............  $        --    $   (87,161)   $   (70,964)
  Borrowings under revolving credit facility........   20,062,370      6,765,265      2,080,000
  (Repayments) borrowings under note payable to
     stockholder....................................           --     (1,453,674)        84,883
  Repayment of borrowings under revolving credit
     facility.......................................   (5,800,000)    (8,840,000)    (1,000,000)
  Payments on long-term debt........................     (107,315)      (106,698)      (140,656)
  Cash paid for deferred financing fees.............     (150,000)       (88,223)       (12,900)
  Proceeds from issuance of long-term debt..........      177,130         65,031             --
  Net proceeds from issuance of common stock........    4,925,000      4,823,973             --
  Distributions and dividends.......................     (201,724)       (67,066)      (323,874)
                                                      -----------    -----------    -----------
       Net cash provided by financing activities....   18,905,461      1,011,447        616,489
                                                      -----------    -----------    -----------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS.........      377,633         75,706        (48,470)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR...........    1,578,984      1,503,278      1,551,748
                                                      -----------    -----------    -----------
CASH AND EQUIVALENTS AT END OF YEAR.................  $ 1,956,617    $ 1,578,984    $ 1,503,278
                                                      ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest.......................................  $ 1,763,000    $   887,000    $ 1,032,000
     Income taxes...................................      103,000         51,000         52,000
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
     Long-term debt incurred for the purchase of
       property and equipment.......................  $        --    $        --    $   638,000
     Accounts payable incurred for the purchase of
       property and equipment.......................           --         22,000         87,000
     Accounts payable incurred for deferred
       financing....................................           --         88,000             --

  The accompanying notes are an integral part of these consolidated financial statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION

     North Coast Energy, Inc. ("North Coast"), a Delaware corporation, was formed in August 1988 to engage in the exploration, development and production of oil and gas, the acquisition of producing oil and gas properties, and the organization and management of oil and gas partnerships.

B. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of North Coast Energy, Inc. and its wholly owned subsidiaries (collectively, "the Company"), North Coast Operating Company ("NCOC") and NCE Securities, Inc. ("NCE Securities"). In addition, the Company's investments in oil and gas drilling partnerships, which are accounted for under the proportional consolidation method, are reflected in the accompanying financial statements. The Company's ownership of revenues in these drilling partnerships is as follows:

Capital Drilling Fund 1986-1 Limited Partnership............       13.2%
North Coast Energy/Capital Appalachian Drilling Program
  Limited Partnership:
     1987-1.................................................       51.2%
     1987-2.................................................       45.1%
     1988-1.................................................       43.9%
     1988-2.................................................       48.6%
     1989...................................................       36.0%
North Coast Energy Appalachian Drilling Program Limited
  Partnership:
     1990-1.................................................       44.7%
     1990-2.................................................       36.2%
     1990-3.................................................       42.3%
     1991-1.................................................       37.0%
     1991-2.................................................       33.6%
     1991-3.................................................       38.2%
     1992-1.................................................       28.3%
     1992-2.................................................       37.9%
     1992-3.................................................       54.0%
     1993-1.................................................       42.6%
     1993-2.................................................       38.7%
     1993-3.................................................       36.7%
     1994-1.................................................       37.7%
     1994-2.................................................       29.4%
     1994-3.................................................       33.5%
     1995-1.................................................       20.0%
     1995-2.................................................       20.0%
     1996-1.................................................       20.0%
     1996-2.................................................       20.0%
     1997-1.................................................       38.2%
     1997-2.................................................       22.1%
     1998-1.................................................       20.1%

     All significant intercompany accounts and transactions have been eliminated.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

C. CASH EQUIVALENTS

     Investments having an original maturity of 90 days or less that are readily convertible into cash have been included in, and are a significant portion of, the cash and equivalents balances.

D. PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated or depleted principally on methods and at rates designed to amortize their costs over their estimated useful lives (proved oil and gas properties using the unit-of-production method based upon estimated proved developed oil and gas reserves, pipelines using the straight-line method over 10 to 25 years, vehicles, furniture and fixtures using accelerated methods over 5 to 7 years, building and improvements using accelerated methods over 31.5 years).

E. OIL AND GAS INVESTMENTS AND PROPERTIES

     The Company uses the successful efforts method of accounting for oil and gas producing activities. Under successful efforts, costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip developmental wells are capitalized.

     Costs to drill exploratory wells that do not find proved reserves, costs of developmental wells on properties the Company has no further interest in, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed.

     Unproved oil and gas properties that are significant are periodically assessed for impairment of value and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are expensed when surrendered or expired.

     When a property is determined to contain proved reserves, the capitalized costs of such properties are transferred from unproved properties to proved properties and are amortized by the unit-of-production method based upon estimated proved developed reserves. To the extent that capitalized costs of groups of proved properties having similar characteristics exceed the estimated future net cash flows, the excess capitalized costs are written down to the present value of such amounts. Estimated future net cash flows are determined based primarily upon the estimated future proved reserves related to the Company's current proved properties and, to a lesser extent, certain future net cash flows related to operating and administrative fees due the Company related to its management of various partnerships. The Company follows SFAS No. 121 which requires a review for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is recorded on a drilling program or property specific basis, as applicable. The estimated future net cash flows for SFAS No. 121 incorporates an escalation of revenues of 4% per annum and an escalation of lease operating cost of 2% per annum discounted at a rate of 8%.

     On sale or abandonment of an entire interest in an unproved property, gain or loss is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

F. REVENUE RECOGNITION

     The Company recognizes revenue on drilling contracts using the completed contract method of accounting for both financial reporting purposes and income tax purposes. This method is used because the typical contract is completed in three months or less and financial position and results of operations do not vary significantly from those which would result from use of the percentage-of-completion method.

     Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Billings in excess of costs on uncompleted contracts are classified as current liabilities.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

     Oil and gas production revenue is recognized as income as it is extracted and sold from the properties. Other revenue is recognized at the time it is earned and the Company has a contractual right to such revenue.

G. PER SHARE AMOUNTS

     The computation of basic and diluted earnings per share does not assume the conversion of the unconverted Series A (1998 and 1997) and Series B (1999, 1998 and 1997) Preferred stock or the effect of warrants and stock options outstanding (1999, 1998 and 1997) due to either, the average market price of the common shares being lower than the prices of all of the options and warrants currently outstanding, or the effect being anti-dilutive. For the year ended March 31, 1999, the conversion of Series A stock had the effect of increasing the denominator (average outstanding shares) by 17,116 shares.

     The average number of outstanding shares used in computing basic (diluted) net loss per share was 3,949,818 (3,966,934), 2,821,298 (2,821,298) and
1,648,155 (1,648,155) for the years ended March 31, 1999, 1998 and 1997, respectively.

H. RISK FACTORS

     The Company operates in an environment with many financial risks including, but not limited to, the ability to acquire additional economically recoverable oil and gas reserves, the continued ability to market drilling programs, the inherent risks of the search for, development of and production of oil and gas, the ability to sell oil and gas at prices which will provide attractive rates of return, and the highly competitive nature of the industry and worldwide economic conditions. The Company's ability to expand its reserve base, diversify its operations and continue its marketing efforts for and investments in drilling programs is also dependent upon the Company's ability to obtain the necessary capital through operating cash flow, additional borrowings or additional equity funds.

I. ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J. FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and equivalents, accounts receivable, accounts payable and debt obligations. The book value of cash and equivalents, accounts receivable and accounts payable are considered to be representative of fair value because of the short maturity of these instruments. The Company believes that the carrying value of its borrowings under its bank credit facility and other debt obligations approximates their fair value as they bear interest at adjustable interest rates which change periodically to reflect market conditions. The Company's accounts receivable are concentrated in the oil and gas industry. The Company does not view such a concentration as an unusual credit risk.

K. RECLASSIFICATIONS

     Certain reclassifications were made to prior period financial statement presentations to conform with current period presentations.

NOTE 2.  ACQUISITION OF KELT OHIO, INC.

     Effective April 8, 1998, the Company acquired significantly all of the assets and operations and assumed certain liabilities of Kelt Ohio, Inc. ("Kelt") pursuant to a Purchase and Sale Agreement dated April 8, 1998 (as

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES amended May 12, 1998). The assets acquired from Kelt, an oil and gas producer headquartered in Cambridge, Ohio, include approximately 900 natural gas and oil wells, undeveloped acreage, brine disposal facilities, drilling and service rigs, and natural gas compressors and gas gathering systems. The Company funded the acquisition primarily with borrowings under its revolving credit facility.

     The acquisition cost (which includes approximately $16,000,000 paid to Kelt and direct acquisition costs of $488,876 incurred by the Company) was allocated to the net assets acquired based on estimated fair values and no goodwill was recorded. The estimated fair value of tangible assets and liabilities acquired was $17,488,876 and $1,000,000, respectively. The acquisition has been accounted for as a purchase and, accordingly, the operating results related to the acquisition are included in the Company's consolidated statement of operations for significantly all (April 8, 1998 -- March 31, 1999) of the Company's fiscal 1999 year.

     The following summary presents fiscal 1998 pro forma consolidated results of operations as if the acquisition had occurred on April 1, 1997 and includes adjustments for estimated amounts of depreciation, depletion and amortization of fixed assets acquired based on their estimated fair values and increased interest expense. The pro forma amounts include Kelt's operation based on Kelt's fiscal year ended December 31, 1997. The pro forma results are for illustrative purposes only and do not purport to be indicative of the actual results which would have occurred had the transaction been consummated as of an earlier date, nor are they indicative of results of operations which may occur in the future. These results do not reflect any synergies that may or may not be achieved.

                                                                 (UNAUDITED)
                                                                  YEAR ENDED
                                                                MARCH 31, 1998
                                                                --------------
REVENUES....................................................     $13,211,603
COSTS AND EXPENSES..........................................      10,860,061
                                                                 -----------
INCOME FROM OPERATIONS......................................       2,351,542
OTHER INCOME................................................          67,562
OTHER EXPENSE -- Interest...................................       2,448,094
                                                                 -----------
NET LOSS....................................................     $   (28,990)
                                                                 ===========
NET LOSS, applicable to common stock (after preferred stock
  dividends of $268,264)....................................     $  (297,254)
BASIC AND DILUTED EARNINGS, per common share................     $     (0.11)
Weighted average number of shares outstanding...............       2,821,298

NOTE 3.  BILLINGS IN EXCESS OF COSTS ON UNCOMPLETED CONTRACTS

     Billings in excess of costs on uncompleted contracts consist of the following at March 31:

                                                          1999      1998
                                                          ----    --------
Billings on uncompleted contracts.......................   $--    $335,920
Costs incurred on uncompleted contracts.................    --      33,039
                                                          ----    --------
                                                           $--    $302,881
                                                          ====    ========

     At March 31, 1999, all contracts were completed.

NOTE 4.  LEASE COMMITMENTS

     Prior to the year ended March 31, 1999, the Company leased real and personal property under operating leases. Total rental expense under the operating leases for the years ended March 31, 1998 and 1997 amounted to approximately $6,000 and $43,000, respectively. In 1997 rent expense of approximately $34,000 was incurred

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES pursuant to the lease of the Company's previous corporate headquarters from one of the Company's stockholders. There was no rental expense incurred for any operating leases for the year ended March 31, 1999 and the Company has no noncancelable operating leases which require future minimum rental payments.

NOTE 5.  LONG-TERM DEBT

     Long-term debt consists of the following at March 31:

                                                              1999           1998
                                                           -----------    ----------
Revolving credit notes payable -- bank...................  $20,827,635    $6,565,265
Mortgage note payable to a bank, secured by land and a
  building, requiring monthly payments of approximately
  $1,019 (including interest at 8%) through July 2003....       44,290        52,571
Mortgage note payable to a bank, secured by land and a
  building, requiring monthly payments of approximately
  $5,248 (including interest at 8.58%) through May 2001.
  Thereafter, the balance of the note will be amortized
  over a ten-year period, at an interest rate to be
  renegotiated every five years..........................      487,673       507,404
Various installment notes payable in aggregate monthly
  installments (including interest) of $6,984 at March
  31, 1999, through 2004.................................      231,924       134,095
                                                           -----------    ----------
                                                            21,591,522     7,259,335
Less current portion.....................................       97,600        88,300
                                                           -----------    ----------
                                                           $21,493,922    $7,171,035
                                                           ===========    ==========

     On February 9, 1998, the Company entered into an agreement with ING (U.S.) Capital LLC (successor in interest to ING (U.S.) Capital Corporation) ("ING Capital") to replace the $20,000,000 revolving credit facility with its previous lender. On May 29, 1998, the Company entered into an amended Credit Agreement with its lender increasing the Credit Facility from $20,000,000 to $25,000,000. The Agreement provides for a borrowing base which is determined semi-annually by the lender based upon the Company's financial position, oil and gas reserves, as well as outstanding letters of credit ($150,000 at March 31, 1999), as defined. At March 31, 1999, the Company's borrowing base was $25,000,000 subject to reduction for the outstanding letters of credit. Available borrowings under the facility at March 31, 1999 were $4,022,365 and may subsequently change based upon the semi-annual reserve study and borrowing base determination.

     In June 1999, the Company and ING Capital entered into an amended credit agreement that extended the commitment period until and including July 2, 2000. At the termination of the commitment period, borrowings on the note are due and payable in 20 equal quarterly installments beginning in September 2000. ING Capital has indicated to the Company that sometime in the future it will discontinue lending to the oil and gas industry. The Company is currently in the process of reviewing its options and financing needs with several prospective lenders.

     Amounts outstanding under the reducing revolving line of credit bear interest at the lending bank's prime rate plus .75% or LIBOR plus 2.50%, or approximately 7.65% and 8.5% at March 31, 1999 and March 31, 1998, respectively. The weighted average interest rate on these borrowings was 8.3%, 10.1% and 9.9% for the years ended March 31, 1999, 1998 and 1997, respectively. The agreement requires the Company to pay a commitment fee of .5% on the unused amount of available borrowings. The agreement contains certain restrictive covenants, including working capital, current ratio, tangible net worth, and EBITDA calculations, as defined. Additionally, the Company is restricted from paying cash dividends on any of its common stock under the terms of its credit facility. The Company was in compliance with all covenants and restrictions at March 31, 1999.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

     The revolving credit facility and the notes are collateralized by substantially all of the Company's assets including receivables, inventory, equipment and a first mortgage on certain of the Company's interests in oil and gas wells and reserves.

     Future maturities of long-term debt for the years ended March 31 are as follows:

Fiscal 2000...............................................    $    97,600
Fiscal 2001...............................................      3,226,261
Fiscal 2002...............................................      4,257,981
Fiscal 2003...............................................      4,245,190
Fiscal 2004...............................................      4,212,994
Thereafter................................................      5,551,496
                                                              -----------
                                                              $21,591,522
                                                              ===========

     The carrying amount of the Company's long-term debt approximates fair value, as all of the Company's significant debt instruments carry adjustable interest rates which change periodically to reflect market conditions.

NOTE 6.  STOCKHOLDERS' EQUITY

A. SALE OF COMMON STOCK

     In September 1997, the Company sold 1,149,426 shares of its common stock for $5 million to NUON International bv ("NUON"), a limited liability company organized under the laws of the Netherlands, pursuant to the terms of a stock purchase agreement ("Agreement") by and between the Company and NUON dated August 1, 1997. In September 1998, NUON exercised its option under the Agreement to purchase an additional 1,149,425 shares of common stock for $5,000,000 which increased NUON's ownership to 51% of the Company's outstanding common stock. Pursuant to the terms of the Agreement and subject to the satisfaction of certain conditions, including the development of a plan of complementary business, NUON may purchase an additional 1,149,426 shares of common stock by September 30, 1999 to bring its total ownership to 3,448,277 shares of the Company's common stock.

     The proceeds from the sale of common stock was utilized to reduce the amount outstanding under the Company's Credit Facility with the remaining proceeds being used for working capital purposes.

B. PREFERRED STOCK

     The Board of Directors of North Coast has designated 563,270 shares of the 2,000,000 shares of preferred stock authorized as Series A, 6% Convertible Noncumulative Preferred stock (Series A Preferred stock) and 625,000 shares of Preferred stock as Series B, Cumulative Convertible Preferred stock (Series B Preferred stock).

     Stockholders of Series A Preferred stock are entitled to vote such shares on any and all matters submitted to a vote of the stockholders of the Company based upon the number of votes such stockholders would have if the Series A Preferred stock had been converted into shares of common stock of the Company. Holders of shares of Series A Preferred stock are entitled to receive, when and if declared by the Board of Directors, noncumulative cash dividends at an annual rate of $.60 per share. Shares of Series A Preferred stock are senior to shares of common stock with respect to such cash dividends and junior to shares of Series B Preferred stock.

     Series A Preferred stock is convertible, at the stockholder's option, into shares of common stock at the conversion rate of .46 shares of common stock for each share of Series A Preferred stock converted.

     All of, but not less than all, the outstanding shares of Series A Preferred stock shall, at the option of North Coast, be converted into fully paid and nonassessable shares of common stock at the conversion price, upon the

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES consummation of the sale of shares of common stock of North Coast pursuant to an effective registration statement under the Securities Act of 1933, as amended; provided that such sale yields gross proceeds to the Corporation of not less than $5,000,000 and is made at a public offering price per share of not less than 1.5 times the conversion price in effect on such date.

     In the case where North Coast issues warrants or rights to purchase shares of common stock of the Company, each record holder of outstanding shares of Series A Preferred stock will receive the kind and amount of such warrants or rights so issued which such holder would have been entitled to upon such issuance had all of the holders of shares of Series A Preferred stock been converted, as defined.

     The Series A Preferred stock is redeemable at the option of North Coast at a price of $10 per share. North Coast does not have any obligation to redeem the Series A Preferred stock.

     In the event of a voluntary or involuntary liquidation, dissolution or winding up of North Coast, holders of the Series A Preferred stock are entitled to be paid $10 per share out of the assets of North Coast but after payment of other indebtedness of North Coast, after payment or distribution to the holders of Series B Preferred stock, but prior to any distribution to holders of the common stock.

     Holders of shares of Series B Preferred stock are entitled to receive, when, as and if declared by the Board of Directors, cash dividends at an annual rate of $1.00 per share, payable quarterly.

     In the event of any liquidation, dissolution or winding up of the Company, holders of shares of Series B Preferred stock are entitled to receive the liquidation preference of $10 per share, plus an amount equal to any accrued and unpaid dividends to the payment date, before any payment or distribution is made to the holders of common stock and Series A Preferred stock, as defined. After payment of the liquidation preference, the holders of such shares will not be entitled to any further participation in any distribution of assets by the Company.

     Generally, each outstanding share of Series B Preferred stock has no vote, however in certain instances required by Delaware General Corporation Law or by the certificate of designation, each share will be entitled to one-fifth vote, excluding shares held by the Company or any entity controlled by the Company, which shares shall have no voting rights. So long as any Series B Preferred stock is outstanding, the Company cannot, without the affirmative vote of the holders of at least 66 2/3 percent of all outstanding shares of Series B Preferred stock, voting separately as a class, (i) amend, alter or repeal any provision of the Company's Restated Certificate of Incorporation or Bylaws so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series B Preferred stock, (ii) authorize or issue, or increase the authorized amount of, any additional class or series of stock of the Corporation, or any security convertible into stock of such class or series, having rights senior to the Series B Preferred stock as to dividends or liquidation, or (iii) effect any reclassification of the Series B Preferred stock. Additionally, the Series A Preferred stock's certificate of designation restricts the ability to significantly modify the Company's capital structure where such modification could be at a detriment to the Series B Preferred stockholders.

     Whenever distributions on the Series B Preferred stock have not been paid, as defined, the number of directors of the Company may be increased, and the holders of the Series B will be entitled to elect such additional directors to the Board of Directors, as defined. Such voting right will terminate when all such distributions accrued and in default have been paid in full or set apart for payment, as defined. The amount of dividends in arrears attributable to Series B Preferred is $326,010 ($1.40 per share) as of March 31, 1999.

     Effective December 18, 1995, the Series B Preferred stock was redeemable at the option of the Company, at $10 per share plus any accrued and unpaid dividends, as defined.

     There is no mandatory redemption or sinking fund obligation with respect to the Series B Preferred stock. In the event that the Company has failed to pay accrued dividends on the Series B Preferred stock, it may not redeem any of the outstanding shares of the Series B Preferred stock until all such accrued and unpaid distributions have been paid in full.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

     The holders of Series B Preferred stock have the right, exercisable at their option, to convert any or all of such shares into 1.311 (1.15 per share of Preferred stock plus .161 per share related to Preferred dividends in arrears at March 31, 1999) shares of common stock.

     In fiscal 1997, the Company commenced a conversion offer to its Preferred shareholders (Series A and B) to convert their shares into common stock with additional shares offered as an incentive. Pursuant to the conversion offer in fiscal 1997, 228,249 shares of Preferred Series A were tendered and exchanged for 228,249 shares of common stock and 195,201 shares of Preferred Series B were tendered and exchanged for 309,562 shares of common stock. The earnings per share for fiscal 1997 was restated from $(0.10) to $(0.75) which gives effect to the fair market value of the enhanced conversion in excess of the embedded conversion feature in the Preferred Series A and B.

C. COMMON STOCK WARRANTS

     Warrants issued in connection with the Series B Preferred stock entitled the holders thereof to purchase .23 shares of common stock with each warrant at a price of $13.05 per share, as defined. The warrants issued in connection with the Series B Preferred stock expired on December 18, 1997. There were 2,500,000 Series B warrants outstanding at March 31, 1997.

     The Company has granted Range Resources, a shareholder of the Company, certain warrants to purchase 40,000 shares of common stock at $6.00 per share and 60,000 shares of common stock at $5.00 per share, as defined. These warrants were exercisable on June 13, 1995 and expire on or have expired on June 13, 2000 and 1998, respectively. The warrants may be redeemed by the Company for $.50 per share at its option upon 30 days written notice.

     In fiscal 1999 and 1998, in conjunction with the NUON Agreement, the Company issued (each year) warrants to purchase 26,800 shares of common stock for $4.375 per share. The Company is obligated to issue additional warrants to purchase 26,800 additional shares of common stock for $4.375 per share if NUON purchases an additional 1,149,426 shares of common stock by September 30, 1999. These warrants (half of which are issued or issuable to a director/officer) expire five years from date of issuance.

D. SERIES B UNIT WARRANTS

     In connection with the issuance of the Series B Preferred stock, the underwriter of the issue received 50,000 warrants to purchase Series B Units at $12.00 per unit. A Series B Unit consists of one share of Series B Preferred stock and five warrants to purchase .23 shares of common stock at $13.05 per share. These warrants expired, with none being exercised, on December 18, 1997.

E. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

     North Coast has a stock option plan ("the Option Plan") to provide incentives to stimulate interest in the development and financial success of the Company. The Option Plan provides for the granting of stock options to purchase common stock at an option price determined by North Coast's Compensation Committee ("the Committee"). Options granted during 1999, 1998 and 1997 have been at fair market value of the stock at the date of grant. The Committee shall determine the expiration date but no option shall be exercisable for a period of more than 10 years. The aggregate fair market value of the common stock exercisable for the first time during any calendar year shall not exceed $100,000. Options granted under the Option Plan terminate upon the employee leaving the Company. The Company, from time to time, may issue additional options outside the plan. The plan expires August 17, 1999.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

     Stock option transactions during 1999, 1998 and 1997 are summarized as follows:

                                                                OPTIONS         PRICE
                                                              OUTSTANDING       RANGE
                                                              -----------    ------------
March 31, 1996..............................................     99,966
Options exercised...........................................        (20)     $       3.90
Options granted.............................................      3,620      $       3.90
Options canceled............................................       (895)     $ 3.90-$6.90
                                                                -------
March 31, 1997..............................................    102,671
Options exercised...........................................        (50)     $       3.90
Options canceled............................................    (41,273)     $3.90-$24.55
                                                                -------
March 31, 1998..............................................     61,348
Options granted.............................................     20,000      $       4.38
Options canceled............................................    (46,428)     $ 3.90-$8.10
                                                                -------
March 31, 1999..............................................     34,920
                                                                =======

     In the year ended March 31, 1999, the Company granted 20,000 options to a Company director at $4.375 per share with 6,667 shares vesting on that date and 6,667 vesting each year after.

     A summary of stock options outstanding and exercisable at March 31, 1999 follows:

                                                                OPTIONS      OPTION
           EXERCISABLE AT MARCH 31, 1999 THROUGH:             OUTSTANDING    PRICE
           --------------------------------------             -----------    ------
January 18, 2000............................................     3,500       $8.10
May 17, 2001................................................     8,740       $4.90
March 19, 2003..............................................       920       $6.90
September 4, 2006...........................................     1,760       $3.90
April 15, 2003..............................................     6,667       $4.38
                                                                ------       -----
                                                                21,587
  Non vested options........................................    13,333       $4.38
                                                                ------       -----
          Total.............................................    34,920
                                                                ======

     Stock appreciation rights may be awarded by the Committee at the time or subsequent to the time of the granting of options. Stock appreciation rights awarded shall provide that the option holder shall have the right to receive an amount equal to 100% of the excess, if any, of the fair market value of the shares of common stock covered by the option over the option price payable, as defined. No stock appreciation rights have been awarded under the plan.

     The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's two stock option plans been determined based on the fair value at the grant date for awards in fiscal 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, the Company's net income per share would not change.

F. STOCK BONUS PLAN

     The Company has a Key Employees Stock Bonus Plan ("the Bonus Plan") to provide key employees, as defined, with greater incentive to serve and promote the interests of the Company and its shareholders. The aggregate number of shares of common stock which may be issued as bonuses shall be 46,000 shares of common

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES stock, as defined. The expenses of administering the Bonus Plan shall be borne by the Company. The Bonus Plan will terminate on February 1, 2001. The Company issued 3,470 and 3,340 shares of common stock related to this plan during fiscal 1999 and 1998, respectively, and 25,120 shares of common stock since inception.

G. REVERSE STOCK SPLIT

     On March 17, 1999, the Company's Board of Directors authorized a 1-for-5 reverse split of its common stock effective June 7, 1999 for stockholders of record at the close of business on May 12, 1999. The par value of the common stock was not changed. All share and per-share amounts in the accompanying consolidated financial statements have been restated to give retroactive effect to the reverse stock split.

NOTE 7.  INCOME TAXES

     The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns.

     Income taxes differed from the amount computed by applying the federal statutory rates to pretax book income as follows:

                                         1999                  1998                  1997
                                   -----------------    ------------------    ------------------
                                    AMOUNT       %       AMOUNT        %       AMOUNT        %
                                   --------    -----    ---------    -----    ---------    -----
     Provision based on the
       statutory rate............  $296,000     34.0    $  89,000     34.0    $  99,000     34.0
       Tax effect of:
          Statutory depletion....  (306,000)   (35.2)    (132,000)   (50.4)    (143,000)   (49.0)
          Other -- net...........    10,000      1.2       43,000     16.4       44,000     15.0
                                   --------    -----    ---------    -----    ---------    -----
          Total..................  $     --       --    $      --       --    $      --       --
                                   ========    =====    =========    =====    =========    =====

     The components of the net deferred tax liability as of March 31, 1999 and 1998 were as follows:

                                                                 1999          1998
                                                              -----------    ---------
DEFERRED TAX LIABILITIES
  Property and equipment....................................  $(1,322,000)   $(389,000)
  Other, net................................................           --      (30,200)
                                                              -----------    ---------
          Total deferred tax liabilities....................   (1,322,000)    (419,200)
                                                              -----------    ---------
DEFERRED TAX ASSETS
  Alternative minimum tax credit carryforwards..............      397,000      397,000
  Net operating loss carryforwards..........................    1,181,000      640,000
  Other financial reserves..................................       57,000       30,000
  Less: valuation allowance.................................     (622,200)    (957,000)
                                                              -----------    ---------
          Total deferred tax assets.........................    1,012,800      110,000
                                                              -----------    ---------
     Net deferred tax liability.............................  $  (309,200)   $(309,200)
                                                              ===========    =========

     As of March 31, 1999, the Company had operating loss, percentage depletion and alternative minimum tax credit carryforwards of approximately $3,500,000, $1,900,000 and $397,000, respectively. The 34% tax effect of the percentage depletion carryover has been shown as a reduction of the deferred tax liability related to property and equipment in the above presentation. The operating loss carryforwards begin to expire in 2012. The percentage depletion and alternative minimum tax carryforwards can be carried forward indefinitely. Realization

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES of these items is subject to certain limitations and is contingent upon future earnings. Additionally, a significant portion of the carryforwards may be subject to limitations imposed by Internal Revenue Code Section 382, which could further restrict the Company's utilization and realization of such carryforwards. Due to the uncertainty of the realization of certain tax carryforwards, the Company has established a valuation allowance against these carryforward benefits in the amount of $622,200.

NOTE 8.  PROFIT SHARING PLAN

     The Company has a profit sharing plan that provides retirement and death benefits to participants and covers substantially all employees. Company contributions are discretionary and are allocated to the participants' accounts based upon their compensation and are subject to a graded vesting schedule which allows 20% vesting after two years of vesting service with an additional 20% vesting for each complete year of vesting service thereafter. Contributions of approximately $50,000, $30,000 and $20,000 were accrued or paid for the years ended March 31, 1999, 1998 and 1997, respectively.

     North Coast provides no significant post-retirement and/or post-employment benefits other than the profit sharing plan discussed above.

NOTE 9.  OTHER COMMITMENTS AND CONTINGENCIES

     North Coast Energy, Inc., as general partner of several limited partnerships, has committed to fund certain costs (primarily tangible well costs and saleslines additions) of the partnerships as they are incurred. At March 31, 1999, management estimates the commitment to fund such costs to be approximately $438,000. The commitment is expected to be funded by September 30, 1999.

     The Company shares in unlimited liability to third parties with respect to the operations of the partnerships it has sponsored and may be liable to limited partners for losses attributable to breach of fiduciary obligations. In certain partnerships, certain investors have participated as co-general partners in such partnerships. To make such investments more acceptable to potential investors (from a standpoint of risks to such investors), North Coast has agreed to indemnify these investor-general partners from any partnership liability which they may incur in excess of their contributions.

     The Company has entered into employment contracts with certain of its officers that provide for a minimum annual salary and incentives based on the Company's sales and profitability. The commitment, including minimum incentives, amounts to $330,000, $330,000 and $430,000, respectively, for the years ending March 31, 1999, 1998 and 1997 plus CPI adjustments. In addition, each employment contract provides for: reimbursement of certain business expenses; life insurance of $1,000,000; disability benefits for a stated period of time as defined; and termination benefits of between one and three years' salary.

     Subsequent to March 31, 1999, Charles M. Lombardy, Jr., the Chief Executive Officer of the Company, was paid $370,000 in lieu of continuing his employment contract by signing a separation agreement with the Company. Additionally, Lombardy received a ten year warrant to purchase, at $5.00 per share, 60,000 shares of the Company's common stock. The Company, also subsequent to year-end, escrowed approximately $800,000 for the payment of dividend arrearages associated with the Series B Preferred stock and the purchase of the former Chief Executive Officer's common shares. The Company is obligated to purchase the 107,301 common shares for $470,000 if NUON does not exercise its option to purchase such shares. If NUON does exercise their option to purchase these shares, it will directly reduce the amount of common shares NUON would be required to purchase under the NUON Agreement (see Note 6A).

NOTE 10.  INDUSTRY SEGMENTS AND MAJOR CUSTOMERS

     North Coast and its subsidiaries operate in a single industry segment, the acquisition, exploration and development of oil and gas properties. North Coast and its subsidiaries both originate and acquire prospects and

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES drill, or cause to be drilled, such prospects through joint drilling arrangements with other independent oil companies or through limited partnerships sponsored by the Company.

     The Company's revenue is derived from oil and gas production and oil and gas related activities. Gas production revenues represented 96%, 93% and 89% of total oil and gas production revenues for the years ended March 31, 1999, 1998 and 1997, respectively. In 1999 (1998), the Company sold gas to major purchasers that accounted for 52% (32%) and 13% (21%) of its gas production revenues. In 1997, the Company sold gas to major purchasers that accounted for 18%, 18% and 12%, respectively, of its gas production revenues. A significant portion of trade accounts receivable at March 31, 1999 and 1998 was attributable to these purchasers.

NOTE 11.  RELATED PARTY TRANSACTIONS

     The Company believes that the terms of related party transactions are as favorable to the Company as could have been obtained from unaffiliated third parties.

     Accounts receivable from affiliates consist primarily of receivables from the partnerships managed by the Company and are for administrative fees charged to the partnerships and to reimburse the Company for amounts paid on behalf of the partnerships. Significantly all of the Company's revenues, other than oil and gas production revenue, are generated from or a result of the organization and management of oil and gas partnerships sponsored by the Company. During the year ended March 31, 1999, the Company acquired limited partnership interests in oil and gas drilling programs that it had sponsored at a cost of approximately $450,000.

     During fiscal 1999, a company owned by an employee of the Company repaired two compressors for $51,000 and the Company paid a $37,500 finder's fee to an employee. During fiscal 1998, the Company purchased wells and a pipeline from a shareholder for $62,000, purchased 28 wells from an employee for $339,000 and paid a $75,000 finder's fee to an employee.

NOTE 12.  ACCOUNTING STANDARDS

     In June 1997, SFAS 130, "Reporting Comprehensive Income," was issued. SFAS 130 established new standards for reporting comprehensive income and its components and is effective for fiscal years beginning after December 15, 1997. In June 1997, the Financial Accounting Standards Board issued SFAS 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS 131 changed the standards for reporting financial results by operating segments, related products and services, geographical areas and major customers. In February 1998, SFAS 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits," was issued. SFAS 132 standardizes the disclosure requirements for pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1997. In June 1998, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 1999. The effect of the adoption or anticipated adoption of the above standards had no, or is expected to have no, material effect on the Company's financial statements.

NOTE 13. SUPPLEMENTAL INFORMATION RELATING TO OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

     The following supplemental unaudited oil and gas information is required by Statement of Financial Accounting Standards (SFAS) No. 69, "Disclosures About Oil and Gas Producing Activities."

     The tables on the following pages set forth pertinent data with respect to the Company's oil and gas properties, all of which are located within the United States.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

         CAPITALIZED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

                                                                      MARCH 31,
                                                      -----------------------------------------
                                                         1999           1998           1997
                                                      -----------    -----------    -----------
Proved oil and gas properties.......................  $42,964,679    $25,754,748    $24,290,505
Accumulated depreciation, depletion, amortization
  and impairment....................................  (12,742,541)   (10,892,238)   (10,488,719)
                                                      -----------    -----------    -----------
Net capitalized costs...............................  $30,222,138    $14,862,510    $13,801,786
                                                      ===========    ===========    ===========

               COSTS INCURRED IN OIL AND GAS PRODUCING ACTIVITIES

                                                                 YEAR ENDED MARCH 31,
                                                        ---------------------------------------
                                                           1999           1998          1997
                                                        -----------    ----------    ----------
Property acquisition costs............................  $13,687,040    $  277,742    $  124,384
Exploration costs.....................................      110,295       194,503       121,809
Development costs.....................................    4,125,422     2,149,440     1,477,312

           RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

                                                                       MARCH 31,
                                                         --------------------------------------
                                                            1999          1998          1997
                                                         ----------    ----------    ----------
Oil and gas production.................................  $7,233,763    $3,013,929    $3,137,556
(Loss) gain on sale of oil and gas properties..........      (2,008)        1,700       (26,031)
Production costs.......................................  (2,601,555)     (840,346)     (777,163)
Exploration expenses...................................    (110,295)     (194,503)     (121,809)
Depreciation, depletion, amortization, impairment and
  other................................................  (1,863,012)     (627,636)     (695,877)
Abandonment of oil and gas properties..................          --       (88,947)      (73,528)
                                                         ----------    ----------    ----------
                                                          2,656,893     1,264,197     1,443,148
Provision for income taxes.............................     561,056       278,123       347,460
                                                         ----------    ----------    ----------
  Results of operations for oil and gas producing
     activities (excluding corporate overhead and
     financing costs)..................................  $2,095,837    $  986,074    $1,095,688
                                                         ==========    ==========    ==========

     Provision for income taxes was computed using the statutory tax rates for the years ended March 31, 1999, 1998 and 1997 and reflects permanent differences, including the Partnership's results of operations for oil and gas producing activities that are reflected in the Company's consolidated income tax provision (credit) for the periods.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

              ESTIMATED QUANTITIES OF PROVED OIL AND GAS RESERVES

                                                                OIL         GAS
                                                              (BBLS)       (MCF)
                                                              -------    ----------
Balance, March 31, 1996.....................................  195,200    20,048,000
  Extensions, discoveries and other additions...............       --     2,267,000
  Production................................................  (16,200)   (1,153,000)
  Revision of previous estimates............................  (58,800)   (3,121,000)
  Sales of minerals in place................................       --    (1,082,000)
                                                              -------    ----------
Balance, March 31, 1997.....................................  120,200    16,959,000
  Extensions, discoveries and other additions...............    3,000     1,333,000
  Production................................................  (13,900)   (1,116,000)
  Revision of previous estimates............................   26,400     1,153,000
  Sales of minerals in place................................       --      (527,000)
                                                              -------    ----------
Balance, March 31, 1998.....................................  135,700    17,802,000
  Extensions, discoveries and other additions...............  264,100    34,976,000
  Production................................................  (28,100)   (2,688,000)
  Revision of previous estimates............................   53,500     2,682,000
  Sales of minerals in place................................       --      (251,000)
                                                              -------    ----------
Balance, March 31, 1999.....................................  425,200    52,521,000
                                                              =======    ==========
PROVED DEVELOPED RESERVES
  March 31, 1996............................................  151,800    16,303,000
  March 31, 1997............................................  120,200    14,472,000
  March 31, 1998............................................  126,700    15,087,000
  March 31, 1999............................................  322,700    41,214,000

            STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

                                                                     MARCH 31,
                                                     ------------------------------------------
                                                         1999           1998           1997
                                                     ------------   ------------   ------------
Future cash inflows from sales of oil and gas......  $142,552,000   $ 46,349,000   $ 44,379,000
Future production costs............................   (47,105,000)   (12,997,000)   (13,422,000)
Future development costs...........................   (11,597,000)    (2,178,000)    (2,020,000)
Future income tax expense..........................   (24,774,000)    (8,959,000)    (8,145,000)
                                                     ------------   ------------   ------------
Future net cash flows..............................    59,076,000     22,215,000     20,792,000
Effect of discounting future net cash flows at 10%
  per annum........................................   (33,650,000)   (11,557,000)   (10,447,000)
                                                     ------------   ------------   ------------
Standardized measure of discounted future net cash
  flows............................................  $ 25,426,000   $ 10,658,000   $ 10,345,000
                                                     ============   ============   ============

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                     CHANGES IN THE STANDARDIZED MEASURE OF
                        DISCOUNTED FUTURE NET CASH FLOWS

                                                                YEAR ENDED MARCH 31,
                                                      -----------------------------------------
                                                         1999           1998           1997
                                                      -----------    -----------    -----------
Balance, beginning of year..........................  $10,658,000    $10,345,000    $13,262,000
Extensions, discoveries and other additions.........   30,710,000        728,000      1,301,000
Sales of oil and gas, net of production costs.......   (4,632,000)    (2,173,000)    (2,355,000)
Net changes in prices and production costs..........     (533,000)       130,000     (2,617,000)
Net changes in development costs....................   (8,287,000)      (104,000)      (950,000)
Revisions of previous quantity estimates............    2,272,000      1,122,000     (1,477,000)
Sales of minerals in place..........................     (107,000)      (259,000)      (859,000)
Net change in income taxes..........................   (6,367,000)      (246,000)     2,257,000
Accretion of discount...............................    1,066,000      1,035,000      1,326,000
Other...............................................      646,000         80,000        457,000
                                                      -----------    -----------    -----------
Balance, end of year................................  $25,426,000    $10,658,000    $10,345,000
                                                      ===========    ===========    ===========

     Under the guidelines of SFAS No. 69, estimated future cash flows are determined based on year-end prices for crude oil, current allowable prices applicable to expected natural gas production, estimated production of proved crude oil and natural gas reserves, estimated future production and development costs of reserves based on current economic conditions, and the estimated future income tax expenses, based on year-end statutory tax rates (with consideration of true tax rates already legislated) to be incurred on pretax net cash flows less the tax basis of the properties involved. Such cash flows are then discounted using a 10% rate.

     The estimated quantities of proved oil and gas reserves and standardized measure of discounted future net cash flows include reserves from proved undeveloped acreage. The proved undeveloped acreage includes only the acreage directly offsetting locations to wells that have indicated commercial production in the objective formation and which North Coast expects to drill in the near future using prices, operating costs and development costs expected in the area of interest. The quantities for fiscal 1999, 1998 and 1997 were reviewed by an independent petroleum engineering firm.

     The methodology and assumptions used in calculating the standardized measure are those required by SFAS No. 69. It is not intended to be representative of the fair market value of the Company's proved reserves. The valuation of revenues and costs does not necessarily reflect the amounts to be received or expended by the Company. In addition to the valuations used, numerous other factors are considered in evaluating known and prospective oil and gas reserves.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        JUNE 30, 1999 AND MARCH 31, 1999
                                  (UNAUDITED)

                                                                JUNE 30,       MARCH 31,
                                                                  1999            1999
                                                              ------------    ------------
ASSETS
CURRENT ASSETS:
  Cash and equivalents (including restricted cash of
     $800,000 at June 30, 1999).............................  $  2,759,554    $  1,956,617
  Accounts receivable:
     Trade, net.............................................     2,728,547       2,740,394
     Affiliates.............................................       124,909         115,278
  Inventories...............................................       209,787         210,556
  Deferred income taxes.....................................        57,000          57,000
  Refundable income taxes...................................        38,000          38,000
  Prepaid expenses..........................................       220,000         180,000
                                                              ------------    ------------
          Total current assets..............................     6,137,797       5,297,845
PROPERTY AND EQUIPMENT, at cost:
  Land......................................................        97,822          97,822
  Oil and gas properties (successful efforts)...............    43,414,305      42,964,679
  Pipelines.................................................     6,648,529       6,543,928
  Vehicles..................................................     1,034,947         937,613
  Furniture and fixtures....................................       595,051         588,473
  Buildings and improvements................................       828,925         823,225
                                                              ------------    ------------
                                                                52,619,579      51,955,740
  Less accumulated depreciation, depletion, amortization and
     impairment.............................................   (16,005,214)    (15,537,255)
                                                              ------------    ------------
                                                                36,614,365      36,418,485
OTHER ASSETS
  Advanced royalties........................................     1,530,000       1,570,000
  Other, net................................................       267,402         287,137
                                                              ------------    ------------
                                                                 1,797,402       1,857,137
                                                              ------------    ------------
                                                              $ 44,549,564    $ 43,573,467
                                                              ============    ============

      The accompanying notes are an integral part of these Balance Sheets.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        JUNE 30, 1999 AND MARCH 31, 1999
                                  (UNAUDITED)

                                                                JUNE 30,       MARCH 31,
                                                                  1999            1999
                                                              ------------    ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $    118,700    $     97,600
  Accounts payable..........................................     1,958,223       2,355,982
  Accrued expenses..........................................       367,934         444,808
  Billings in excess of costs on uncompleted contracts......            --              --
                                                              ------------    ------------
          Total current liabilities.........................     2,444,857       2,898,390
                                                              ------------    ------------
LONG-TERM DEBT, net of current portion......................    23,542,628      21,493,922
ACCRUED PLUGGING LIABILITY..................................       872,408         872,408
DEFERRED INCOME TAXES, NET..................................       366,200         366,200
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Series A, 6% Noncumulative Convertible Preferred stock,
     par value $.01 per share; 563,270 shares authorized;
     73,816 issued and outstanding (aggregate liquidation
     value of $738,160).....................................           738             738
  Series B, Cumulative Convertible Preferred stock, par
     value $.01 per share; 625,000 shares authorized,
     232,864 issued and outstanding (aggregate liquidation
     value $2,328,640 plus dividends in arrears of
     $326,010)..............................................         2,329           2,329
  Undesignated Serial Preferred stock, par value $.01 per
     share; 811,730 shares authorized; none issued and
     outstanding............................................            --              --
  Common stock, par value $.01 per share; 60,000,000 shares
     authorized; 4,557,217 and 4,556,814 issued and
     outstanding............................................        45,572          45,568
  Additional paid-in capital................................    21,914,935      21,914,939
  Retained deficit..........................................    (4,640,103)     (4,021,027)
                                                              ------------    ------------
          Total stockholders' equity........................    17,323,471      17,942,547
                                                              $ 44,549,564    $ 43,573,467
                                                              ============    ============

      The accompanying notes are an integral part of these Balance Sheets.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  FOR THE PERIODS ENDED JUNE 30, 1999 AND 1998
                                  (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                              ------------------------
                                                                 1999          1998
                                                              ----------    ----------
REVENUE:
  Oil and gas production....................................  $1,511,866    $1,564,912
  Drilling revenues.........................................          --       326,958
  Well operating, transportation and other..................     745,568       404,056
  Administrative and agency fees............................     157,035       210,132
                                                              ----------    ----------
                                                               2,414,469     2,506,058
COSTS AND EXPENSES:
  Oil and gas production expenses...........................     606,534       562,264
  Drilling costs............................................     104,385       395,177
  Oil and gas operations....................................     561,395       248,870
  General and administrative expenses.......................     803,975       444,126
  Depreciation, depletion, amortization,....................                        --
          impairment and other..............................     480,331       517,927
                                                              ----------    ----------
                                                               2,556,620     2,168,364
                                                              ----------    ----------
INCOME (LOSS) FROM OPERATIONS...............................    (142,151)      337,694
OTHER INCOME (EXPENSES)
  Interest income...........................................      17,189        17,069
  Other.....................................................         561         1,151
  Gain (loss) on sale of property and equipment.............        (177)         (508)
  Interest expense..........................................    (436,281)     (451,904)
                                                              ----------    ----------
                                                                (418,708)     (434,192)
                                                              ----------    ----------
INCOME (LOSS) BEFORE INCOME TAXES...........................    (560,859)      (96,498)
PROVISION FOR TAXES ON INCOME
  Current...................................................          --            --
  Deferred..................................................          --            --
                                                              ----------    ----------
                                                                      --            --
                                                              ----------    ----------
NET INCOME (LOSS)...........................................  $ (560,859)   $  (96,498)
                                                              ==========    ==========
NET INCOME (LOSS), applicable to common stock (after
  preferred stock dividends paid or in arrears of $58,216
  and $67,066 for the three months ended June 30, 1999 and
  1998).....................................................  $ (619,075)   $ (163,564)
                                                              ==========    ==========
NET INCOME (LOSS) PER SHARE
  (basic and diluted).......................................  $     (.14)   $     (.05)
WEIGHTED AVERAGE SHARES OUTSTANDING.........................   4,556,920     3,322,586
                                                              ==========    ==========

   The accompanying notes are an integral part of these Financial Statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND 1998
                                  (UNAUDITED)

                                                               JUNE 30,       JUNE 30,
                                                                 1999           1998
                                                              ----------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $ (560,859)   $    (96,498)
  Adjustments to reconcile net loss to cash provided (used)
     by operating activities --
       Depreciation, depletion, amortization and other......     480,331         517,927
       (Gain) loss on sale of property and equipment........         177             508
       Change in:
          Accounts receivable...............................       2,216        (819,074)
          Inventories and other current assets, net.........     (39,231)        (75,286)
          Other assets......................................      48,660        (388,634)
          Accounts payable..................................    (397,759)        (38,569)
          Accrued expenses..................................     (76,874)        (35,584)
          Billings in excess of costs on uncompleted
             contracts......................................          --        (302,881)
                                                              ----------    ------------
          Total adjustments.................................      17,520      (1,141,593)
                                                              ----------    ------------
          Net cash provided (used) by operating
             activities.....................................    (543,339)     (1,238,091)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................    (665,314)    (16,325,698)
                                                              ----------    ------------
          Net cash used for investing activities............    (665,314)    (16,325,698)

   The accompanying notes are an integral part of these Financial Statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

               FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND 1998
                                  (UNAUDITED)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving credit facility................   2,000,000      17,962,370
  Repayments of borrowings under revolving credit
     facility...............................................          --        (500,000)
  Payments on long-term debt................................     (25,885)        (29,210)
  Cash paid for deferred financing cost.....................          --        (150,000)
  Proceeds from issuance of long-term debt..................      95,691          31,366
  Distributions and dividends...............................     (58,216)        (26,826)
                                                              ----------    ------------
          Net cash provided by financing activities.........  $2,011,590    $ 17,287,700
                                                              ----------    ------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS.................  $  802,937    $   (276,089)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD.................  $1,956,617    $  1,578,984
                                                              ----------    ------------
CASH AND EQUIVALENTS AT END OF PERIOD.......................  $2,759,554    $  1,302,895
                                                              ==========    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
     Interest...............................................  $  411,887    $    353,889
     Income taxes...........................................  $   15,234    $     21,086

   The accompanying notes are an integral part of these Financial Statements.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1.  SUMMARY OF ACCOUNTING POLICIES

A. GENERAL

     The consolidated financial statements included herein, have been prepared by North Coast Energy, Inc. without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position have been made.

     Information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto which are incorporated in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

     The results of the operations for the interim periods may not necessarily be indicative of the results to be expected for the full year. In addition, the preparation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of North Coast Energy, Inc. and its wholly owned subsidiaries (the Company), North Coast Operating Company (NCOC), and NCE Securities, Inc. (NCE Securities). In addition, the Company's investments in oil and gas drilling partnerships, which are accounted for under the proportional consolidation method, are reflected in the accompanying financial statements. The Company's ownership of revenues in these drilling partnerships are as follows:

Capital Drilling Fund 1986-1 Limited Partnership............       13.2%
North Coast Energy/Capital 1987-1 Appalachian Drilling
  Program Limited Partnership...............................       51.2%
North Coast Energy/Capital 1987-2 Appalachian Drilling
  Program Limited Partnership...............................       45.1%
North Coast Energy/Capital 1988-1 Appalachian Drilling
  Program Limited Partnership...............................       43.9%
North Coast Energy/Capital 1988-2 Appalachian Drilling
  Program Limited Partnership...............................       48.6%
North Coast Energy 1989 Appalachian Drilling Program Limited
  Partnership...............................................       36.0%
North Coast Energy 1990-1 Appalachian Drilling Program
  Limited Partnership.......................................       44.7%
North Coast Energy 1990-2 Appalachian Drilling Program
  Limited Partnership.......................................       36.2%
North Coast Energy 1990-3 Appalachian Drilling Program
  Limited Partnership.......................................       42.3%
North Coast Energy 1991-1 Appalachian Drilling Program
  Limited Partnership.......................................       37.0%
North Coast Energy 1991-2 Appalachian Drilling Program
  Limited Partnership.......................................       33.6%
North Coast Energy 1991-3 Appalachian Drilling Program
  Limited Partnership.......................................       38.2%
North Coast Energy 1992-1 Appalachian Drilling Program
  Limited Partnership.......................................       28.3%
North Coast Energy 1992-2 Appalachian Drilling Program
  Limited Partnership.......................................       37.9%
North Coast Energy 1992-3 Appalachian Drilling Program
  Limited Partnership.......................................       54.0%
North Coast Energy 1993-1 Appalachian Drilling Program
  Limited Partnership.......................................       42.6%
North Coast Energy 1993-2 Appalachian Drilling Program
  Limited Partnership.......................................       38.7%
North Coast Energy 1993-3 Appalachian Drilling Program
  Limited Partnership.......................................       36.7%
North Coast Energy 1994-1 Appalachian Drilling Program
  Limited Partnership.......................................       37.7%

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

North Coast Energy 1994-2 Appalachian Drilling Program
  Limited Partnership.......................................       29.4%
North Coast Energy 1994-3 Appalachian Drilling Program
  Limited Partnership.......................................       33.5%
North Coast Energy 1995-1 Appalachian Drilling Program
  Limited Partnership.......................................       20.0%
North Coast Energy 1995-2 Appalachian Drilling Program
  Limited Partnership.......................................       20.0%
North Coast Energy 1996-1 Appalachian Drilling Program
  Limited Partnership.......................................       20.0%
North Coast Energy 1996-2 Appalachian Drilling Program
  Limited Partnership.......................................       20.0%
North Coast Energy 1997-1 Appalachian Drilling Program
  Limited Partnership.......................................       38.2%
North Coast Energy 1997-2 Appalachian Drilling Program
  Limited Partnership.......................................       22.1%
North Coast Energy 1998-1 Appalachian Drilling Program
  Limited Partnership.......................................       20.1%

     All significant intercompany accounts and transactions have been eliminated.

NOTE 2.  LONG-TERM DEBT

                                                           JUNE 30, 1999    MARCH 31, 1999
                                                           -------------    --------------
Long-term debt consists of the following:
Revolving credit notes payable -- bank...................   $22,827,635      $20,827,635
Mortgage note payable to a bank, secured by land and a
  building, requiring monthly payments of approximately
  $1,019 (including interest at 8%) through July 2003....        42,620           44,290
Mortgage note payable to a bank, secured by land and a
  building, requiring monthly payments of approximately
  $5,248 (including interest at 8.58% renegotiated every
  5 years)...............................................       480,977          487,673
Various installment notes payable, in aggregate monthly
  installments (including interest) of $12,500 at June
  30, 1999, and $7,500 at March 31, 1999.................       310,096          231,924
                                                            -----------      -----------
                                                             23,661,328       21,591,522
Less current portion.....................................       118,700           97,600
                                                            -----------      -----------
                                                            $23,542,628      $21,493,922
                                                            ===========      ===========

     On February 9, 1998, the Company entered into an agreement with ING (US) Capital LLC (successor in interest to ING (US) Capital Corporation)("ING Capital") to replace the $20,000,000 revolving credit facility with its previous lender. On May 29, 1998, the Company entered into an amended Credit Agreement with its lender increasing the Credit Facility from $20,000,000 to $25,000,000. The Agreement provides for a borrowing base which is determined semi-annually by the lender based upon the Company's financial position, oil and gas reserves, as well as outstanding letters of credit ($150,000 at June 30, 1999), as defined. At June 30, 1999, the Company's borrowing base was $25,000,000 subject to reduction for the outstanding letters of credit. Available borrowings under the facility at June 30, 1999 were $2,022,365 and may subsequently change based upon the semiannual reserve study and borrowing base determination.

     In June 1999, the Company and ING Capital entered into an amended credit agreement that extended the commitment period until and including July 2, 2000. At the termination of the commitment period, borrowings on the note are due and payable in 20 equal quarterly installments beginning on September 30, 2000. ING Capital has indicated to the company that sometime in the future it will discontinue lending to the oil and gas industry.

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

The Company is currently in the process of reviewing its options and financing needs with several prospective lenders.

     Amounts outstanding under the reducing revolving line of credit bear interest at the lending bank's prime rate plus .75% or LIBOR plus 2.50%, or approximately 7.65% and 8.25% at June 30, 1999 and June 30, 1998, respectively. The agreement requires the Company to pay a commitment fee of .5% on the unused amount of available borrowings. The agreement contains certain restrictive covenants, including working capital, current ratio, tangible net worth, and EBITDA calculations, as defined. The Company was in compliance with all covenants and restrictions at June 30, 1999.

     The revolving credit facility and the notes are collateralized by substantially all of the Company's assets including receivables, inventory, equipment and a first mortgage on certain of the Company's interests in oil and gas wells and reserves.

NOTE 3.  BILLINGS IN EXCESS OF COSTS ON UNCOMPLETED CONTRACTS

     At June 30 and March 31, 1999, all drilling contracts were completed.

NOTE 4.  COMMITMENT AND CONTINGENCIES

     The Company and a bank have issued standby letters of credit which provide a guaranteed total amount of $150,000 in lieu of coverage provided by insurance for road bond deposits against damage.

     At June 30, 1999, the Company has committed to fund certain costs of the North Coast Energy Appalachian Drilling Programs estimated to be approximately $84,000 for tangible well equipment and pipeline construction.

     On April 30, 1999, Charles M. Lombardy, Jr., the Chief Executive Officer of the Company, was paid $370,000 in lieu of continuing his employment contract by signing a separation agreement with the Company. Additionally, Lombardy received a ten-year warrant to purchase, at $5.00 per share, 60,000 shares of the Company's common stock. The Company escrowed approximately $800,000 for the purchase of the former Chief Executive Officer's common shares. The escrowed funds have been reflected as a cash and cash equivalent item on the accompanying Consolidated Balance Sheets. The Company is obligated to purchase the 107,301 common shares for $470,000 if NUON does not exercise its option to purchase such shares. If NUON does exercise its option to purchase these shares, it will directly reduce the amount of common shares NUON would be required to purchase under the NUON Agreement.

NOTE 5.  PREFERRED DIVIDENDS

     On June 30, 1999, the Company paid a dividend of $58,216 on the cumulative convertible Series B Preferred Stock. On June 30, 1998, the Company paid a dividend of $26,826 on the cumulative convertible Series B Preferred Stock. For purposes of computing earnings per share for the three months ended June 30, 1998, dividends paid and in arrears on the cumulative convertible Series B Preferred Stock were $67,066. Cumulative dividends in arrears on the cumulative convertible Series B Preferred Stock are $326,010 at June 30, 1999.

NOTE 6.  SALE OF COMMON STOCK

     On September 29, 1998 the Company sold 1,149,425 shares of its Common Stock for $5 million to NUON International bv, a limited liability company organized under the laws of the Netherlands ("NUON"), pursuant to the terms of a stock purchase agreement ("Agreement") by and between the Company and NUON dated August 1, 1997. Pursuant to the terms of the Agreement and subject to the satisfaction of certain conditions, including the development of a plan of complementary business, NUON may purchase an additional 1,149,425 shares of Common Stock by September 30, 1999. Be exercising their option to purchase additional shares by

                   NORTH COAST ENERGY, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

September 30, 1998, NUON's stock ownership increased to 51% of the Company's outstanding Common Stock. NUON also exercised the right to appoint two directors at the Company's December 1998 Annual Meeting.

     A portion of the proceeds from the sale of Common Stock was utilized to reduce the amount outstanding under the Company's Credit Facility with the remaining proceeds being used for working capital purposes.

NOTE 7.  REVERSE STOCK SPLIT

     On March 17, 1999, the Company's Board of Directors authorized a 1-for-5 reverse split of its common stock effective June 7, 1999 for stockholders of record at the close of business on May 12, 1999. The par value of the common stock was not changed. All share and per-share amounts in the accompanying consolidated financial statements have been restated to give retroactive effect to the reverse stock split.

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NORTH COAST. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORTH COAST SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     2
Risk Factors..........................     8
Information About Forward-Looking
  Statements..........................    14
Price Range of common stock and
  Dividend Policy.....................    15
Capitalization........................    16
Use of Proceeds.......................    16
Selected Consolidated Financial
  Data................................    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    20
Business..............................    31
Management............................    42
Summary Compensation Table............    45
Aggregated Option Exercises in Last
  Fiscal Year and Fiscal Year-End
  Values..............................    46
Certain Transactions..................    48
Principal and Selling Stockholders....    49
Description of Securities.............    50
Shares Eligible for Future Sale.......    58
Description of Certain Indebtedness...    60
Manner of Offering....................    62
Legal Matters.........................    62
Experts...............................    62
Where You Can Find More Information...    63
General Index to Financial
  Statements..........................   F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                              4,429,573 SHARES OF

                                  COMMON STOCK

                            NORTH COAST ENERGY, INC.
                              --------------------

                                   PROSPECTUS
                              --------------------
                                          , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following is a list of the estimated expenses to be incurred by North Coast in connection with the distribution of the shares of common stock being registered hereby. Except for the Securities and Exchange Commission Registration Fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee.........      4,110.83
Blue Sky Fees and Expenses..................................      1,000.00
Printing and Engraving Costs................................      1,000.00
Legal Fees and Expenses.....................................     15,000.00
Accountants Fee and Expenses................................      5,000.00
Miscellaneous...............................................      1,000.00
                                                                ----------
          Total.............................................    $27,110.83
                                                                ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers, employees or agents of the Registrant against expenses, including attorney's fees, actually and reasonably incurred by such persons in connection with the defense of any action, suit or proceeding in which such a person is a party by reason of his being or having been a director, officer, employee or agent of the Registrant, or of any corporation, partnership, joint venture, trust or other enterprise in which he served as such at the request of the Registrant, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and provided further (if the threatened, pending or completed action or suit is by or in the right of the corporation) that he shall not have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation (unless the court determines that indemnity would nevertheless be proper under the circumstances). The Registrant's by-laws provide that the Registrant shall indemnify such individuals to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933.

     In addition, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's certificate of incorporation provides that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions will be to eliminate the rights of North Coast and its stockholders (through stockholders' derivative suits on behalf of North Coast) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i)-(iv) of the preceding sentence. These provisions will not affect the availability of injunctive relief nor will it limit directors' liability for violations of the federal securities laws.

     In addition to the indemnification provisions contained in North Coast's certificate of incorporation and by-laws, North Coast has entered into Indemnification Agreements with each of its directors and executive officers. Generally, these Indemnification Agreements require North Coast to reimburse such officers and directors for the costs of defending litigation by or in the right of North Coast or otherwise, by reason of the fact such officer or director was acting in good faith in his capacity as such on behalf of North Coast. These Indemnification Agreements also require North Coast to reimburse the costs of a good-faith settlement of any such litigation by such officers and directors. Finally, the Indemnification Agreements may not restrict the officers' and directors' indemnity rights subsequently without the approval of the affected officer or director.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     No securities of North Coast which were not registered under the Act have been issued or sold by North Coast within the past three years except as follows:

     common stock was issued to NUON pursuant to a private offering at the then current price of $0.87 per share. NUON purchased 11,494,254 shares of common stock in two separate transactions on September 4, 1997 and September 30, 1998. NUON also has an option to purchase an additional 5,747,127 shares of common stock prior to September 30, 1999 for $0.87 per share.

     North Coast issued warrants to each of Messrs. Berns and Siegel to purchase 134,000 shares of common stock at a price of $0.875 per share associated with the NUON investment transactions of September 4, 1997 and September 30, 1998 described above. Messrs. Berns and Siegel are each entitled to additional warrants to purchase 67,000 shares of common stock upon the exercise of NUON's option.

     Certain directors of North Coast received common stock in lieu of cash compensation for director's fees between October 1996 and December 1997 in the following amounts: Mr. Pinkerton (8,464 shares); Mr. Grose (8,971 shares); Mr. Michaels (8,094 shares); Mr. Begley (16,715 shares); Mr. Wegrich (12,403 shares); Mr. Ebinger (11,973 shares); and Mr. Bauman (11,973 shares).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     See the Exhibit Index at page E-1 of this Registration Statement.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (a) The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective date thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities bring registered which remain unsold at the termination of the offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment no. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio on September 17, 1999.


                                          NORTH COAST ENERGY, INC.

                                          By: /s/ GARRY REGAN

                                            ------------------------------------
                                              Garry Regan
                                              President


     Pursuant to the requirements of the Securities Act of 1933, this amendment no. 3 to the registration statement has been signed by the following persons in the capacities indicated on this 17th day of September, 1999.



/s/ GARRY REGAN                                 President and Director
--------------------------------------------
Garry Regan

                                                Director
--------------------------------------------
Leo J. M. J. Blomen

                                                Director
--------------------------------------------
Dominic A. Visconsi

CAREL W. J. KOK*                                Director
--------------------------------------------
Carel W. J. Kok

                                                Director
--------------------------------------------
S. F. E. Bas Rosenbaum

C. RAND MICHAELS*                               Director
--------------------------------------------
C. Rand Michaels

JOHN H. PINKERTON*                              Director
--------------------------------------------
John H. Pinkerton

SAUL SIEGEL*                                    Chief Executive Officer and Director
--------------------------------------------    (principal executive officer)
Saul Siegel

JOS J. M. SMITS*                                Director
--------------------------------------------
Jos J. M. Smits

RALPH L. BRADLEY*                               Director
--------------------------------------------
Ralph L. Bradley

TIMOTHY WAGERS*                                 Treasurer and Chief Financial Officer
--------------------------------------------    (principal financial and accounting officer)
Timothy Wagers

---------------


* The undersigned, by signing his name hereto, does sign this amendment no. 3 to this registration statement on behalf of the above directors and officers of North Coast Energy, Inc., pursuant to a power of attorney executed on behalf of each such director and officer and which has been filed with the Securities and Exchange Commission.


  By: /s/ GARRY REGAN

                                             -----------------------------------
      Garry Regan
      As Attorney-In-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                                    SEQUENTIAL
NUMBER                       DESCRIPTION OF DOCUMENTS                         PAGE
-------                      ------------------------                      ----------
    3.1    Certificate of Incorporation of the Registrant dated August        (B)
           30, 1988.
    3.2    Certificate of Stock Designation of the Registrant filed           (B)
           September 12, 1988.
    3.3    Certificate of Stock Designation of the Registrant filed           (B)
           September 14, 1989.
    3.4    Certificate of Correction filed March 22, 1991.                    (C)
    3.5    Certificate of Amendment to Certificate of Incorporation           (A)
           filed November 4, 1992.
    3.6    Certificate of Stock Designation filed December 29, 1992.          (D)
    3.7    Certificate of Amendment to Certificate of Incorporation           (G)
           filed August 29, 1994.
    3.8    Certificate of Amendment to Certificate of Incorporation           (K)
           filed December 16, 1998.
    3.9    Certificate of Amendment to Certificate of Incorporation           (M)
           filed June 7, 1999.
    5.1    Opinion of Calfee, Halter & Griswold LLP as to the validity        (M)
           of the shares of common stock.
   10.1    1988 Stock Option Plan.                                            (B)
   10.2    Form of Profit Sharing Plan.                                       (B)
   10.3    Form of Indemnity Agreement between the Registrant and each        (B)
           of its Directors and executive officers.
   10.4    North Coast Energy, Inc. Key Employees Stock Bonus Plan.           (B)
   10.5    Stock Option Agreement dated as of May 17, 1991 between            (C)
           Registrant and Timothy Wagers.
   10.6    Stock Option Agreement dated as of May 17, 1991 between the        (C)
           Registrant and Thomas A. Hill.
   10.7    Option Agreement dated February 22, 1994 by and between            (E)
           Registrant and Charles M. Lombardy, Jr.
   10.8    Option Agreement dated February 22, 1994 by and between            (E)
           Registrant and Garry Regan.
   10.9    Warrant to purchase 200,000 shares of common stock of North        (G)
           Coast.
  10.10    Warrant to purchase 300,000 shares of common stock of North        (G)
           Coast.
  10.11    Restated Employment Agreement dated May 3, 1995 by and             (H)
           between Registrant and Charles M. Lombardy, Jr.
  10.12    Restated Employment Agreement dated May 3, 1995 by and             (H)
           between Registrant and Garry Regan.
  10.13    Credit Agreement by and between ING Capital and North Coast        (L)
           dated February 9, 1998.
  10.14    Purchase and Sale Agreement dated April 8, 1998 between Kelt       (J)
           Ohio, Inc., and North Coast Energy, Inc.
  10.15    Ratification and Amendment to Purchase and Sale Agreement          (J)
           dated May 12, 1998 between Kelt Ohio, Inc., and North Coast
           Energy, Inc.
  10.16    First Amendment to Credit Agreement and Promissory Note            (J)
           dated May 29, 1998 between ING (U.S.) Capital Corporation
           and North Coast Energy, Inc.
  10.17    Second Amendment to Credit Agreement and Promissory Note           (L)
           dated September 2, 1998 between ING (U.S.) Capital
           Corporation and North Coast Energy, Inc.
  10.18    Warrants to purchase 300,000 shares (pre-split) of Common          (L)
           Stock of the Company.
  10.19    Separation Agreement dated April 30, 1999 by and among North       (L)
           Coast Energy, Inc., NUON International, bv, Charles M.
           Lombardy, Jr., and Betty M. Lombardy.
  10.20    Third Amendment to Credit Agreement and Promissory Note            (L)
           dated June 23, 1999 between ING (U.S.) Capital Corporation and North Coast Energy, Inc.
   21.1    List of Subsidiaries.                                              (E)

EXHIBIT                                                                    SEQUENTIAL
NUMBER                       DESCRIPTION OF DOCUMENTS                         PAGE
-------                      ------------------------                      ----------
   23.1    Consent of Arthur Andersen LLP.                                     --
   23.2    Consent of Hausser + Taylor LLP.                                    --
   23.3    Consent of Calfee, Halter & Griswold LLP (included in
           Exhibit 5.1 of this Registration Statement)
   23.4    Consent of S.A. Holditch & Associates                               --
   27.1    Financial Data Schedule for the period April 1, 1998 to             *
           March 31, 1999
   27.2    Financial Data Schedule for the period April 1, 1999 to June        *
           30, 1999

---------------

(A) Incorporated herein by reference to the appropriate exhibit to the Registrant's Registration Statement on Form S-2 (Reg.
     No. 33-54288).
(B) Incorporated herein by reference to the appropriate exhibit to North Coast's Registration Statement on Form S-1 (File
     No. 33-24656).
(C) Incorporated herein by reference to the appropriate exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1991.
(D) Incorporated herein by reference to the appropriate exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1993.
(E) Incorporated herein by reference to the appropriate exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1994.
(F) Incorporated herein by reference to the appropriate exhibit to the Registrant's Quarterly Report on form 10-Q for the fiscal quarter ended September 30, 1994.
(G) Incorporated herein by reference to the appropriate exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1995.
(H) Incorporated herein by reference to the appropriate exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1996.
(I) Incorporated herein by reference to the appropriate exhibit to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1996.
(J) Incorporated herein by reference to the appropriate exhibit to the Registrant's Report on Form 8-K dated June 12, 1998.
(K) Incorporated herein by reference to the appropriate exhibit to the Registrant's Form S-1 dated February 5, 1999 (File
     No. 333-71855).
(L) Incorporated herein by reference to the appropriate exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.
(M) Incorporated herein by reference to the appropriate exhibit to Amendment No. 1 to the Registrant's Form S-1 dated July
     1, 1999 (File No. 333-71855).
*    Exhibits 27.1 and 27.2 furnished for Securities and Exchange
     Commission purposes only.